As submitted confidentially to the U.S. Securities and Exchange Commission on November 21, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COOLBIT TECHNOLOGIES LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	7374	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 1506 15/F

Wing On Centre

111 Connaught Road Central

Hong Kong

Telephone: +852 3589-5718

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry F. Schlueter, Esq. David Stefanski, Esq. Schlueter & Associates, P.C. 5655 South Yosemite Street, Suite 350 Greenwood Village, CO 80111 Telephone: (303) 292-3883	Benjamin Tan Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in in Rule 405 of the Securities Act of 1933.

Emerging growth company        ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated [●], 2025

PRELIMINARY PROSPECTUS

COOLBIT TECHNOLOGIES

LIMITED

[     ] CLASS A ORDINARY SHARES

This is a firm commitment initial public offering of [●] Class A ordinary shares, US$0.00001 par value per share (“Class A Ordinary Shares”) of Coolbit Technologies Limited, a Cayman Islands company (“Coolbit,” “Company,” “we,” “our” or “us”). We anticipate that the initial public offering price of the Class A Ordinary Shares will be between US$[●] and US$[●] per Class A Ordinary Share.

We have granted the underwriters an option, exercisable from time to time in whole or in part, to purchase up to [●] additional Class A Ordinary Shares from us at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

Prior to this offering, there has been no public market for our shares. We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “CBIT.” This offering is contingent upon the listing of our Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange.

Our Company is authorized to issue 1,000,000,000 Ordinary Shares, consisting of 900,000,000 Class A Ordinary Shares of par value US$0.00001 each, and 100,000,000 Class B Ordinary Shares of par value US$0.00001 each (“Class B Ordinary Shares”). As of the date of this prospectus, we have 17,000,000 ordinary shares issued and outstanding, consisting of 6,999,920 Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to ten (10) votes on any matter on which action of the shareholders of the Company is sought. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof, but Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Our Class B Ordinary Shares vote together with our Class A Ordinary Shares. Holders of Class B Ordinary Shares are not entitled to receive dividends or other distributions. Class A Ordinary Shares are the only class of ordinary shares being offered in this offering.

Coolbit is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations through our subsidiary, Xcentz Limited (the “Operating Subsidiary”), in Hong Kong, a Special Administrative Region of the People’s Republic of China (the “PRC” or “mainland China”). The legal and operational risks associated with operating in mainland China also apply to any current or future operations in Hong Kong.

Investors are cautioned that the Class A Ordinary Shares they are buying are shares of Coolbit, a Cayman Islands holding company, and not shares of the Operating Subsidiary. Investors in this offering will not directly hold equity interests in the Operating Subsidiary.

Coolbit’s authorized and issued share capital is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Due to the disparate voting powers associated with our two classes of ordinary shares, upon completion of this offering, our controlling shareholder, Prime Palace Investment Limited (“Prime Palace”), a British Virgin Islands corporation that is controlled by Mr. Sze Wah Sam Cheung, a director of the Company, as the owner of 3,982,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares, will directly own [●]% of the total aggregate voting power, assuming that the underwriters do not exercise their over-allotment option. Therefore, Mr. Sze Wah Sam Cheung, as the beneficial owner of an aggregate of 5,682,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares, will control matters subject to a vote by the Company’s shareholders, and the Company will be a “controlled company” as defined under Nasdaq Marketplace Rule 5615(c). As a “controlled company,” the Company is permitted to elect not to comply with certain corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions, we may elect to rely on these exemptions in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 11 of this prospectus.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” on pages 12 and 13 of this prospectus, respectively, for more information.

Investing in our Class A Ordinary Shares involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our Class A Ordinary Shares.

The Company’s Operating Subsidiary is located in Hong Kong. This results in significant legal and operational risks, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). However, pursuant to the long-arm provisions under current PRC laws and regulations, the PRC government could exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time.

Further, the Chinese government may disallow our current corporate structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of the Class A Ordinary Shares being registered in this offering and it could cause such securities to significantly decline in value or become worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. No effective laws or regulations in the PRC explicitly require the Company to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for the Company’s overseas listing, nor has the Company or any of its subsidiaries received any inquiry, notice, warning or sanctions from the CSRC or any other PRC governmental authority regarding the planned overseas listing. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what potential impact any modified or new laws and regulations may have on the Company’s daily business operation or on its ability to accept foreign investments and list on a U.S. exchange. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause our securities to significantly decline in value or become worthless.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; and (ii) if an issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (a) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (b) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC.

Based on the above, given that (i) the Company currently does not have, nor does it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in the PRC; (ii) it does not have any operations in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iii) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; and (iv) no revenue of the Company is generated from the PRC, in the opinion of our PRC counsel, Lifang & Partners Shenzhen Office, the Company is not a domestic enterprise under the Trial Measures and, therefore, the Trial Measures do not apply to the Company and its listing on Nasdaq does not require a filing with the CSRC. Further, by virtue of the Basic Law described above, the Trial Measures, which is a PRC national law, do not, prima facie, apply to our Operating Subsidiary since it is in Hong Kong and not mainland China.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the (“Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We do not believe we are obligated to apply for a cybersecurity review pursuant to the Measures for Cybersecurity Review (2021) considering that (i) we do not carry out data processing activities that affect or may affect national security; (ii) we are not in possession of or otherwise holding personal information of over one million users; and (iii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. Entities handling personal information shall bear responsibility for their personal information handling activities and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, suspend or terminate the provision of services and face confiscation of illegal income, fines or other penalties.

Given that (i) our sole Operating Subsidiary is incorporated and located in Hong Kong; (ii) we have no subsidiary, VIE structure or any direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law to apply to or have any impact on our business or operations.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC counsel or us, or that the CSRC or any other PRC governmental authority would not promulgate new rules or new interpretations of current rules (with retroactive effect) to require us to obtain CSRC or other PRC governmental approvals for this offering. If we or our Operating Subsidiary have inadvertently concluded that such approvals are not required, we may be required to make corrections, be given a warning or be fined between RMB 1 million and RMB 10 million, and our Controlling Shareholder, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Hong Kong Personal Data (Privacy) Ordinance (the “PDPO”) is applicable to both the private and the public sectors. It sets out how data users should collect, handle and use personal data, and is complemented by provisions that impose further compliance requirements through its six Data Protection Principles. In general, the six Data Protection Principles stipulate that (i) personal data shall only be collected for a lawful purpose and under fair means directly related to a function or activity of the data user. The data subject shall be fully informed of how their data will be used; (ii) the data user shall take all practicable steps to ensure that personal data is accurate and is not kept longer than is necessary for such purpose. The data user shall erase all such personal data that is no longer required; (iii) the personal data collected shall not be used for any new purpose which is not or is unrelated to the original purpose unless express and voluntary consent is obtained from the data subject; (iv) the data user shall take all practicable steps to protect the personal data it collected against any unauthorized or accidental access, processing, erasure, loss or use; (v) the data user shall ensure the openness of its personal data policies and practices, the kind of personal data held and the main purpose for holding it; and (vi) the data subject shall be entitled to access and to correct the personal data given. The data subject can withdraw the consent previously given by written notice.

The Office of the Privacy Commissioner for Personal Data in Hong Kong may conduct investigations into any suspected contravention of the PDPO and may issue enforcement notice to the data user directing remedial and/or preventive steps to be taken. It is an offense to contravene the enforcement notice, carrying a maximum penalty of a fine of HK$50,000 and imprisonment for two years, with a daily penalty of HK$2,000. In addition, section 9 of the PDPO stipulates the consequences regarding doxing-related offenses and direct marketing provisions. In general, it is an offense if a person discloses any personal data of a data subject without the data subject’s consent, and depending on the intent, the maximum penalty upon conviction is a fine of up to HK$1,000,000 and imprisonment for five years.

The Holding Foreign Companies Accountable Act (the “HFCAA”), as enacted on December 18, 2020, prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. On December 29, 2022, that time period was reduced to two consecutive years as part of the Consolidated Appropriations Act, 2023.

On December 16, 2021, the PCAOB issued a determination report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in (i) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (ii) Hong Kong, a Special Administrative Region because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations..

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of the PRC, pursuant to which the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA. There can be no assurance that China will continue to abide by the SOP and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will continue to be allowed and will continue to provide the PCAOB with timely access to information.

Because our independent registered public accounting firm, WWC, P.C. (“WWC”), is headquartered in San Mateo, California, it would not be subject to any determinations that may be announced by the PCAOB in the future with respect to auditors located in China or Hong Kong. We believe that the PCAOB’s inspectors and investigators have consistent access to the audit work performed by WWC for us. Therefore, we do not expect to be affected by the HFCAA at this time.

Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. Conversely, as a holding company, we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association to provide funding to our subsidiaries through loans and/or capital contributions. Our subsidiaries are permitted under the relevant laws of Hong Kong, the United States, the British Virgin Islands, the Cayman Islands, Canada and Singapore to issue cash dividends to us without limitation on the size of such dividends. However, if any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends. As of the date of this prospectus, no transfers have been made from the Company to its subsidiaries and vice versa or between our subsidiaries nor have the Company and our subsidiaries made any distributions or payments of dividends. The Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this prospectus, neither the Company nor any of our subsidiaries maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. See “Consolidated Financial Statements” included in this prospectus on page F-1.

There can be no assurance that the PRC government will not disallow our holding company structure or that it will not restrict or prohibit the flow of cash in or out of Hong Kong. Any legal and operational risks associated with operating in the PRC also apply to any current or future operations in Hong Kong. Disallowance of our holding company structure could result in a material change in our operations in Hong Kong and/or cause our securities to decrease significantly in value or become worthless. Furthermore, any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For additional information, see “Risk Factors - Risks Related to Doing Business in Hong Kong - We are subject to unique risks due to our being a holding company with our sole Operating Subsidiary located in Hong Kong, which is a Special Administrative Region of the PRC. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong.” and “ -- The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to the other entities within our Group or to reinvest in our business outside of Hong Kong” on pages 44 and 46, respectively.

No securities may be sold without delivery of this prospectus describing the method and terms of the offering of such securities.

	Per Share	Total(4)
Offering price(1)	US$	US$
Underwriting discounts and commissions to be paid by us(2)	US$	US$
Proceeds to the Company before expenses(3)	US$	US$

(1)	Offering price per Class A Ordinary Share is assumed to be US$[●], being the mid-point of the offering price range.

(2)	We have agreed to pay the underwriters a discount equal to 7.5% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering and underwriters’ expenses of up to $300,000. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 125.

(3)	Excludes expenses payable to the underwriters. The total amount of underwriters’ expenses related to this offering is set forth in the section titled “Underwriting - Discounts and Expenses” on page 125.

(4)	Assumes that the underwriters do not exercise any portion of the over-allotment option.

If the underwriters exercise the over-allotment option in full, the total underwriting discount payable will be US$[●], and the total proceeds to us, before expenses, will be US$[●].

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

EDDID SECURITIES USA INC.

The date of this prospectus is [●], 2025.

Until [●], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Neither the Company nor the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither the Company nor the underwriters take responsibility for, or provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither the Company nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts, and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

Our reporting currency is the U.S. dollar. We have included the financial data of our subsidiaries in the Company’s financial statements as follows: (i) the functional currency of its Operating Subsidiary in Hong Kong is the Hong Kong dollar, the Operating Subsidiary’s assets and liabilities are expressed in US dollars at the exchange rate on the balance sheet date, which is 0.1278 and 0.1285 as of March 31, 2024 and March 31, 2025, respectively, shareholders’ equity accounts are translated at historical rates and income and expense items are translated at the average exchange rate during the period, which is 0.1278 and 0.1283 for the fiscal years ended March 31, 2024 and March 31, 2025, respectively; and (ii) the functional currency of its subsidiary, Coolpad Technologies CA, is the Canadian dollar, Coolpad Technologies CA’s assets and liabilities are expressed in US dollars at the exchange rate on the balance sheet date, which is 0.7385 and 0.6950 as of March 31, 2024 and March 31, 2025, respectively, shareholders’ equity accounts are translated at historical rates and income and expense items are translated at the average exchange rate during the period, which is 0.7417 and 0.7190 for the fiscal years ended March 31, 2024 and March 31, 2025, respectively. The functional currency of the Company and each other subsidiary is the US dollar.

We make no representation that the Hong Kong dollar or Canadian dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys (i.e., the Frost and Sullivan Report, as defined under “Definitions”), reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical fact included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and in this section of the prospectus.

Important factors that could cause our actual results to differ materially from those in the forward-looking statements include, but are not limited to, regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

●	Bitcoin price and foreign currency exchange rate fluctuations;

●	expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;

●	our ability to secure additional Miners, power capacity, facilities and sites on commercially reasonable terms;

●	Bitcoin network Hashrate fluctuations;

●	expectations regarding availability and pricing of electricity;

●	reliability and performance of our electrical infrastructure compared to expectations;

●	the availability, suitability and reliability of internet connections at our facilities;

●	expectations with respect to the useful life and obsolescence of hardware and our ability to secure replacement or additional hardware on commercially reasonable terms;

●	delays or reductions in the supply and increases in the costs of procuring hardware;

●	delays, increases in costs or reductions in the supply of other equipment used in our operations;

●	the reliability of electricity supply, hardware and electrical and data center infrastructure, including electricity outages and any variance between the actual operating Hashrate of our hardware achieved compared to the nameplate Hashrate;

●	our ability to operate in an evolving regulatory environment;

●	malicious attacks on our property, infrastructure or IT systems;

●	our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;

●	our ability to obtain, maintain, protect and enforce our intellectual property rights and other confidential information;

●	any material costs relating to environmental, health and safety requirements or liabilities;

●	damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;

●	any regulations around Bitcoin and the Bitcoin Mining industry, including regulation on the ability to provide electricity to Bitcoin Miners;

●	climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;

●	our ability to remain competitive in a dynamic and rapidly evolving industry;

●	our ability to retain senior management team members and recruit qualified and experienced new team members; and

●	other factors that are described in “Risk Factors,” some of which may be beyond our control.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update nor revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various research and other publications. Statistical data in these publications also include projections based on a number of assumptions. The market for Bitcoin may not grow at the rate projected by such market data, or at all. Failure of our industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

DEFINITIONS

“Amended and Restated Memorandum and Articles of Association” means the memorandum and articles of association of our Company adopted on October 17, 2023 as amended and restated on May 12, 2025 and on August 12, 2025, and as further supplemented, amended or otherwise modified from time to time, a copy of which is filed as Exhibit 3.1 to our registration statement filed with the SEC on [●].

“ASIC” means Application-Specific Integrated Circuit, a custom-designed integrated circuit tailored for a specific application or function, rather than being a general-purpose processor, offering optimized performance and efficiency for that particular task.

“Bitcoin” means a system of global, decentralized, scarce, digital money in which a record of transactions, especially those made in a Cryptocurrency, is maintained across computers that are linked in a peer-to-peer network.

“Bitcoin network” means the collection of all nodes running the Bitcoin Protocol. This includes Miners that use computing power to maintain the ledger and add new Blocks to the Blockchain.

“Block” means a bundle of transactions analogous with digital pages in a ledger. Transactions are bundled into Blocks, which are then added to the ledger. Miners are rewarded for “Mining” a new Block.

“Blockchain” means a software program containing a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network, that enables peer-to-peer transmission of transaction information, and that follows a consensus Protocol for confirming new Blocks to be added to the Blockchain.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“CAD” means Canadian dollar(s), the lawful currency of Canada.

“Companies Act” means the Companies Act (as revised) of the Cayman Islands, as amended, supplemented and/or otherwise modified from time to time.

“Controlling Shareholder” means for the purposes of our Company, Prime Palace, a British Virgin Islands company, and, indirectly, Mr. Sze Wah Sam Cheung, Prime Palace’s sole shareholder and the direct owner of 1,700,000 Class A Ordinary Shares.

“Coolbit Mining” means Coolbit Mining Holdings Limited, a British Virgin Islands company incorporated on August 10, 2023, which is a wholly-owned subsidiary of our Company.

“Coolbit Mining Pte.” means Coolbit Mining Pte. Ltd., a Republic of Singapore company incorporated on October 25, 2023, which is a wholly-owned subsidiary of Coolbit Mining.

“Coolpad Investment” means Coolpad Investment Limited, a British Virgin Islands company incorporated on June 5, 2024, which is a holding company not conducting any business operations and, immediately prior to this offering, the owner of approximately 18.8% of the total issued and outstanding shares of the Company.

“Coolpad Technologies CA” means Coolpad Technologies CA, Inc., a Canadian company incorporated on April 26, 2019, which is a wholly-owned subsidiary of the Company.

“Coolpad Technologies US” means Coolpad Technologies Inc., a company incorporated under the laws of the State of Delaware on August 22, 2011, which is a wholly-owned subsidiary of the Company.

“Cryptocurrency” means a digital currency in which transactions are verified and records maintained by a decentralized system using cryptography, rather than by a centralized authority.

“Digital asset” means Bitcoin and alternative coins, or “altcoins,” launched after the success of Bitcoin. This category is designed to serve functions including as a medium of exchange, store of value, and/or to power applications.

“Difficulty” means, in the context of Bitcoin Mining, a measure of the relative complexity of the algorithmic solution required for a Miner to Mine a Block and receive the Bitcoin reward. An increase in network Hashrate will temporarily result in faster Block times as the Mining algorithm is solved quicker - and vice versa if the network Hashrate decreases. The Bitcoin network Protocol adjusts the network Difficulty every 2,016 Blocks (approximately every two weeks) to maintain a target Block time of 10 minutes.

“Distributed Ledger” means the technological infrastructure and Protocols that allow simultaneous access, validation and record updating across a networked database.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“EH/s means exahash per second. One EH/s equals one quintillion Hashes per second (1,000,000,000,000,000,000 h/s).

“Fiat currency” means a government issued currency that is not backed by a physical commodity, such as gold or silver, but rather by the government that issued it.

“Fiat liability” means a liability to be paid in Fiat currency.

“Fork” means a fundamental change to the software underlying a Blockchain, which may result in two different Blockchains, the original and the new version, each with their own token.

“Frost & Sullivan Report” means the report dated May 2024 prepared by Frost & Sullivan, a third-party global research organization, commissioned by the Company.

“Group” or “our Group” means Coolbit Technologies Limited and all of its subsidiaries as a group.

“Hash” means to compute a function that takes an input and then outputs an alphanumeric string known as the “Hash value.”

“Hashrate” means the speed at which a Miner can produce computations (Hashes) using the Bitcoin network’s algorithm, expressed in Hashes per second.

“HK$” or “HK dollar(s)” means Hong Kong dollar(s), the lawful currency of Hong Kong.

“IFRS” means the IFRS Accounting Standards as issued by the International Accounting Standards Board.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse nor descendant (by birth or adoption) of any 5% owner of the Company.

“Magic Code” means Magic Code Inc., a Cayman Islands company incorporated on February 2, 2018, which is a wholly-owned subsidiary of the Company.

“Miner” or “Mining machine” means a computer or group of computers that competes to Mine Blocks. Bitcoin Miners that successfully Mine Blocks are rewarded with new Bitcoin as well as any transaction fees.

v

“Mining” or “Mine” means the process by which new Blocks are created, and thus new transactions are added to the Blockchain.

“Mining pool” means a platform for Miners to contribute their Hashrate in exchange for Digital assets, including Bitcoin, and in some cases regardless of whether the Mining pool effectively Mines any Block. Miners tend to join Mining pools to increase payout frequency, with Mining pools generally offering daily payouts, and to externalize to the Mining pool the risk of a Block taking longer than statistically expected from the network Difficulty. Mining pools offer these services in exchange for a fee.

“MW” means megawatts: one MW equals one million watts (1,000,000 W).

“Nasdaq Market” means an online global electronic marketplace for buying and selling securities, which operates 25 markets, 1 clearinghouse and 5 central securities depositories in the United States and Europe.

“Network Hash Rate” means the Hashrate of all Miners on a particular network.

“NFT” means non-fungible tokens, which are unique cryptographic tokens that cannot be copied.

“Operating Subsidiary” means Xcentz Limited.

“PH/s” means petahash per second. One PH/s equals one quadrillion Hashes per second (1,000,000,000,000,000 h/s).

“Prime Palace” means Prime Palace Investment Limited, a British Virgin Islands company, which is a holding company not conducting any business operations and 100% owned by Mr. Sze Wah Sam Cheung. Prime Palace is the record owner of approximately 71.2% of the total issued and outstanding shares of the Company prior to this offering.

“Proof-of-stake” means an alternative consensus Protocol, in which a “validator” typically may use their own Digital assets to validate transactions or Blocks. Validators may “stake” their Digital assets on whichever transactions they choose to validate. If a validator validates a Block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it may lose the Digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to Proof-of-work.

“Proof-of-work” or “PoW” means a Protocol for establishing consensus across a system that ties Mining capability to computational power. Hashing a Block, which is in itself an easy computational process, now requires each Miner to solve for a certain Difficulty variable periodically adjusted by the Bitcoin network Protocol. In effect, the process of Hashing each Block becomes a competition and, as a result, the overall process of hashing requires time and computational effort.

“Protocol” means the software that governs how a Blockchain operates.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SEC” means the United States Securities and Exchange Commission.

“TW” means terawatts: one TW equals one trillion watts (1,000,000,000,000 W)

“US$” or “US dollar(s)” means United States dollar(s), the lawful currency of the United States.

“USDT” means the stablecoin Cryptocurrency, also known as Tether, that is pegged to the US dollar, meaning its value is designed to be equivalent to one US dollar. It is utilized by traders and investors looking for a stable Cryptocurrency to minimize volatility when trading other Cryptocurrencies.

“VLAN” means a virtual local area network, which is a broadcast domain that is partitioned and isolated in a computer network at the data link layer thus behaving like a virtual switch or link that can share the same physical structure with other VLANs while staying logically separate from them.

“VPN” means a virtual private network that virtually extends a private network not in the public internet across one or multiple other networks which are either uncontrolled or need to be isolated.

“Web 3.0” means a future internet built on decentralized Blockchains, which are ledger systems currently used by Cryptocurrencies intending to give individuals more control over the web and incorporating concepts such as decentralization, Blockchain technologies and token-based economics.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also the section “Where You Can Find Additional Information.”

OVERVIEW AND CORPORATE HISTORY

Overview

The Company is a recently incorporated company engaged in the Bitcoin Mining sector. We employ an integrated Mining strategy (supported by hosting agreements) that utilizes U.S. and Canadian-based Mining facilities to generate Bitcoin by performing computing associated with PoW. The Company’s current business plan does not include the expansion of its Mining operations to include Digital assets other than Bitcoin, or any other activities with, or the holding of, any other Cryptocurrencies other than Bitcoin, and the Company does not anticipate any changes to its business plan for the foreseeable future.

The Company’s business model is focused on the U.S. and Canada, and is centered on leasing high-performance Bitmain Miners from partners and utilizing third-party hosting providers for site operations, although we intend to expand and evolve our business model by utilizing a portion of the net proceeds of the offering to purchase Bitcoin Miners directly and possibly to acquire a Company-owned Mining facility. This strategic shift to a hybrid model, incorporating both owned and leased Miners, and to owning our Mining facility is intended to provide us with greater operational flexibility. However, currently, through our current long-term leasing agreements, the Company gains access to top-tier Mining equipment without large upfront infrastructure costs. The Miners are deployed to the hosting providers’ facilities, where the hosting providers handle installation, configuration, Mining pool connectivity and 24/7 monitoring and technical support. The Company rigorously tracks key indicators including online rate, Hashrate deviation rate and electricity bill verification through daily collaboration with hosts to optimize Miner performance and cost efficiency. Revenue is generated daily by contributing Hashrate to a Mining pool, which allocates Bitcoin Block rewards and transaction fees proportionally to the Company’s digital wallet based on its share of valid Hashrate contributed.

As we receive Bitcoin rewards through our Mining operations, we exchange our Bitcoin for Fiat currency to fund our operations. This conversion is conducted on an as-needed basis determined by our short-term liquidity requirements and an ongoing assessment of market conditions. Our primary strategy for managing short-term Fiat currency needs is to liquidate a sufficient amount of Bitcoin to cover projected liabilities, anticipated operating expenses and capital expenditures over a forward-looking period, typically one to three months. Our management team assesses our Fiat currency needs and reviews our financial forecasts on a daily basis to determine the timing and amount of Bitcoin to be converted. Managing short-term Bitcoin exposure is a function of cash management as we accrue Bitcoin from Mining and accrue Fiat liabilities in the course of doing business. In identifying our Fiat currency needs, we assess market conditions and review our financial forecast on a daily basis. We safeguard and keep private our Bitcoin by utilizing offline storage solutions that require multi-factor authentication and third-party custody solutions. While we are confident in the security of our Bitcoin, we will continue to evaluate additional protective measures.

In addition to holding Bitcoin available for liquidation on an as-needed basis to fund business activities, we look to realize value through the direct appreciation of Bitcoin held on our balance sheet and explore treasury management monetization opportunities. The primary use of our free cash flow is to fund and support the growth of our business. Holding Bitcoin on the balance sheet is a core piece of this strategy and we intend to look to grow this balance over time. Once these have been retained on the balance sheet, the merits of various monetization strategies, including lending them out, can be considered.

As of the date of this prospectus, we do not engage in any hedging activities, including use of derivatives. Although we currently do not use any hedging products or synthetic financial instruments, we recognize the possibility that in the future such products or instruments may be useful tools in support of our broad commercial efforts.

History of the Company

The Company was incorporated under the laws of the Cayman Islands on October 17, 2023. On December 5, 2023, the Company acquired all of the issued and outstanding shares of Coolbit Mining, a British Virgin Islands company and the sole shareholder of Coolbit Mining Pte. On December 29, 2023, the Company acquired all of the issued and outstanding shares of Magic Code, a Cayman Islands company and the sole shareholder of Xcentz Inc., a Delaware corporation, and Xcentz Limited, a Hong Kong corporation. Both Coolbit Mining and Magic Code were acquired from Coolpad Group Limited, which directly owned 100% of the Company’s outstanding shares as of that date.

On March 31, 2024, the Company acquired all of the issued and outstanding shares of Coolpad Technologies US, a Delaware corporation, and of Coolpad Technologies CA, a Canadian corporation, from Yulong Infotech Inc., a wholly-owned subsidiary of Coolpad Group Limited. Prior to its acquisition, Coolpad Technologies US was engaged in the sale of mobile phones and accessories; however, it discontinued that business in July 2024.

On July 9, 2024, Coolpad Group Limited transferred its 100% ownership of the Company to its wholly-owned subsidiary, Coolpad Investment. On February 20, 2025, the Company, Coolpad Investment and Prime Palace closed on a share purchase and subscription agreement pursuant to which Prime Palace became the majority shareholder of the Company, holding approximately 81.2% of its outstanding ordinary shares and voting power, and Coolpad Investment’s ownership was reduced to approximately 18.8% of the outstanding ordinary shares and voting power of the Company. On March 14, 2025, Prime Palace transferred 17 ordinary shares of the Company to Mr. Sze Wah Sam Cheung after which Prime Palace held approximately 71.2%, Mr. Sze Wah Sam Cheung held approximately 10.0% and Coolpad Investment held approximately 18.8% of the outstanding ordinary shares and voting power of the Company.

On May 12, 2025, for purposes of a recapitalization in anticipation of the initial public offering, the Company’s board of directors passed resolutions, which were approved by the shareholders on the same date, to (i) sub-divide each authorized and each issued share into 100,000 shares of par value US$0.00001 each, resulting in the Company’s authorized share capital becoming US$50,000 divided into 5,000,000,000 shares of par value US$0.00001 each, with 17,000,000 issued shares; (ii) cancel US$40,000 of authorized unissued shares, resulting in the Company’s authorized share capital becoming US$10,000 divided into 1,000,000,000 shares of par value US$0.00001 each, with 17,000,000 issued shares; (iii) re-designate the authorized and issued shares into US$100,000 divided into 1,000,000,000 shares with a par value of US$0.00001 each, comprised of (a) 900,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 100,000,000 Class B Ordinary Shares with a par value of US$0.00001 each, with the 17,000,000 currently outstanding shares re-designated into (a) 6,999,920 Class A Ordinary Shares, and (b) 10,000,080 Class B Ordinary Shares. These actions were effected in accordance with the laws of the Cayman Islands.

Following the above, the issued share capital of the Company was held as follows:

	Before Split	After Split
Shareholder	Existing shares	Class A	Class B
Prime Palace	121	4,982,296	7,117,704
Coolpad Investment	32	1,317,632	1,882,368
Sze Wah Sam Cheung	17	699,992	1,000,008
Total	170	6,999,920	10,000,080

Subsequently, Mr. Sze Wah Sam Cheung transferred his 1,000,008 Class B shares to Prime Palace and Prime Palace reciprocally transferred an equivalent 1,000,008 Class A shares to Mr. Sze Wah Sam Cheung. After the transfer and as of the date of this prospectus, the issued share capital of the Company is held as follows:

	After Split		After Transfer
Shareholder	Class A	Class B	Class A	Class B
Prime Palace	4,982,296	7,117,704	3,982,288	8,117,712
Coolpad Investment	1,317,632	1,882,368	1,317,632	1,882,368
Sze Wah Sam Cheung	699,992	1,000,008	1,700,000	-
Total	6,999,920	10,000,080	6,999,920	10,000,080

On November 19, 2025, Mr. Guanbin Li transferred his 100% shareholding in Prime Palace to Mr. Sze Wah Sam Cheung, following which Mr. Sze Wah Sam Cheung became the sole shareholder of Prime Palace.

On November 19, 2025, Mr. Guanbin Li resigned as a director and the board of directors appointed Mr. Sze Wah Sam Cheung as President and a director of the Company to fill the vacancy created by Mr. Li’s resignation.

Organizational Structure

The following diagrams illustrate our corporate structure as of the date of this prospectus and on completion of this offering.

Pre-Offering

Unless otherwise stated, all percentages reflect the total voting power held by each of our shareholders. Each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to ten votes per Class B Ordinary Share.

(1)	Consists of 1,317,632 Class A Ordinary Shares and 1,882,368 Class B Ordinary Shares, for total voting power of approximately 18.8%.

(2)	Consists of 3,982,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares, for total voting power of approximately 79.6%.

(3)	Consists of 1,700,000 Class A Ordinary Shares and no Class B Ordinary Shares, for total voting power of approximately 1.6%.

Post-Offering (assuming no exercise of the underwriters’ over-allotment option)

Unless otherwise stated, all percentages reflect the total voting power held by each of our shareholders, assuming the offering is sold at the assumed offering price of $[●] per share. Each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to ten votes per Class B Ordinary Share.

(1)	Consists of 1,317,632 Class A Ordinary Shares and 1,882,368 Class B Ordinary Shares, or an aggregate of [●]% of the total ordinary shares estimated to be outstanding if this entire offering is sold at US$[●] per Class A Ordinary Share, for total voting power of [●]%. Assumes no exercise of the underwriters’ over-allotment option.
(2)	Consists of 1,700,000 Class A Ordinary Shares and no Class B Ordinary Shares, or an aggregate of [●]% of the total ordinary shares estimated to be outstanding if this entire offering is sold at US$[●] per Class A Ordinary Share, for total voting power of __%. Assumes no exercise of the underwriters’ over-allotment option.
(3)	Consists of 3,982,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares, or an aggregate of [●]% of the total ordinary shares estimated to be outstanding if this entire offering is sold at US$[●] per Class A Ordinary Share, for total voting power of [●]%. Assumes no exercise of the underwriters’ over-allotment option.
(4)	Consists of [●] Class A Ordinary Shares, or an aggregate of [●]% of the total ordinary shares estimated to be outstanding if this entire offering is sold at US$[●] per Class A Ordinary Share, for total voting power of [●]%. Assumes no exercise of the underwriters’ over-allotment option.

Purchasers in this offering are buying Class A Ordinary Shares of Coolbit Technologies Limited, a Cayman Islands company, whereas all of our operations are conducted through our Operating Subsidiary. At no time will the Company’s shareholders directly own any shares of the Operating Subsidiary.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, Prime Palace, our Controlling Shareholder, will own 3,982,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares, representing [●]% of the total voting power assuming no exercise of the over-allotment option and [●]% of the total voting power if the over-allotment option is exercised in full. See “Implications of Being a Controlled Company” on page 11 of this prospectus.

Businesses of Our Subsidiaries

Coolpad Technologies US

Coolpad Technologies US was incorporated under the laws of the State of Delaware on August 22, 2011. It currently does not conduct any operations.

Coolpad Technologies CA

Coolpad Technologies CA was incorporated under the laws of Canada on April 26, 2019. It currently does not conduct any operations.

Coolbit Mining

Coolbit Mining was incorporated under the laws of the British Virgin Islands on August 10, 2023. It is a holding company with one wholly-owned subsidiary, Coolbit Mining Pte. Ltd.

Coolbit Mining Pte.

Coolbit Mining Pte. was incorporated under the laws of the Republic of Singapore on October 25, 2023. The company currently does not conduct any operations.

Magic Code

Magic Code was incorporated under the laws of the Cayman Islands on February 2, 2018. It is a holding company with two wholly-owned subsidiaries: (i) Xcentz Inc.; and (ii) Xcentz Limited, our Operating Subsidiary.

Xcentz Inc.

Xcentz Inc. was incorporated under the laws of the State of Delaware on August 14, 2018. It currently does not conduct any operations.

Xcentz Limited

Xcentz Limited was incorporated under the laws of Hong Kong on May 6, 2019. It is engaged in Bitcoin operations, which may involve Cryptocurrency Mining, Cryptocurrency trading and associated technologies. Xcentz Limited is currently our sole operating subsidiary, with Mines located in three Mining facilities in the United States and one Mining facility in Canada.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Market Positioning – We have identified Web 3.0 and digital currency as future development trends, providing a clear direction for growth.

Flexibility and Risk Management - We minimize risks and adjust our business strategies according to market conditions by purchasing Mining equipment of different models.

Management - We have a visionary management team, as well as a talented research and development team.

Sustainability Initiatives – We implement energy-saving technologies and practices to further enhance energy efficiency.

Data Analytics – We utilize data analytics to predict market trends and optimize Mining operations based on real-time data and market conditions.

Geographic Diversification – We have established Mining operations in multiple geographic locations to mitigate risks associated with regional regulatory changes and energy costs.

Risk Mitigation and Compliance – We mitigate risks from market volatility and regulatory changes through geographic diversity and through utilizing a diversified hosting service provider and supplier network. In addition, we actively adapt to and comply with regulatory policies to increase market transparency and stability.

Capital Efficiency – We will ensure effective use of capital through accurate cost-benefit analysis and payback period calculations. We will also adjust our investment strategies according to fluctuations in Bitcoin prices to maximize returns on investment.

Our Growth Strategies

We intend to pursue the following strategies to develop our business:

Technological Innovation – We will invest in new technologies and Mining hardware to maintain a competitive edge in Mining efficiency and energy efficiency.

Cost Leadership – We will continue to optimize the cost structure of our Mining operations to reduce overall costs.

Proprietary Bitcoin Mining Facilities – Our growth strategy following this offering is to expand into the ownership and operation of proprietary Bitcoin Mining facilities.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those elaborated in the section, “Risk Factors,” beginning on page 16 of this prospectus, They discuss the challenges that we face in connection with the successful implementation of our strategy and the growth of our business. The following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our securities and result in a loss of all or a portion of your investment:

Risks Related to the Cryptocurrency Mining Industry and to our Business

●	We have a limited operating history, which makes an evaluation of our future prospects difficult. For this complete risk factor, see page 16.

●	Our failure to timely file our U.S. and Canadian income tax returns and to pay our taxes may adversely affect our financial position, cash flows and reputation among securities or industry analysts. For this complete risk factor, see page 16.

●	Any restrictions on our ability to convert Bitcoin to cash or cash equivalents could negatively impact our liquidity and financial performance. For this complete risk factor, see page 16.

●	Our operating results may fluctuate due to the highly volatile nature of Cryptocurrencies in general and, specifically, Bitcoin. Certain factors could cause the value of Bitcoin to decline, and if the value of Bitcoin were to continue to be low or decline further, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our Bitcoin strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors in our securities. For this complete risk factor, see page 17.

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Management has concluded that material uncertainties exist which may raise substantial doubt about the Company’s ability to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to the Company’s ability to continue as a going concern in its auditor’s report for the years ended March 31, 2025 and 2024. For this complete risk factor, see page 17.

●	If demand for transactions in Bitcoin declines or is replaced by demand for other Cryptocurrencies, our business, financial condition and results of operations could be adversely affected. For this complete risk factor, see page 18.

●	It may take significant time and expenditure for us to grow our Bitcoin Mining operations and our efforts may not be successful. For this complete risk factor, see page 18.

●	The Company’s reliance on third-party insurance with coverage limitations and uninsured Miners and Bitcoin holdings may not be sufficient to cover potential losses, which could materially and adversely affect our business and financial condition. For this complete risk factor, see page 19.

●	Any limitation of electricity supply, increase in electricity costs or prolonged electricity outage could materially impact our operations and financial performance. For this complete risk factor, see page 20.

●	We may be exposed to cybersecurity threats and hacks, which could have a material adverse effect on our business, financial condition and results of operations. For this complete risk factor, see page 20.

●	We may face risks of internet disruptions, which could have an adverse effect on both the price of Bitcoin and our ability to operate our business. For this complete risk factor, see page 20.

●	The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks, has had and in the future could have a negative impact on our ability to generate revenue, which could have a material adverse effect on our business, financial condition and results of operations. For this complete risk factor, see page 21.

●	Bitcoin exchanges, wallets and the Bitcoin network may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin and negatively affect the Bitcoin price and our revenues. For this complete risk factor, see page 21.

Risks Related to Intellectual Property

●	If we are unable to protect the confidentiality of our trade secrets or other intellectual property rights, our business and competitive position could be harmed. For this complete risk factor, see page 37.

●	We may infringe on third-party intellectual property rights or other proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations. For this complete risk factor, see page 38.

Risks Related to Regulations and Regulatory Frameworks

●	We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition and results of operations. For this complete risk factor, see page 38.

●	Our business and financial condition may be materially adversely affected by increased regulation of energy sources. For this complete risk factor, see page 39.

●	Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (“FCPA”) and its counterparts with respect to our activities outside of the United States, could subject us to penalties and other adverse consequences. For this complete risk factor, see page 39.

●	The regulatory and legislative developments related to climate change, may materially adversely affect our business, financial condition and results of operations. For this complete risk factor, see page 39.

●	There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors. For this complete risk factor, see page 40.

Risks Related to Doing Business in Hong Kong

●	We are subject to unique risks due to our being a holding company with our sole Operating Subsidiary located in Hong Kong, which is a Special Administrative Region of the PRC. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. For this complete risk factor, see page 44.

●	Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business in Hong Kong and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the profitability of our Operating Subsidiary. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. In addition, the PRC may exert more control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For this complete risk factor, see page 45.

●	If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight and control, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause our Class A Ordinary Shares to significantly decline in value or to become worthless. For this complete risk factor, see page 46.

●	The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to the other entities within our Group or to reinvest in our business outside of Hong Kong. There is currently no restriction or limitation under the laws of Hong Kong on the conversion of the HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the Company and our Operating Subsidiary. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to the other entities within our organization or to reinvest in our business outside of Hong Kong. For this complete risk factor, see page 46.

●	We could be affected by legal and political considerations involving Hong Kong. As Hong Kong is a Special Administrative Region of the PRC, the PRC may, by its political, legal and economic policies, exert influence on companies doing business in Hong Kong. The PRC economy features a high degree of governmental involvement. In recent years, the PRC government has implemented various measures to guide the allocation of resources and thereby narrow the gaps between economic development in different regions in the country. For this complete risk factor, see page 46.

●

PRC laws and regulations governing businesses in the PRC may also be applicable to business operations in Hong Kong. These laws are sometimes vague and uncertain and, as a result, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong, such as our Hong Kong Operating Subsidiary. For this complete risk factor, see page 47.

●

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary. For this complete risk factor, see page 47.

●	There may be limitations on our legal protections relative to our Operating Subsidiary. For this complete risk factor, see page 48.

●

The laws and regulations of the PRC government change frequently, and their interpretation and enforcement involve uncertainties that could limit law enforcement availability and could have a significant impact upon our Operating Subsidiary’s ability to operate profitably. For this complete risk factor, see page 48.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. For this complete risk factor, see page 48.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. For this complete risk factor, see page 49.

●	To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may, in the future, be located in Hong Kong, our securities could be delisted and prohibited from trading on a U.S. exchange. For this complete risk factor, see page 49.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. For this complete risk factor, see page 50.

●	If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably. For this complete risk factor, see page 50.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. For this complete risk factor, see page 50.

Risks Related to Our Securities and this Offering

●	An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly. For this complete risk factor, see page 51.

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with those shareholders who hold our Class B Ordinary Shares. This ownership will limit or preclude your ability to influence important corporate matters, which may adversely affect the trading price of our Class A Ordinary Shares. For this complete risk factor, see page 51.

●	We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions. For this complete risk factor, see page 51.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment. For this complete risk factor, see page 52.

●	Our Class A Ordinary Shares may trade below their offering price and may be subject to rapid and substantial price volatility unrelated to our performance, which could result in substantial losses to investors. For this complete risk factor, see page 52.

Holding Foreign Companies Accountable Act

The HFCAA, as enacted on December 18, 2020, prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. On December 29, 2022, that time period was reduced to two consecutive years as part of the Consolidated Appropriations Act, 2023.

On December 16, 2021, the PCAOB issued the Determination Report, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in (i) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (ii) Hong Kong, a Special Administrative Region, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations.

On August 26, 2022, the PCAOB signed the SOP with the CSRC and the Ministry of Finance of the PRC, pursuant to which the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA. There can be no assurance that China will continue to abide by the SOP and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will continue to be allowed and will continue to provide the PCAOB with timely access to information.

Because our independent registered public accounting firm, WWC, is headquartered in San Mateo, California, it would not be subject to any determinations that may be announced by the PCAOB in the future with respect to auditors located in China or Hong Kong. We believe that the PCAOB’s inspectors and investigators have consistent access to the audit work performed by WWC for us. Therefore, we do not expect to be affected by the HFCAA at this time.

Permission Required from Chinese Authorities

Our Operating Subsidiary is located in Hong Kong, which is a Special Administrative Region of the PRC. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. However, we have been advised by our PRC counsel, Lifang & Partners Shenzhen Office, that, as we have no subsidiaries formed or located in the PRC, neither we nor our Operating Subsidiary is required to obtain any permissions or approvals from PRC authorities to operate our business, other than a Business Registration Certificate required from the government of Hong Kong with respect to our Operating Subsidiary, and that we are not required to obtain permissions or approvals from any PRC authorities, including the CSRC or the CAC, before listing our Class A Ordinary Shares in the U.S. or issuing our Class A Ordinary Shares pursuant to this offering. Our Operating Subsidiary has obtained a Business Registration Certificate to operate in Hong Kong and we have not been denied any licenses, permissions or approvals from either the PRC or the Hong Kong governments.

However, if we (i) do not receive or maintain required permissions or approvals from Chinese authorities; (ii) have erroneously concluded that these permission requirements do not apply to us; or (iii) if applicable laws, regulations or interpretations change and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements or in the payment of fines and penalties, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council, or the Trial Measures are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

Implications of Being a Holding Company - Transfers of Cash to and from Our Subsidiaries

As a holding company, we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association to provide funding to our subsidiaries incorporated in the United States, Canada, the British Virgin Islands, Singapore and Hong Kong, through loans or capital contributions. Our United States, Canada, Singapore, British Virgin Islands and Hong Kong subsidiaries are permitted under the laws of their respective jurisdictions to provide funding to us through dividend distributions through our chain of subsidiaries without restriction on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our Operating Subsidiary, there is a possibility that the funds may not be available to fund our operations or for other uses outside Hong Kong due to possible future interventions or the imposition of restrictions and limitations by the PRC government on its ability to transfer cash outside Hong Kong. Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends.

As of the date of this prospectus, no transfers have been made from the Company to its subsidiaries and vice versa or between our subsidiaries nor have the Company and our subsidiaries made any distributions or payments of dividends. The Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this prospectus, neither the Company nor any of our subsidiaries maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. As of the date of this prospectus, we do not believe there are any restrictions or limitations on the ability of our subsidiaries or the Company to distribute earnings, including distribution of earnings to U.S. investors.

In addition, if the PRC government were to disallow our holding company structure, we would have to undergo material changes in the operations of our Operating Subsidiary, which could cause our securities to decrease significantly in value or become worthless.

See “Risk Factors - Risks Related to Doing Business in Hong Kong - We are subject to unique risks due to our being a holding company with our sole Operating Subsidiary located in Hong Kong, which is a Special Administrative Region of the PRC. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong.” on page 44 of this prospectus.

Implications of Being a Controlled Company

Under the Nasdaq rules a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Upon completion of this offering, the outstanding shares of the Company will consist of [●] Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares, or [●] Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares if the over-allotment option is exercised in full. Immediately after the completion of this offering, our Controlling Shareholder will own 3,982,288, or [●]% of our total issued and outstanding Class A Ordinary Shares and 8,117,712, or 81.2%, of our Class B Ordinary Shares, representing in the aggregate [●]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or 3,982,288, or [●]% of our total issued and outstanding Class A Ordinary Shares and 8,117,712, or 81.2%, of our Class B Ordinary Shares, representing in the aggregate [●]% of the total voting power, if the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615I because our Controlling Shareholder will control more than 50% of the voting power in either scenario.

Under the Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

We do not plan to rely on these exemptions, but we may elect to do so in the future. Controlled companies must still comply with the Nasdaq Capital Market’s other corporate governance standards. These include having an audit committee and having special meetings of independent or non-management directors.

In addition, by virtue of its holding more than 50% of the total voting power of our outstanding shares after this offering, our Controlling Shareholder will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. This concentration of ownership may not be in the best interests of all of our shareholders.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”);

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes); and

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure.

We intend to take advantage of all of the above reduced reporting requirements and exemptions. In addition, emerging growth companies are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; however, the extended transition period under the JOBS Act for complying with new or revised accounting standards is not applicable to us since we report under IFRS.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

We were incorporated in the Cayman Islands on October 17, 2023 for the purpose of being the holding company for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY-1111, Cayman Islands. Our principal executive office is at Room 1506, 15/F, Wing On Centre, 111 Connaught Road Central, Hong Kong. Our telephone number at this location is +852 3589-5718. Our website address is https://www.coolbittech.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited.

There is uncertainty as to whether the courts of the PRC would: (i) recognize or enforce judgments of United States or Cayman Islands courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or of the Cayman Islands; or (ii) entertain original actions brought in the PRC to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or of the Cayman Islands, so far as the liabilities imposed by those provisions are penal in nature. Furthermore, we have been advised that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the United States, Cayman Islands and China governing the recognition and enforcement of judgments.

We have been advised that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. We understand that under Chinese law, courts in China will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest. As there exists no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a Chinese court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

Further, as to the laws of Hong Kong, our counsel, Robertsons, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the Cayman Islands. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of Cayman Islands courts of civil liabilities predicated solely upon the securities laws of the Cayman Islands.

Please refer to the section titled “Risk Factors – Risks Related to our Securities and this Offering – You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation” and “– Certain judgments obtained against us by our shareholders may not be enforceable” on page 56 of this prospectus, and “Enforceability of Civil Liabilities” on page 57 of this prospectus for more information.

The Company’s Securities

The Company’s authorized capital is US$10,000, consisting of 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, US$0.00001 par value each. Holders of our Class A Ordinary Shares are entitled to one vote for each Class A Ordinary Share on all matters to be voted upon by shareholders, including the election of directors. Holders of Class B Ordinary Shares are entitled to ten votes for each Class B Ordinary Share held. Holders of our Shares do not have cumulative voting rights in the election of directors. All of our fully paid Class A Ordinary Shares are equal to each other with respect to dividend rights. Holders of our Class A Ordinary Shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available therefor under Cayman Islands law. Class B Ordinary Shares have no right to the receipt of dividends or other distributions. In the event of our liquidation, the liquidator may, after having discharged the debts, if any, of the Company, divide among the shareholders on a pari passu basis, in specie or in kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid to the holders of Class A Ordinary Shares. Holders of our Shares have no preemptive rights to purchase any additional unissued shares. The board of directors has the ability to determine the rights, preferences and restrictions of preferred shares at its discretion.

As of the date of this prospectus, there are 6,999,920 of our Class A Ordinary Shares and 10,000,080 of our Class B Ordinary Shares issued and outstanding. All Shares are fully paid. We do not have any preferred shares outstanding. For a more complete description of our shares, see “Description of Share Capital,” below.

Transfer Agent

The transfer agent for the Company’s Shares is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

The Offering

Offering Price	The public offering price is assumed to be US$[●] per Class A Ordinary Share, being the mid-point of the offering price range of US$ [●] to US$ [●].

Class A Ordinary Shares offered by the Company	[●] Class A Ordinary Shares

Shares issued and outstanding prior to this offering	6,999,920 Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares

Ordinary Shares to be issued and outstanding immediately after this offering	[●] Class A Ordinary Shares ([●] Class A Ordinary Shares if the underwriters exercise their over-allotment option in full) and 10,000,080 Class B Ordinary Shares

Gross proceeds	We expect that the gross proceeds from this offering will be US$[●] (or US$[●] if the underwriters exercise their over-allotment option in full), assuming an offering price of US$[●] per Class A Ordinary Share, which is the midpoint of the offering price range of US$[●] to US$[●].

Use of proceeds	We currently intend to use the net proceeds from this offering for (i) the purchase of new Mining equipment for use in new hosted Mining facilities and of Bitcoin; (ii) payment of certain amounts due to suppliers; and (iii) general working capital.

Dividend policy	We do not intend to pay any dividends on our Class A Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividends and Dividend Policy” for more information.

Lock-up	Each of our directors, executive officers and 5% shareholders has agreed, subject to certain exceptions, for a period of six months after the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC, not to sell, transfer or otherwise dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting - Lock-Up Agreements.”

Risk factors	Investing in our Class A Ordinary Shares involves risks. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Listing	We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market.

Trading symbol	CBIT

Transfer agent	VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598

Payment and settlement	The underwriters expect to deliver the Class A Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [●], 2025.

RISK FACTORS

You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our securities (including our common stock) could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Cryptocurrency Mining Industry and to our Business

We have a limited operating history, which makes an evaluation of our future prospects difficult.

We began operations in the Cryptocurrency business in the second half of 2023. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results will likely fluctuate moving forward as we focus on increasing our capacity and as the market price of Bitcoin fluctuates. We may be subject to many risks common to new and growing businesses, including cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. Additionally, we will continue to be exposed to numerous risks and volatility associated with the Bitcoin Mining and power generation sectors, including fluctuating Bitcoin to US dollar prices, the costs of Bitcoin Miners, the number of market participants Mining Bitcoin, the availability of other power generation facilities to expand operations and regulatory changes. There is no assurance that we will be successful in achieving a return on your investment or meeting other metrics of success.

Our future business plan requires incurring substantial expenses in the operation and expansion of our business and there can be no assurance that subsequent operational objectives will be achieved. Our success will ultimately depend on our ability to generate sufficient cash from our business to meet our objectives. To the extent that we do not generate sufficient cash flow and income to achieve our operational objectives, our financial performance and long-term viability may be materially and adversely affected. An investment in our securities must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

Our failure to timely file our U.S. and Canadian income tax returns and to pay our taxes may adversely affect our financial position, cash flows and reputation among securities or industry analysts.

The Company has experienced delays in the timely filing of its corporate income tax returns in both the United States and Canada. Late filing in either country may result in the imposition of interest charges, penalties and, although unlikely, other sanctions by tax authorities, and could lead to increased scrutiny or audits. The Company’s failure to timely file and to pay its income taxes may have a material adverse effect on the Company’s financial position, cash flows and reputation among securities or industry analysts. In addition, any unresolved tax matters may impact the Company’s ability to complete future financings, mergers, or acquisitions, or to maintain good standing with tax and other regulatory authorities. The Company is currently in the process of preparing its overdue income tax returns and management believes that the Company will have the financial ability to pay the amounts due, including interest and penalties, with the filings of those returns.

Any restrictions on our ability to convert Bitcoin to Fiat currency could negatively impact our liquidity and financial performance.

Our primary source of revenue is the Bitcoin we Mine. Our ability to fund our operations, pay our expenses and generate profits is dependent on our ability to convert this Bitcoin into Fiat currency. Governments, financial institutions and regulatory bodies may, in the future, implement laws or policies that restrict the ability to transfer Bitcoin or convert it into Fiat currency. Such restrictions could include bans on exchanges, new anti-money laundering regulations or limitations on the use of financial institutions to process Cryptocurrency-related transactions. Any such restrictions would severely limit our ability to monetize our Bitcoin, impacting our liquidity and cash flow. This would have a material adverse effect on our business, financial condition and results of operations.

Any volatility in the pricing of Bitcoin during our conversion of Bitcoin into Fiat Currency poses risks to our liquidity and financial performance.

Our liquidity is subject to risks from the volatility in the price of Bitcoin. Our business model is structured such that our revenue is generated in Bitcoin, while a majority of our operating expenses and capital expenditures are denominated in Fiat currencies, such as the U.S. dollar and Canadian dollar. This dynamic exposes us to a direct liquidity risk tied to the market price of Bitcoin. Key aspects of this risk include:

●	Dependency on Bitcoin Conversion: Our ability to fund operations, pay for expenses such as hosting service fees and equipment leases, and generate profits is dependent on our ability to convert the Bitcoin we Mine into Fiat currency. A decline in the market value of Bitcoin could negatively affect our liquidity and financial performance.

●	Impact of Price Volatility on Cash Flow: The price of Bitcoin is volatile. A significant decrease in the price of Bitcoin between the time we earn it and the time we convert it to Fiat currency would require us to sell a larger quantity of Bitcoin to cover the same amount of fiat-denominated expenses. This could deplete our crypto asset holdings more rapidly than anticipated and adversely impact our cash flow and financial condition.

●	Timing Mismatch: There is a timing mismatch between when we receive Bitcoin revenue and when our fiat-denominated liabilities become due. Based on our operational history and treasury management strategy, the average period between our receipt of Bitcoin and its subsequent conversion into Fiat currency is two to four weeks, depending on our funding requirements and prevailing market conditions. This holding period exposes us to the risk of adverse price movements. A sudden and severe decline in Bitcoin’s price during this two-to-four-week window could create a liquidity shortfall, potentially impairing our ability to meet our short-term obligations in a timely manner.

●	Transaction Fees: The conversion of Bitcoin to Fiat currency is conducted through third-party platforms, such as HashKey Exchange, which charge transaction fees. These fees, currently 0.08% (https://exchange.hashkey.com/en-US/support-fee) on HashKey Exchange, are an additional cost that reduces the net fiat proceeds from our Bitcoin sales.

Our operating results may fluctuate due to the highly volatile nature of Cryptocurrencies in general and, specifically, Bitcoin.

We generate our revenue from the generation and sale of Bitcoin. The price of Bitcoin is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of Bitcoin could be subject to additional influence from fraudulent or illegitimate actors, real or perceived scarcity and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the Cryptocurrency industry generally could affect the price of Bitcoin. These factors may inhibit consumer trust in and market acceptance of Bitcoin as a means of exchange, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we earn through our Mining operations. Moreover, these factors could cause the value of Bitcoin to decline, and if the value of Bitcoin were to continue to be low or decline further, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our Bitcoin strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors in our securities.

Due to the highly volatile nature of the Cryptocurrency markets and the prices of Cryptocurrency assets, our operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader Cryptocurrency ecosystem. Our operating results also may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

●	macroeconomic conditions;

●	changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders or consent decrees;

●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

●	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

●	system errors, failures, outages and computer viruses, which could disrupt our ability to continue Mining;

●	power outages and certain other events beyond our control, including natural disasters and telecommunication failures;

●	breaches of security or privacy;

●	our ability to attract and retain talent; and

●	our ability to compete with our existing and new competitors.

As a result of these factors, it may be difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the Bitcoin Mining ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates, and our operating results in one or more future quarters may fall below the expectations of securities analysts and investors.

There is no assurance that Bitcoin will maintain its value or that there will be meaningful levels of trading activities to support markets in Bitcoin. A decline in the market value of Bitcoin or in the demand for trading Bitcoin could lead to a corresponding decline in the value of our Bitcoin.

Management has concluded that material uncertainties exist which may raise substantial doubt about the Company’s ability to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to the Company’s ability to continue as a going concern in its auditor’s report for the years ended March 31, 2025 and 2024.

Management has concluded that material uncertainties exist which may raise substantial doubt about the Company’s ability to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to the Company’s ability to continue as a going concern in its auditor’s report for the years ended March 31, 2025 and 2024. During the years ended March 31, 2025 and 2024, the Company generated $15,302,212 and $4,328,133, respectively, in revenues, profits of $1,724,493 and $336,190, respectively, and cash flows used in operating activities of $7,444,969 and $7,787,058, respectively. As at March 31, 2025, the Company had shareholders’ equity of $3,281,984. Accordingly, the Company had a working capital deficit and negative operating cash flows. The continued operations of the Company is dependent on the success of this offering, future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. The above events and conditions indicate a material uncertainty that may cast significant doubt about the ability of the Company to continue as a going concern and the auditor of the Company has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the years ended March 31, 2025 and 2024. The financial statements included elsewhere in this filing, have been prepared on the basis that the Company will operate as a going concern, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty. In addition, the value of our Class A Ordinary Shares issued in this offering would be greatly impaired if we are unable to continue as a going concern. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful.

If demand for transactions in Bitcoin declines or is replaced by demand for other Cryptocurrencies, our business, financial condition and results of operations could be adversely affected.

Our business is highly dependent on strong Bitcoin demand relative to other Cryptocurrencies in the market. As such, in addition to the factors impacting the broader crypto-economy, our business may be adversely affected, and growth in our revenues may slow or decline, if market demand for Bitcoin deteriorates and is supplanted by other Cryptocurrencies such as Ethereum and Solana. In addition, negative perceptions surrounding Bitcoin relative to other Cryptocurrencies may cause Bitcoin to fall out of favor. If other Cryptocurrencies, such as Ethereum and Solana, surpass Bitcoin in market demand over a sustained period of time, such a trend could harm our business. Also, competition from public and central bank backed digital currencies could undercut the need for other Cryptocurrencies such as Bitcoin. Additionally, stablecoins (commodity-backed or fiat-backed) could undercut demand for other Cryptocurrencies, including Bitcoin. All of these factors could cause the value of Bitcoin to decline, and if the value of Bitcoin were to continue to be low or decline further, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our Bitcoin strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors in our securities.

Bitcoin currently holds a “first-to-market” advantage over other Digital assets and is currently the market leader, in terms of value and recognition, in the Digital assets market. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined Mining power in use to secure the Bitcoin network. Despite the current first-to-market advantage of the Bitcoin network over other Digital asset networks, the Digital asset market continues to grow rapidly as the value of existing Digital assets rises, new Digital assets enter the market and demand for Digital assets increases. Therefore, it is possible that another Digital asset could become comparatively more popular than Bitcoin in the future. As a result, the emergence of a Digital asset that erodes Bitcoin’s market share and value could have a material adverse effect on our business, financial condition and results of operations.

The utilization of Digital assets technologies is influenced by public acceptance and confidence in its integrity and potential application, and if public acceptance or confidence is lost for any reason, the use of that technology may become less attractive, with users instead utilizing alternative Digital assets. If preferences in the Digital assets markets shift away from Proof-of work networks such as Bitcoin, or the market otherwise adopts new Digital assets, this could result in a significant reduction in the value of Bitcoin, which could have a material adverse effect on our business, financial condition and results of operations, including the value of the Bitcoin that we Mine or otherwise acquire or hold for our own account.

It may take significant time and expenditure for us to grow our Bitcoin Mining operations and our efforts may not be successful.

Expansion of our existing Mining operations through placing new upgraded Miners into operation is subject to various factors beyond our control. There may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, diversion of management resources, insufficient funding or other resource constraints. Actual costs may exceed our planned budget. All these challenges could delay or halt expansion and therefore negatively impact business performance.

Our expansion plan will require leasing, or otherwise acquiring, additional Miners, which will require significant capital. If we lack sufficient capital to put our expansion plans into effect, we may decide to seek equity capital or debt financing, which may not be available to us on acceptable terms, or at all.

We expect that we may need to find additional Mining sites. In doing that, we will take into account a number of important characteristics such as availability of renewable energy, electrical infrastructure and related costs, geographic location and the local regulatory environment. We may have difficulty finding sites that satisfy our requirements at a commercially viable price, or that satisfy our timing requirements associated with our expansion plans. Furthermore, there may be significant competition for suitable Cryptocurrency Mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up Cryptocurrency Mining operations in certain locations.

Delays, cost overruns, changes in market circumstances, an inability to find suitable Mining facility locations as part of our expansion and other factors may adversely affect our operations, financial position and financial performance.

The Company’s reliance on third-party insurance with coverage limitations and uninsured Miners and Bitcoin holdings may not be sufficient to cover potential losses, which could materially and adversely affect our business and financial condition.

Insurance coverage for the Mining facilities that we use is provided by our hosted Mining facility operators. We currently do not have insurance coverage for our Miners or for our Bitcoin. Our reliance on third-party insurance and the limitations of available coverage, combined with uninsured Bitcoin holdings, may not be adequate to cover all potential losses and could materially and adversely affect our business and results of operations.

Our Mining operations are managed by third-party providers, including 10139882 Manitoba Ltd., Octagon Energy Limited and Octagon Power USA Inc., which maintain insurance policies covering their operations. For instance, 10139882 Manitoba Ltd. holds a Commercial General Liability policy (Policy No. I3-14652) with 13 Underwriting Services, providing CAD 5,000,000 in coverage per occurrence and in the aggregate for third-party bodily injury and property damage, effective from February 7, 2025 to February 7, 2026.

As part of our Mining operations, we contribute our Hashrate to third-party Bitcoin Mining pools, principally AntPool and F2Pool. We select our Mining pool operators based on an evaluation of various factors, including their operational track record, market share, reputation and perceived security protocols. Despite this diligence, our operations remain substantially dependent on the reliability, security and operational integrity of these third-party pool operators. While our assets are held by a Mining pool operator, we are exposed to counterparty risks, including risks related to the operator's liquidity and solvency, potential operational failures and the risk of cyber-attacks, theft or fraudulent misappropriation of assets by the operator or its employees. We have been advised by, or understand from, our Mining pool operators, AntPool and F2Pool, that they do not maintain insurance policies to cover the theft or loss of crypto assets held by the pool on behalf of their customers, including us. Furthermore, the transfer of crypto assets from the Mining pools to our own custody accounts is subject to network and operational risks. Transactions may be delayed, intercepted or fail, and we may be unable to recover assets lost during a transfer. In the event of a security breach, operational failure, insolvency or other loss-bearing event at AntPool or F2Pool, we may be unable to recover any crypto assets held by them on our behalf. Because these assets are not insured, we would have limited or no recourse in the event of such a loss. The loss of a significant portion of our Mining rewards, or a disruption in our ability to receive such rewards, would harm our revenue and liquidity, and could have a material adverse effect on our business, financial condition and results of operations.

We do not currently maintain separate insurance coverage for our Miners or for our Digital asset holdings although our hosting services agreements generally stipulate that we are responsible for “providing insurance covering our Miners at commercially reasonable levels,” clarifying that if such insurance were to be obtained, the cost and obligation to do so would be ours. As of the date of this prospectus, our hosting providers have not demanded that we obtain such coverage. Nonetheless, a risk exists that our hosting providers could, in the future, enforce this provision and require us to procure insurance for our Miners as a condition of continuing their services. If such a demand were made, we would be obligated to seek coverage at commercially reasonable rates. If we were unable to obtain such coverage on acceptable terms, or at a commercially reasonable cost, or if we elected not to, we could be deemed in breach of our hosting agreements. A subsequent breach could lead to the termination of these agreements, which would compel us to cease operations at the affected facilities and undertake the costly and time-consuming process of relocating our Miners. Any such event would result in operational downtime and a loss of revenue, which would materially and adversely affect our business, financial condition, and results of operations.

In addition, Digital assets held in our custodian accounts and our Coinbase wallet are not subject to FDIC or Securities Investor Protection Corporation (“SIPC”) protections. Furthermore, if the Bitcoin held by us is lost, stolen or destroyed under circumstances rendering a party liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited, to the extent identifiable, to other responsible third parties (e.g., a thief or terrorist), any of which may or may not have the financial resources (including liability insurance coverage) to satisfy a valid claim by us.

Any loss due to damage to our hosted Mining facilities or to our Miners, or any loss of our Bitcoin due to security failures, mistaken transactions or other events may not be recovered or reimbursed, potentially materially impacting our business, financial condition and results of operations.

Any limitation of electricity supply, increase in electricity costs or prolonged electricity outage could materially impact our operations and financial performance.

Bitcoin Mining operations require significant amounts of electrical power, and the costs of electric power account for a significant portion of our cost of revenue. We require a significant electric power supply to conduct our Mining activity, including the power needed to operate the Mining facilities and equipment infrastructure. We rely on third parties, including utility providers, for the reliable and sufficient supply of electrical power to our infrastructure. We cannot guarantee that these third parties will be able to consistently provide sufficient levels of electrical power or will have the necessary infrastructure to deliver any additional power that we may require, or that we will be able to procure power from or recontract with them on commercially acceptable terms. Restrictions on the supply of, or our failure to procure, sufficient electricity could adversely affect our business, financial condition and results of operations.

Our access to electricity, or to sufficient electricity, may be affected by climate change, acts of God, utility equipment failure or scheduled and unscheduled maintenance that result in electricity outages to the utility’s or the broader electrical network’s facilities. These electricity outages may occur with limited or no warning and be of an unpredictable duration. Further, our counterparties may be unable to deliver the required amount of power for a variety of technical or economic reasons. As Bitcoin Mining is power intensive and backup power generation may be expensive to procure, any backup electricity supplies may not be sufficient to power any or all of our Bitcoin Mining equipment in an affected location for the duration of the outage. The effects of any such events, including any significant non-performance by counterparties, could have a material adverse effect on our business, financial condition, and operating results.

The price that we pay for electricity is dependent on numerous factors including sources of generation, commodity prices, regulatory environment, electricity market structure, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increasing power costs, which could have a material adverse effect on our operating results and financial condition.

Additionally, our Mining operations could be materially adversely affected by prolonged power outages. Although our Miners may be powered by backup generators on a temporary basis, it would not be feasible or cost-effective to run Miners on back-up power generators for extended periods of time. We would likely need to reduce or cease our operations in the event of an extended power outage or as a result of the unavailability or materially increased cost of electrical power, which would materially and adversely affect our business and results of operations.

We may be exposed to cybersecurity threats and hacks, which could have a material adverse effect on our business, financial condition and results of operations.

The threats to network and data security are increasingly diverse and sophisticated. Our computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our computer servers and computer systems. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to our network, in unauthorized disclosure of confidential information or in a loss of our Bitcoin, it could cause significant damage to our reputation, lead to claims against us and ultimately have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

We may face risks of internet disruptions, which could have an adverse effect on both the price of Bitcoin and our ability to operate our business.

The Bitcoin network, and our business of Mining Bitcoin, are dependent upon the internet. A disruption in internet connectivity could disrupt the Bitcoin network’s operations, which could have an adverse effect on the price of Bitcoin and our ability to Mine Bitcoin. A broadly accepted and widely adopted decentralized network is necessary for the Bitcoin network to function as intended. Features of the Bitcoin network, such as decentralization, open-source Protocol and reliance on peer-to-peer connectivity, are essential to preserve the stability of the Bitcoin network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or the Bitcoin network could affect the ability to transfer Bitcoin, and consequently the value of Bitcoin, as well as our ability to Mine Bitcoin. A significant disruption of internet connectivity could prevent the Bitcoin network’s functionality and operations until the internet disruption is resolved. Additionally, our Mining sites’ activities are dependent upon internet access. Any disruption to internet connectivity at any of our Mining sites could have a negative impact on business performance.

The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks, has had and in the future could have a negative impact on our ability to generate revenue, which could have a material adverse effect on our business, financial condition and results of operations.

Under the current Protocols governing the Bitcoin network, the reward for validating a new Block on that network is cut in half every four years, which has been referred to in our industry as the “halving.” When the Bitcoin network was first launched, the reward for validating a new Block was 50 Bitcoin. In 2012, the reward for validating a new Block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new Block was reduced to 12.5 Bitcoin; in May 2020, the reward was further reduced to 6.25 Bitcoin; and in April 2024, it was reduced to 3.125 Bitcoin. In addition, other networks may operate under rules that, or may alter their rules to, limit the distribution of new Digital assets. We currently rely on these rewards to generate a significant portion of our total revenue.

We have attempted to mitigate the risk to us as a result of halving, including investing in system and Miner upgrades to maintain our Mining efficiency, which is expected to cause us to incur relevant costs and expenditures in the future. To the extent that other Mining companies exit the business, remaining Miners are the direct beneficiaries from the lower competition for each 3.125 Bitcoin per Block. Achieving competitive advantages in the above ways increases the chances for us to be one of these beneficiaries. However, in spite of such mitigation efforts, if the award of Bitcoin for solving Blocks and transaction fees are not sufficiently high, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a negative impact on our revenues and may have a material adverse effect on our business, financial condition and results of operations.

Bitcoin exchanges, wallets and the Bitcoin network may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin, and negatively affect the Bitcoin price and our revenues.

Bitcoin transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and custody providers, to gain access to thousands of accounts and digital wallets where Bitcoin is stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because there is no third party or payment processor. Bitcoin has previously suffered from hacking and cyber-theft which have affected its demand and price. Also, the price and exchange of Bitcoin may be subject to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false Bitcoin. All of the above may adversely affect the operation of the Bitcoin network, which would erode user confidence in Bitcoin and could negatively impact our business and ability to monetize the Bitcoin that we Mine.

Technological advancement in computing may make our operations and ASICs obsolete. The Mining hardware market for ASICs does not undergo rapid performance improvements anymore. Earlier in the SHA-256 ASIC development cycle when Bitcoin Mining hardware had yet to catch up to current foundry node sizes, technological leaps in Hash power and efficiency were more common and made all previous units obsolete. Since the release of the Antminer S9, these improvements have been incremental and older generation hardware is commonly run in the market. It is possible that there will be a significant breakthrough in Hash power and/or efficiency that would make existing ASIC Miners obsolete, severely impact the Company’s balance sheet and forward-looking performance and, should we not have access to this technology, could render all operations non-viable.

Our future success depends on our ability to expand our organization to match the growth of our activities, and any failure to manage our growth effectively could place strains on our managerial, operational and financial resources and could adversely affect our business, financial condition and results of operation.

As our operations grow, the demands upon us will grow, and our success will depend upon our ability to meet those demands. We require certain financial, managerial and other resources, which could create challenges to our ability to successfully manage operations and could impact our ability to assure compliance with our policies, practices and procedures. These demands include, among others, increased executive, accounting, management and legal services, staff support and general office services. We may need to hire additional qualified personnel to meet these demands, the cost and quality of which depend in part upon market factors outside of our control. Further, we will need to effectively manage the training and growth of our staff to maintain an efficient and effective workforce, and our failure to do so could adversely affect our business, financial condition and results of operations. Currently, we have limited personnel in our organization to meet our organizational and administrative demands. If we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities, and our business, financial condition and results of operations could be adversely affected.

Our success depends upon our key management personnel.

Our success depends, to a significant extent, on the capability, expertise and continued services of key members of our management team, including Mr. Jiajun Chen, our Chief Executive Officer, Mr. Fei Ma, our Chief Financial Officer, and Mr. Sze Wah Sam Cheung, our President, as well as other members of our team who have operational experience in our business. If we were to lose the services of any key member of our management team without a suitable replacement or were unable to attract new qualified members with suitable experience to join our management team as we continue to grow, the implementation of our business strategies may be affected, which could materially and adversely affect our business, results of operations and prospects.

We also rely on our employees, including those who monitor the productivity of our Minning equipment on a daily basis, for our daily operations and business expansion. We cannot assure you that we will be able to retain these employees or to continue to attract and retain sufficiently skilled and experienced employees in the future. If we fail to recruit, retain or train skilled employees, our business, results of operations and prospects could be materially and adversely affected.

Our business model relies on the availability and affordability of leased Miners and hosted Mining sites, and any disruption could severely harm our operations.

As of the date of this prospectus, our entire business model is based on the leasing of Bitcoin Miners and operating in Mining sites through hosting agreements, rather than owning them. We do not have direct control over the infrastructure that hosts our Mining operations. The availability and terms of these leases and hosting agreements depend on market conditions and the willingness of third-party lessors and hosts to enter into or renew agreements with us. We may be unable to renew existing hosting agreements or find new suitable hosted Mining sites on favorable terms, or at all. Furthermore, any significant increase in lease costs for Miners could substantially increase our operating expenses and reduce our profitability. The termination of any key lease agreement could result in either: (i) failure to secure leased Miners for operation; or (ii) a substantial portion of our Miners being rendered idle due to unavailability of Mining sites, either of which scenario would materially and adversely impact our Bitcoin production and financial performance.

Our business model, to date, has been based exclusively on the leasing of Bitcoin Miners, which as an asset-light approach allowed us to commence operations and scale efficiently. However, in light of the above referenced risks, following consummation of this offering, we intend to expand and evolve our business model by utilizing a portion of the net proceeds to purchase Bitcoin Miners directly. This strategic shift to a hybrid model, incorporating both owned and leased Miners, is intended to provide us with greater operational flexibility. Our current leasing fees are variable and fluctuate based on the daily market price of Bitcoin. By purchasing Miners, we can convert a portion of our variable operating expenses into a fixed, depreciating capital cost. This creates a more stable and predictable cost base for our owned assets, providing greater flexibility in financial planning and managing profitability during periods of Bitcoin price volatility, and long-term control over our Mining assets. With owned assets, we gain direct control over maintenance schedules, hardware modifications and end-of-life decisions, such as resale or disposal.

Our reliance on third-party Mining platforms and operational partners, and their access to licensed monitoring software, exposes us to risks that could materially and adversely affect our business and profitability.

Our reliance on hosted Mining platforms exposes us to several operational and financial risks, primarily stemming from the platform’s centralized control, payout policies and technological dependencies. One significant risk stems from the platform’s unilateral ability to modify reward structures and fee policies without prior notice, which can unpredictably impact profitability. We also could face payout delays if the platforms were to experience financial issues. Furthermore, the Mining platforms face centralization and governance risks, which generate material challenges to their long-term viability and operational models. Their failure to adequately remediate these risks would materially affect collaborative partnerships among us. Technological vulnerabilities, including server downtime, latency issues and inefficient global server distribution, can further reduce Mining efficiency and output. Security risks are another critical concern, as centralized platforms are prime targets for hacking attacks, potentially compromising our earnings or account access.

We rely on operational partners to manage and maintain our Miners and Mining sites. These partners are responsible for critical functions, including ensuring stable power supply and efficient energy consumption, managing cooling systems to prevent hardware overheating and performing timely repairs and maintenance to minimize downtime. Any failure by these partners to maintain optimal operational performance, such as extended downtime, inefficient power usage or network connectivity disruptions, could reduce our Bitcoin production and profitability.

Our reliance on Mining platforms and operational partners also raises the risk that we may not be able to secure suitable replacement partners on commercially reasonable terms, in a timely manner or at all if our current agreements were terminated or if our partners’ breaches render the contracts impossible or impractical to continue. Such circumstances would materially and adversely affect our financial condition and results of operations.

In addition, our hosting providers utilize a third-party software for the 24/7 real-time monitoring of our entire fleet of Miners. For our significant operations in Texas, Missouri and Manitoba, they rely on a third-party software solution, Foreman, to monitor key indicators such as Hashrate, manage maintenance workflows and assist in troubleshooting. The access to this software is governed by a subscription-based license agreement, with fees calculated on a per-Miner, per-month basis.

Our hosting providers’ operational capabilities are therefore dependent on the continued performance, reliability and availability of Foreman. The license agreement for this software may be subject to non-renewal, or the provider could potentially increase subscription fees to a level that is no longer commercially viable. Furthermore, the provider of Foreman could cease operations, experience technical outages or become subject to intellectual property infringement claims, any of which could prevent them from providing us with this critical service.

If the access to this monitoring software is interrupted or terminated, and our hosting providers are unable to secure a suitable replacement in a timely or cost-effective manner, their ability to efficiently monitor our Miners, detect failures and respond to operational issues would be materially impaired. Any such disruption could lead to increased Miner downtime, reduced operational efficiency and a corresponding decrease in our Hashrate, which would, in turn, harm our business, financial condition and results of operations.

Our expansion strategy and business transformation is subject to various risks.

We intend to shift our business model from an asset-light hosting strategy to a vertically integrated proprietary Mining model. We have no prior experience in owning, developing or operating Mining facilities, and we may fail to successfully execute this transition. Historically, our operations have been exclusively based on placing leased Mining equipment at third-party hosted facilities. Our current expansion plan marks a pivotal shift to acquiring, developing and operating our own facilities. We lack a track record in site selection, facility construction, energy infrastructure management and the direct operation of Mining data centers. Therefore, this transition presents significant operational, managerial and financial risks. We may encounter unforeseen difficulties in managing the complexities of facility ownership, such as maintenance, security and regulatory compliance, which we previously relied on third-party hosts to manage. If we are unable to successfully navigate these new challenges, our business, financial condition and results of operations could be materially and adversely affected.

Our expansion plan relies on the successful acquisition or development of Mining sites in North America, which involves significant execution risks, including zoning, permitting and construction delays. We plan to identify and acquire existing facilities or greenfield sites within the first 3 to 9 months after completion of this offering. However, the identification of suitable sites with access to low-cost, reliable power is highly competitive. Even if we identify a site, we may face delays or the inability to obtain necessary land rights, zoning approvals, environmental permits or grid connection agreements. The construction or retrofitting of facilities (Phases 2 and 3) involves risks of cost overruns, labor shortages, supply chain disruptions for electrical infrastructure (e.g., transformers and switchgear) and technical failures. Any significant delay in our 24-month projected timeline would delay the deployment of our Miners and the generation of revenue, potentially draining our working capital.

We may be unable to secure long-term Power Purchase Agreements (“PPAs”) on commercially favorable terms, which determines the viability of our proprietary facilities. A core component of our expansion is securing strategic power resources. The market for high-capacity, low-cost power is intensely competitive, with numerous well-capitalized competitors seeking similar resources. We may be unable to negotiate PPAs that offer electricity rates low enough to ensure profitability, especially during periods of lower Bitcoin prices. Furthermore, regulatory changes in North American jurisdictions regarding energy consumption by Cryptocurrency Mining facilities could limit the availability of power or impose premium rates and taxes, rendering our planned facilities economically unviable.

Our information technology infrastructure is currently less advanced than that of our competitors, which could have historically contributed to lower Mining output, and failure to upgrade this infrastructure may hinder our operational efficiency. We plan to allocate a portion of the net proceeds from this offering to research and development and to information technology infrastructure upgrades to optimize Hashrate performance and power consumption. There is no assurance that these investments will yield the expected technical improvements. If we fail to develop or integrate sophisticated software and hardware solutions that match or exceed industry standards, our proprietary facilities may operate at lower efficiency (higher Joules per Terahash) than our competitors, negatively impacting our profit margins.

We estimate allocating approximately 60% of the net proceeds to this expansion. However, the implementation of our expansion plan is capital intensive, and the actual costs may exceed the allocated amount. The costs of real estate, electrical infrastructure (transformers and switchgear) and high-efficiency ASICs are subject to market volatility. Inflation, supply chain constraints or tariffs could significantly increase these costs. If the net proceeds from this offering are less than anticipated, or if the costs of development exceed our estimates, we may be forced to scale back our expansion, seek additional dilutive financing or abandon parts of the plan, which would harm our growth prospects.

We face intense competition for high-efficiency Mining equipment, and delivery delays could disrupt our deployment schedule. Our plan involves purchasing new, high-efficiency Miners to populate the new sites (Phase 2). We compete with larger Mining companies for access to the latest generation of ASIC Miners from top manufacturers. We may not be able to secure sufficient hardware on a timely basis or at preferred prices. Additionally, logistics challenges, customs clearance issues or manufacturing delays could prevent us from deploying these Miners in alignment with our facility readiness (Phase 3), leading to idle infrastructure and lost revenue opportunities.

Our Miners exported from Asia to the United States may be subject to the additional tariffs recently imposed by the U.S. government on certain products imported from China, which could adversely affect our supply chain, cost structure and results of operations.

We are subject to risks associated with international trade policies and tariffs, particularly those affecting our supply chain in Asia. Recently, U.S. President Donald J. Trump announced that the U.S. would impose significant additional tariffs on Chinese imports, as well as impose or increase tariffs on imports from other Asian countries. There have been ongoing negotiations between U.S. and Chinese government officials regarding these tariffs and the reciprocal tariffs introduced by the government of China. At present, the effective average tariff rate on Chinese imports is up to 45%, and Chinese and U.S. officials have reached an agreement to temporarily reduce reciprocal tariffs while trade negotiations continue. Despite this temporary pause, a heightened tariff environment persists, and there is no assurance that the reduced tariff rates will be extended or that additional tariffs or other trade restrictions will not be imposed with little warning. The additional tariffs imposed by the U.S. government on certain products imported from China and other Asian countries may impact our supply chain and cost structure. All of our current Miners were manufactured by Bitmain, which is headquartered in China and manufactures its Miners in Southeast Asia, including Maylasia. Assembled machines to be used in our Missouri and Texas Mining facilities are shipped to the United States.

If new Miners that we lease or buy are subject to higher tariffs, the payments under our leases or the amount we pay for those machines may be expected to increase and the profitability of our Mining operations may be materially and negatively affected. Additionally, there is no guarantee that trade relations between the U.S. and China will remain stable in the future. Any deterioration in the relationship between the U.S. and China could further increase our costs of importing Miners to the U.S., or limit our ability to import Miners to the U.S., which could have an adverse effect on our business, financial condition and results of operations. Although Bitmain has announced that it intends to open an ASIC chip manufacturing facility in the United States, if the assembled machines are imported from Asia, they may be subject to the higher tariffs, which would likely increase the cost of purchasing, and leasing, the machines.

Finally, the evolving regulatory landscape and potential for further tariff adjustments or trade restrictions create uncertainty. Any escalation in trade tensions or additional tariffs could further disrupt our supply chain, increase our costs of leasing or limit access to new Miners and pose significant risks to our business in the United States.

We may not be able to compete effectively against our current and future competitors, which could have a material adverse effect on our business, financial condition and results of operations.

The Bitcoin Mining ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing competitors expand their operations, new competitors enter the industry and new products are introduced or existing products enhanced. We compete against a number of companies operating globally that focus on Mining Digital assets.

Our existing and potential competitors may have various competitive advantages over us, such as:

●	longer operating histories and larger market shares;

●	greater Mining capabilities;

●	more timely introduction of new technologies;

●	preferred relationships with suppliers of Miners and other equipment;

●	access to more competitively priced power;

●	greater financial resources to purchase newer and superior Miners;

●	lower labor, compliance, risk mitigation and research and development cost;

●	established core business models outside of the Mining or trading of Digital assets, allowing them to operate on lesser margins or at a loss;

●	operations in certain jurisdictions with lower energy costs; and

●	substantially greater financial, technical and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Neither our management nor our independent registered public accounting firm has ever performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, if we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In connection with the preparation of the Company’s consolidated financial statements as of and for the years ended March 31, 2024 and 2025, the Company identified one material weakness in its internal control over financial reporting as of March 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the lack of sufficient competent financial reporting and accounting personnel with appropriate experience and knowledge to address complex accounting issues in accordance with IFRS and SEC rules and regulations and reporting requirements. The material weakness has led to the restatement of consolidated financial statements of the Company as of and for the years ended March 31, 2025, and if not remediated timely, may lead to material misstatements in the Company’s consolidated financial statements in the future.

To remedy the identified material weakness, we are in the process of implementing measures designed to improve our internal control over financial reporting, including, among others: (i) recruiting more qualified personnel equipped with relevant IFRS and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous IFRS accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) enhancing oversight over and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with IFRS and SEC reporting requirements; and (iv) engaging external accounting experts to support improving our accounting processes.

We may be affected by price fluctuations in the wholesale and retail power markets.

Our power arrangements may vary depending on the markets in which we operate, and comprise fixed and variable power prices, including arrangements that may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements may be priced by reference to published index prices and thus, reflect market movements outside of our control.

A substantial increase in electricity costs or a fall in Bitcoin exchange values could render Bitcoin Mining ineffective or not viable for us. Market prices for power, generation capacity and ancillary services are unpredictable. An increase in market prices for power, generation capacity and ancillary services may adversely affect our business, prospects, financial condition and operating results. Long and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

●	increases and decreases in the quantity and type of generation capacity;

●	changes in network charges;

●	fuel costs;

●	new generation technologies;

●	changes in power transmission constraints or inefficiencies;

●	climate change and volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

●	technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

●	federal, state, local and foreign power, market and environmental regulation and legislation;

●	changes in capacity prices and capacity markets; and

●	power market structure (e.g., energy-only vs. energy and capacity markets).

If we are unable to secure power supply at prices or on terms acceptable to us, it would potentially have a material adverse effect on our business, financial condition and operating results.

We may only have limited control over our Mining operation.

Our Mining operation comprises Blockchain Mining technologies that depend on a network of computers to run certain software programs to solve complex transactions in competition with other Mining operations and to process transactions. Because of this less centralized model and the complexity of our Mining operation, we have limited control over the success of our Mining operations. While we participate in Mining pools to combine our Mining operations with other Mining participants to increase processing power to solve Blocks, there can be no assurance that such pools will adequately address this risk.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of such litigation, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines or penalties;

●	substantial outside counsel legal fees and costs;

●	additional compliance and licensure requirements;

●	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	barring of certain employees from participating in our business in whole or in part;

●	orders that restrict or suspend our business or prevent us from offering certain products or services;

●	changes to our business model and practices;

●	delays and/or interruptions to planned transactions, product launches or improvements; and

●	damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

The transition of Digital asset networks such as Bitcoin from Proof-of-work Mining algorithms to Proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines to support Proof-of-work Mining, which could make us less competitive and ultimately adversely affect our business and the value of our ordinary shares.

Proof-of-stake is an alternative method of validating Distributed Ledger transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new Blocks in a Blockchain, but rather the validator of the next Block is determined, sometimes randomly, based on a methodology in the Blockchain software. Rewards, and sometimes penalties, are issued based on the amount of Digital assets a user has “staked” in order to become a validator.

Our business strategy currently focuses entirely on Mining Bitcoin (as opposed to other Digital assets). Additionally, all of our hardware is limited to Mining using a “Proof-of-work” Protocol based on the SHA-256 Hashing algorithm. Should Bitcoin shift from a Proof-of-work validation method to a Proof-of-stake method, the transaction verification process (i.e., “Mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to PoW Mining (for example, from lower-priced electricity, processing, computing power or real estate) less competitive or less profitable, including ours.

If Bitcoin shifts to Proof-of-stake validation, we may lose the benefit of our capital investments and the competitive advantage we hope to gain from our capital investments, which were intended to improve the efficiency of our Bitcoin Mining operations only with respect to Proof-of-work networks. Further, a shift in market demand from Proof-of-work to Proof-of-stake Protocols could impair our business and operations which are based on hardware that is strictly limited to Mining Digital assets based on the SHA-256 algorithm. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, financial condition and results of operations. Our accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, we had a working capital deficit and negative operating cash flows that raise substantial doubt about our ability to continue as a going concern.

Our business is highly dependent on a small number of Bitcoin Mining equipment manufacturers. Failure of our lessor’s suppliers to make new machines available to our lessor on an ongoing basis at prices conducive to profitable Bitcoin Mining, or supply chain and logistics issues for our lessor’s suppliers could impede our profitability and delay our expansion plans.

Our business is highly dependent upon Bitcoin Mining equipment suppliers such as Bitmain, MicroBT, Intel and others providing an adequate supply of new generation Bitcoin Miners at economical prices to us through our lessor. The growth of our business is dependent upon the availability of new generation Miners offered for sale at a price conducive to profitable Bitcoin Mining, as well as the trading price of Bitcoin. The market price and availability of new Miners fluctuates with the price of Bitcoin and can be volatile. Higher Bitcoin prices increase the demand for Mining equipment and increase the cost. In addition, as more companies seek to enter the Mining industry, the demand for Miners may outpace supply and create Mining equipment shortages. There are no assurances that Bitcoin Mining equipment suppliers, such as Bitmain, MicroBT, Intel and others, will be able to keep pace with any surge in demand for Miners or continue to supply Bitcoin Mining equipment. Further, purchase contracts for Miners are not favorable to purchasers and we may have little or no recourse in the event a manufacturer of Miners defaults on its Miner delivery commitments. If we are not able to obtain a sufficient number of Bitcoin Miners at favorable prices, our growth expectations, business, financial condition and results of operations will be negatively impacted.

In addition, the equipment used in our business is generally manufactured by third parties using a large amount of commodity inputs. Supply chain disruptions may occur from time to time due to a range of factors beyond our control, such as climate change, increased costs of labor, freight costs and raw material prices, along with a shortage of qualified workers or unforeseen global events such as the conflict between Russia and Ukraine or between Israel and Hamas. Such issues may cause delays in the delivery of, or increases in the cost of, new Bitcoin Miners, which could impede our profitability and may delay our expansion plans.

These risks will continue to apply not only to our leased Bitcoin Miners but also to Bitcoin Miners that we intend to purchase with the net proceeds from this offering.

Our evolving business model increases the complexity of our business, which makes it difficult to evaluate our future business prospects and could have a material adverse effect on our business, financial condition and results of operation.

We expect that our business model will evolve as Cryptocurrency assets and Blockchain technologies become more widely available and as the services and products associated with them evolve. As a result, our business model may require us to evolve as well. We may need to modify aspects of our business model relating to our strategy from time to time and we cannot offer any assurance that these or any other modifications will be successful. For example, we intend to expand and evolve our business model by utilizing a portion of the net proceeds of our offering to purchase Bitcoin Miners directly. This strategic shift to a hybrid model, incorporating both owned and leased Miners, is intended to provide us with greater operational flexibility. Our current leasing fees are variable and fluctuate based on the daily market price of Bitcoin. By purchasing Miners, we can convert a portion of our variable operating expenses into a fixed, depreciating capital cost. This creates a more stable and predictable cost base for our owned assets, providing greater flexibility in financial planning and managing profitability during periods of Bitcoin price volatility, and long-term control over our Mining assets. With owned assets, we gain direct control over maintenance schedules, hardware modifications and end-of-life decisions, such as resale or disposal. In the event that we do not effectively evaluate future business prospects, successfully implement new strategies or adapt to our evolving industry, it will have a material adverse effect on our business, financial condition and results of operations.

There are several new and existing competitors in our industry that are purchasing Mining equipment at scale, which may cause delays or difficulty for us in obtaining new Miners, and materially and adversely affect our business and results of operations.

Many of the competitors in our industry have also been purchasing Mining equipment at scale, which has caused a world-wide shortage of Mining equipment and extended the corresponding delivery schedules for new Miner purchases. There are no assurances that manufacturers, including the manufacturer we currently utilize, will be able to keep pace with the surge in demand for Mining equipment. It is uncertain how manufacturers will respond to this increased global demand and whether they can deliver on the schedules promised to all of their customers.

In the event manufacturers are not able to keep pace with demand, our lessor may not be able to purchase Miners in sufficient quantities or on the delivery schedules that meet our business needs. Additionally, should manufacturers default on their purchase agreements with our lessor, it would have to pursue recourse, which would be costly and time consuming to resolve, and there is no guarantee it would succeed in recovering any of its deposits paid for such Miner purchases, in which event, it may not be willing or able to purchase the additional Miners that we need to maintain or grow our business. Such event could materially and adversely affect our business, financial condition and results of operations.

Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to wide swings and significant volatility.

We generate all of our revenue from the generation and sale of Bitcoin. The price of Bitcoin is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of Bitcoin could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the Cryptocurrency industry generally, could also affect the price of Bitcoin. These factors may inhibit consumer trust in and market acceptance of Bitcoin as a means of exchange, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any Bitcoin we Mine. The speculative nature of the price of Bitcoin and past dramatic volatility in pricing, particularly in recent months, may create risks for the volatile trading price of Bitcoin.

There is no assurance that Bitcoin will maintain its value or that there will be meaningful levels of trading activities to support markets in Bitcoin. A decline in the market value of Bitcoin or in the demand for trading Bitcoin could lead to a corresponding decline in the value of our Bitcoin assets and the number of transactions on the Bitcoin Blockchain network.

The Digital asset exchanges on which Cryptocurrencies, including Bitcoin, trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Such failures may result in a reduction in the price of Bitcoin and other Cryptocurrencies and can adversely affect an investment in our securities.

Digital asset exchanges on which Cryptocurrencies, including Bitcoin, trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, Cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of Digital asset trading.

We are continuing to monitor and evaluate our risk management procedures. Although we believe our current risk management procedures are reasonably designed and effective, a perceived lack of stability in Digital asset exchanges and a potential decline in the value of Bitcoin could adversely affect an investment in our securities. Furthermore, any decrease in the price of Bitcoin would cause a risk of increased losses or impairments to the extent that the price of Bitcoin falls below our carrying value.

We are vulnerable to risks associated with climate change, severe weather conditions, natural and man-made disasters and warfare, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business may be subject to the risks of climate change, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), and warfare, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business. The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business, financial condition and results of operations as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may disrupt our supply chain and ultimately our business operations. Also, disruption of transportation, power and distribution systems could result in reduced operational efficiency. Additionally, unforeseen global events such as the conflicts between Russia and Ukraine between Israel and Hamas could adversely affect our business and results of operations.

We do not currently, and may not in the future, carry business interruption insurance sufficient to compensate for the losses that may result from interruptions in our operations as a result of inability to operate or failures of equipment and infrastructure at hosted facilities. A system outage could have a material adverse effect on our business, financial condition and results of operations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Russia and Ukraine and between Israel and Hamas. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, Israel and the Gaza Strip or any other geopolitical tensions.

The United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflicts between Russia and Ukraine and between Israel and Hamas. In late February 2022, Russian military forces launched significant military action against Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflicts in Ukraine, Israel and the Gaza Strip could lead to market disruptions, including significant volatility in commodity prices and in credit and capital markets, as well as supply chain interruptions for some of our Mining equipment components. Our operations would be particularly vulnerable to potential interruptions in the supply of certain critical materials and metals, such as neon gas and palladium, which are used in semiconductor manufacturing. Any interruption to semiconductor chip supply could significantly impact our ability to receive new Mining equipment. Furthermore, any potential increase in geopolitical tensions in Asia could also significantly disrupt existing semiconductor chip manufacturing and increase the prospect of an interruption to the semiconductor chip supply across the world. The world’s largest semiconductor chip manufacturer is located in Taiwan and a large part of equipment and materials for our Bitcoin Mining, including ASIC chips, is manufactured in, and imported from, Taiwan. A setback to the current state of relative stability in Asia could compromise existing semiconductor chip production and have downstream implications for our Company. We are continuing to monitor the situations in Ukraine, Israel the Gaza Strip and globally and assessing their potential impact on our business, including any future impairment or other charges.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to a broad array of new or expanded sanctions, export controls and other measures against Russia and others supporting Russia’s economy or military efforts being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system.

Any of the abovementioned factors could affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

Our cash and cash equivalents could be adversely affected if the financial institutions at which we hold our cash and cash equivalents fail.

We currently maintain and may in the future maintain our cash and cash equivalents in accounts with U.S and Hong Kong banks and financial institutions at levels that exceed insured limits. Eligible deposits with Hong Kong banks are protected under the Deposit Protection Scheme, which is administered by the Hong Kong Deposit Protection Board, up to HK$800,000 per deposit if the bank maintaining the account is a member of the Scheme. Eligible deposits are protected regardless of the currency in which the deposits are denominated. Eligible deposits include all types of ordinary deposits such as current account deposits, savings account deposits, secured deposits and time deposits with a maturity not exceeding five years. However, time deposits with a maturity longer than five years, structured deposits (such as foreign exchange linked and equity linked deposits), bearer instruments (such as bearer certificates of deposit) and offshore deposits are not protected by the Scheme.

Our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired if the financial institutions with which we have arrangements directly face liquidity constraints or failures. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our results of operations and liquidity.

The price of new Miners may be linked to the market price of Bitcoin and other Cryptocurrencies, and our costs of obtaining new and replacement Miners may increase along with the market price of Bitcoin and other Cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

Our business, financial condition and results of operations are dependent on our ability to sell our Bitcoin at a price greater than our costs to earn that Bitcoin. We incur significant up-front capital costs each time we acquire new Miners, and, if future prices of Bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. As the price for new Miners we buy increases, our cost to Mine a single Bitcoin also increases, therefore requiring a corresponding increase in the price of Bitcoin for us to maintain our results of operations, to the extent we sell the Bitcoin shortly after Mining it.

The global supply chain for Miners is presently constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage, with a significant portion of available Miners being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of Miners. Supply chain constraints coupled with increasing demand have led to increased pricing and limited availability for semiconductors. Prices for both new and older models of Miners have been on the rise and these supply constraints are expected to continue for the foreseeable future. China, a major supplier of Miners, has seen a production slowdown as a result of COVID-19. Should similar outbreaks or other disruptions to the China-based global supply chain for Mining hardware occur, we may not be able to obtain adequate replacement parts for our existing Miners or to obtain additional Miners on a timely basis, if at all, or we may only be able to acquire Miners at premium prices. Such events could have a material adverse effect on our ability to pursue our strategy, which could have a material adverse effect on our business and the value of our securities.

Bitcoin exchanges and trading platforms are subject to possible fraud and manipulation.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platforms for fraud and other improprieties. These conditions may not necessarily be replicated on a Digital assets trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some Digital assets trading platforms are subject to regulation and monitor for illegal activity, because the Bitcoin market itself is unregulated, there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of Bitcoin, which may have a material adverse effect on our ability to monetize the Bitcoin we Mine.

If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin Blockchain, such actor or botnet could manipulate the Bitcoin Blockchain, which would adversely affect your investment in us or our ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to Mining a Digital asset, it may be able to alter the Digital asset network or Blockchain on which transactions of the Digital asset are recorded by constructing fraudulent Blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new Bitcoin or Digital assets or transactions using such control. The malicious actor could “double-spend” its own Bitcoin or Digital assets (i.e., spend the same Bitcoin or Digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actors or botnets do not yield their control of the processing power on the Bitcoin or other network, or the Bitcoin or other community do not reject the fraudulent Blocks as malicious, reversing any changes made to the Blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Bitcoin Blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain Mining pools may have exceeded the 50% threshold. The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single Mining pool could exert authority over the validation of Digital asset transactions. To the extent that the Digital assets ecosystems do not act to ensure greater decentralization of Digital asset Mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any Digital asset network (e.g., through control of a large Mining pool or through hacking such a Mining pool) will increase, which may adversely affect our business, financial condition and results of operations.

To the extent that the profit margins of Digital asset Mining operations are not high, Mining participants are more likely to sell their earned Bitcoin, which could constrain Bitcoin prices.

Over the past few years, Digital asset Mining operations have evolved from individual users Mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” Mining operations. Professionalized Mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital to acquire this hardware, to lease or develop operating space (often in Mining facilities or warehousing facilities), and to pay the costs of electricity and labor to operate the Mining farms. As a result, professionalized Mining operations are of a greater scale than prior Mining operations and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized Mining operations to maintain profit margins on the sale of Digital assets.

To the extent the price of Digital assets declines and such profit margin is constrained, professionalized Mining participants are incentivized to more immediately sell Digital assets earned from Mining operations, whereas it is believed that individual Mining participants in past years were more likely to hold newly Mined Digital assets for more extended periods. The immediate selling of newly Mined Digital assets greatly increases the trading volume of the Digital assets, creating downward pressure on the market price of Digital asset rewards. The extent to which the value of Digital assets Mined by a professionalized Mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized Mining operation may be more likely to sell a higher percentage of its newly Mined Digital assets rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing Digital asset prices. Lower Digital asset prices could result in further tightening of profit margins for professionalized Mining operations creating a network effect that may further reduce the price of Digital assets until Mining operations with higher operating costs become unprofitable forcing them to reduce Mining power or cease Mining operations temporarily. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin and any other Digital assets we Mine or otherwise acquire or hold for our own account.

In addition, the reduction of rewards may reduce our profit margins, which could result in us selling a substantial portion of our Bitcoin, which is subject to high volatility. If we are forced to sell Bitcoin at low prices, it could have a material adverse effect on our business, financial condition, prospects and results of operations.

We may not be able to realize the benefits of Forks, and Forks in the Bitcoin network may occur in the future that may affect our operations and financial performance.

The future development and growth of Bitcoin is subject to a variety of factors that are difficult to predict and evaluate. As Bitcoin is built on an open-source Protocol without a centralized governing authority, there is a possibility Bitcoin develops in ways which are not foreseeable. An example is modification of the Bitcoin Protocol by a sufficient number of users (known as a “Fork”).

The Bitcoin Protocol has been subject to “Forks” that resulted in the creation of new networks, including Bitcoin Cash, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these Forks have caused fragmentation among trading platforms as to the correct naming convention for the forked Digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked Digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked Digital assets, which results in further confusion to individuals as to the nature of assets they hold on Digital asset trading platforms. In addition, several of these Forks were contentious and, as a result, participants in certain Digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of Bitcoin or any of its forked alternatives.

Furthermore, hard Forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some Digital asset trading platforms. Another possible result of a hard Fork is an inherent decrease in the level of security due to the splitting of some Mining power across networks, making it easier for a malicious actor to exceed 50% of the Mining power of that network, thereby making Digital asset networks that rely on Proof-of-work more susceptible to attack in the wake of a Fork.

Historically, speculation over a new “Fork” in the Bitcoin Protocol has resulted in Bitcoin price volatility and future Forks may occur at any time. A Fork can lead to a disruption of networks and our IT systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a Fork. Additionally, a Fork may result in a scenario where users running the previous Protocol will not recognize Blocks created by those running the new Protocol, and vice versa. This may render our Bitcoin Mining hardware incompatible with the new Bitcoin Protocol. Such changes may have a material effect on our operations, financial position and financial performance.

Because our Miners are designed specifically to Mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business, financial condition and results of operations.

Our operating results will depend in large part upon the value of Bitcoin because it is the only Cryptocurrency we currently Mine. Specifically, our revenues from our Bitcoin Mining operations are based upon two factors: (1) the number of Bitcoin rewards we successfully earn and (2) the fair market value of Bitcoin on the date earned. In addition, our operating results are directly impacted by changes in the value of Bitcoin because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we mark Bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of Bitcoin. The introduction of alternative Cryptocurrencies, such as those backed by central banks known as Central Bank Digital Currencies, could significantly reduce the demand for Bitcoin. This would reduce both our ability to earn Mining rewards and transaction fees, and would also impair our ability to monetize the Bitcoin we earn in accordance with our financial projections.

Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our Bitcoin to risks.

Platforms on which Digital assets may trade, such as Hashkey Exchange, which we use to monetize our Bitcoin, pose special risks, as these platforms are generally new, the rules governing their activities are less settled and their activities may be largely unregulated or under-regulated, and therefore they may be more exposed to theft, fraud and failure than established, regulated exchanges for other products. Digital asset platforms may be startup businesses with limited institutional backing, limited operating history and no publicly available financial information. This can lead to increased price volatility. In addition, a failure of an important Digital asset trading platform could result in a loss of confidence in Digital assets generally, resulting in our inability to monetize the Bitcoin we earn in accordance with our financial projections.

Bitcoin traded on the Bitcoin Blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring Bitcoin from a personal account to a third party’s account. Accordingly, we are exposed to the Digital asset trading platform’s credit risk with respect to each Bitcoin transaction we make. Digital asset exchanges may also impose daily, weekly, monthly or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of Digital assets for Fiat currency difficult or impossible. Additionally, Digital asset prices and valuations on exchanges may be volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of Digital assets (e.g., Bitcoin) remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect the value of the Bitcoin that we Mine. It is possible that while engaging in transactions with various Digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues or government investigation without any recourse available to us.

Digital asset platforms for Bitcoin may be appealing targets for cybercrime, hackers and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a Digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from Digital asset trading platforms.

There are a limited number of Digital asset trading platforms for Bitcoin in operation, and many operate in jurisdictions outside of the United States. Trading on Digital asset platforms outside of the United States may involve certain risks not applicable to trading on Digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, lack of regulation, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative or prosecutorial authority through which an action or complaint regarding missing or stolen Digital assets may be brought. Additionally, due to lack of globally consistent treatment and regulation of Digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States.

While we perform diligence on our counterparties and any Digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a Digital asset trading platform and other information for evaluating the risks associated with such counterparty or platform. Any of our Digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the Digital asset platforms representing a substantial portion of the trading volume in a particular Digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the Digital assets, which may adversely affect our business and results of operations, and consequently, an investment in our securities.

Because there is limited guidance for financial accounting for Bitcoin and other Digital assets, the determinations that we have made for how to account for Digital asset transactions may be subject to change.

Because there is limited guidance for the financial accounting for Bitcoin and other Digital assets and related revenue recognition has been provided by the International Accounting Standards Board or the SEC, it is unclear how we may in the future be required to account for Digital asset transactions and assets and related revenue recognition. Changes in regulatory or financial accounting standards could require us to change the accounting methods we currently intend to employ in respect of our anticipated revenues and assets and restate any financial statements produced based on those methods. Such a change or restatement could require increased professional fees and expenses and time commitment by management to address matters related to the change or restatement, increased scrutiny by the SEC and other regulatory bodies, civil or criminal penalties or stockholder litigation, which could adversely affect our business, prospects, financial condition and results of operation.

Bitcoin transactions are irrevocable and, if stolen or incorrectly transferred, Bitcoin may be irretrievable. As a result, any incorrectly executed Bitcoin transactions could have a material adverse effect on our business, financial condition and results of operations.

Bitcoin transactions are irrevocable, and stolen or incorrectly transferred Bitcoin may be irretrievable. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect our investments and assets. Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the Bitcoin from the transaction. Once a transaction has been verified and recorded in a Block that is added to a Blockchain, an incorrect transfer of Bitcoin or a theft thereof generally will not be reversible and if an incorrect transfer or theft occurs, we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our Bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, at this time, we are not aware of any specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen Bitcoin. As a result, if there is human error, theft, or criminal action, we will need to rely on existing private investigative entities to investigate any potential loss of our Bitcoin assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. Our inability to recover any losses from such action, error or theft, could have a material adverse effect on our business, financial condition and results of operations.

Political or economic crises may motivate large-scale sales of Bitcoin, which could result in a reduction in some or all of Bitcoin’s values and adversely affect our business, financial condition and results of operations.

Geopolitical crises may motivate large-scale purchases of Bitcoin, which could increase the price of Bitcoin rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in Bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to Fiat currencies that are backed by central governments, Bitcoins are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoins either globally or locally. Large-scale sales of Bitcoins would result in a reduction in some or all Bitcoins’ values and may adversely affect our business, financial condition and results of operations.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin or tracking Bitcoin markets.

We compete with other users and/or companies that are Mining Bitcoin and other potential financial vehicles that seek to provide exposure to Bitcoin, including securities backed by, or linked to, Bitcoins. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in certain financial vehicles, or to invest in Bitcoin directly, which could limit the market for our securities and reduce their liquidity. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to Bitcoin prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities.

The global market for Bitcoin is generally characterized by supply constraints that may differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which Bitcoin is Mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in Bitcoin or tracking Bitcoin markets form and come to represent a significant proportion of the demand for Digital assets, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could negatively affect Bitcoin prices and therefore affect the value of any Bitcoin inventory we hold.

Currently, we believe there is relatively limited use of Bitcoin in the retail and commercial marketplace in comparison to relatively sizable use by speculators, thus contributing to price volatility that could adversely affect an investment in our securities.

We believe Bitcoin has not yet gained widespread acceptance as a means of payment for goods and services by any major retail or commercial outlets. We believe a significant portion of the demand for Bitcoin is generated by speculators and investors, some of whom may have no knowledge of the inner workings of Bitcoin. Certain of these investors may seek to profit from the short-term or long-term holding of Bitcoin, and thus, may contribute to Bitcoin price volatility. A lack of expansion in the use of Bitcoin in retail and commercial markets, or a contraction of such use, may result in increased price volatility of Bitcoin or a reduction in the market price of Bitcoin or in the demand for Bitcoin which would reduce the performance of the business and the value of Bitcoin held by us, any of which could have a material adverse effect on our business, financial condition and results of operations.

As more processing power is added to a network, our relative percentage of total processing power on that network is expected to decline absent significant capital investment, which has an adverse impact on our ability to generate revenue from processing transactions on that network and could have a material adverse effect on our business, financial condition and results of operations.

Processing power on networks has been increasing rapidly over time while the rewards and transaction fees available on those networks tend to decline over time. In order to grow or maintain the revenue we generate from processing transactions on such networks, we are required to invest significant capital to acquire new computer servers, expand our power capacity and otherwise increase our effective processing power on such networks. In the event we are unable to invest sufficient capital to grow or maintain the level of our processing power on a network relative to the total processing power of such network, our revenue from the applicable network will decline over time and as a result, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, a decrease in the price of computer servers may result in an increase in transaction processors, which may lead to more competition for fees in a particular network. In the event we are unable to realize adequate fees on a network due to increased competition, our revenue from the applicable network will decline over time and in turn, it could have a material adverse effect on our business, financial condition and results of operations.

Our transactions in Bitcoin may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. These laws and regulations may be implicated by a number of Digital assets activities, including investing or trading. Because of the anonymous nature of Blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact when buying or selling Digital assets or receive Bitcoin through Mining (e.g., transaction fees, or rewards from Mining pool), and thus may inadvertently engage in transactions with persons, or entities or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction of child pornography. We are aware of recent media reports that have suggested that persons have imbedded such depictions on one or more Blockchains. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by Blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our securities.

The market price of Bitcoin may be extremely volatile, including due to potential under-regulation. Rapid decreases in the price of Bitcoin could have a materially adverse effect on our business, financial condition and results of operations.

Bitcoin is represented and trades on a ledger-based platform that may not necessarily benefit from a viable trading market. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platforms for fraud and other improprieties. These conditions may not necessarily be replicated on a Bitcoin trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. The market price of Bitcoin has been and may in the future continue to be extremely volatile. These factors may decrease liquidity or volume or may otherwise increase volatility of Bitcoin, which will have a material adverse effect on our ability to monetize the Bitcoin we Mine and therefore have an adverse effect on our business, financial condition and results of operations.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use Bitcoin or to exchange them for Fiat currency.

One or more countries, such as India or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use Bitcoin or to exchange them for Fiat currency. In some nations, including China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of Cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin Mining projects, thus adding Hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to Mine, the value of Bitcoin and any other Cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, financial condition and results of operations.

Bitcoin Mining activities are energy-intensive, which may restrict the geographic locations of Miners, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin Miners, including us, or Bitcoin Mining activities generally.

Mining Bitcoin requires significant amounts of electrical power, and electricity costs account for a material portion of our operating costs. There has been a substantial increase in the demand for electricity for Bitcoin Mining, and this has had varying level of impact on local electricity supplies. The availability and cost of electricity will impact the geographic locations in which we conduct Mining activities.

Additionally, renewable sources of power currently form a large portion of our power mix and we expect them to continue to do so in the future. Renewable power may, depending on the source, be intermittent or variable and not always available. Some electrical grids have little storage capacity, and the balance between electricity supply and demand must be maintained at all times to avoid blackouts or other cascading problems. Intermittent sources of renewable power can provide challenges as their power can fluctuate over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures. Any shortage of electricity supply or increase in electricity costs in any location where we operate or plan to operate may negatively impact the viability and the expected economic return for Bitcoin Mining activities in that location.

Should our operations require more electricity than can be supplied in the areas where our Mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the regular supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently.

There may be significant competition for suitable Bitcoin Mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up Mining sites in certain locations. The significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin Mining activities.

If Bitcoin Mining becomes more widespread, government scrutiny related to Bitcoin Mining facilities and their energy consumption may significantly increase. This could lead to new governmental measures restricting or prohibiting the use of electricity for Bitcoin Mining activities, or Bitcoin Mining activities generally.

If we are forced to reduce our operations due to the availability or cost of electrical power, or restrictions on Bitcoin Mining activities, this will have an adverse effect on our business, prospects, financial condition and operating results.

The open-source structure of the Bitcoin network Protocol means that the contributors to the Protocol are generally not directly compensated for their contributions in maintaining and developing the Protocol.

The Bitcoin network operates based on an open-source Protocol, not represented by an official organization or authority. Instead, it is maintained by a group of core contributors, largely on the Bitcoin Core project on GitHub.com. This group of contributors is currently headed by Wladimir J. van der Laan, the current lead maintainer. As the Bitcoin network Protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network Protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner.

There can be no guarantee that developer support will continue or be sufficient in the future. Additionally, some development and developers are funded by companies whose interests may be at odds with other participants in the network or with investors’ interests. To the extent that material issues arise with the Bitcoin network Protocol and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, the Bitcoin network and consequently our business, prospects, financial condition and operating results could be adversely affected.

Significant contributors to all or a network for any particular Digital asset, such as Bitcoin, could propose amendments to the respective network’s Protocols and software that, if accepted and authorized by such network, could adversely affect our business.

The Bitcoin network is maintained by a group of contributors, largely on the Bitcoin Core project on GitHub.com, currently headed by Wladimir J. van der Laan. These individuals can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the Protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the Mining of new Bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums.

If a developer or group of developers proposes a modification to the Bitcoin network that is not accepted by a majority of Miners and users, but that is nonetheless accepted by a substantial plurality of Miners and users, two or more competing and incompatible Blockchain implementations could result, with one running the pre-modification software program and the other running the modified version (i.e., a second “Bitcoin network”). Such a hard Fork in the Blockchain typically would be addressed by community-led efforts to reunite the forked Blockchains, and several prior Forks have been resolved successfully. However, a hard Fork in the Blockchain could materially and adversely affect the perceived value of Bitcoin as reflected on one or both incompatible Blockchains. Additionally, a hard Fork will decrease the number of users and Miners available to each Fork of the Blockchain as the users and Miners on each Fork Blockchain will not be accessible to the other Blockchain and, consequently, there will be fewer Block rewards and transaction fees may decline in value. Any of the above could have a material adverse effect on our business, prospects, financial condition, and operating results.

The development and acceptance of cryptographic and algorithmic Protocols governing the issuance of and transactions in Cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

Digital assets, such as Bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the Digital asset networks are prominent, but not unique, parts. The growth of the Digital asset industry, in general, and the Digital asset networks, in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the Digital asset industry, as well as the Digital asset networks, include:

●	continued worldwide growth in the adoption and use of Bitcoin and other Digital assets;

●	government and quasi-government regulation of Bitcoin and other Digital assets and their use, or restrictions on or regulation of access to and operation of the Digital asset network or similar Digital assets systems;

●	the maintenance and development of the open-source software Protocol of the Bitcoin network and Ether network;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using Fiat currencies;

●	general economic conditions and the regulatory environment relating to Digital assets; and

●	the impact of regulators focusing on Digital assets and digital securities and the costs associated with such regulatory oversight.

The outcome of these factors could have negative effects on our ability to pursue our business strategy, which could have a material adverse effect on our business, prospects, financial condition, and operating results as well as potentially negative effect on the value of Bitcoin or any other Cryptocurrencies we may potentially acquire or hold in the future.

Banks and financial institutions may not provide bank accounts, or may cut off certain banking or other financial services, to Bitcoin investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.

Although a number of significant U.S. banks and investment institutions have indicated they plan to begin allowing customers to carry and invest in Bitcoin, Bitcoin’s acceptance and use by banks are relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in Bitcoin have been unable to find banks or financial institutions that are willing to provide them with banking services.

Similarly, a number of companies and individuals or businesses associated with Bitcoin may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide Bitcoin have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of Bitcoin as a payment system and harming public perception of Cryptocurrencies, and could decrease Bitcoin’s usefulness and harm its public perception in the future.

The public perception of Bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert Bitcoin to Fiat currencies. Such factors could have a material adverse effect on our business, financial condition or results of operations.

We are subject to counterparty risk with respect to our Bitcoin custodian.

We use Hashkey to act as custodian for our Mined Bitcoin. Our Bitcoin custodied with Hashkey are not “deposits” within the meaning of U.S. federal or state banking law, and thus balances of Digital assets held in our custodian accounts are not subject to FDIC or SIPC protections. The nature of Digital assets means that any technological difficulties experienced by Hashkey may prevent us from accessing or using our Bitcoin custodied with them. Hashkey holds the private key to our wallet and no one at the Company has access to Hashkey’s private key. A loss of such private key relating to, or a hack or other compromise of, our digital wallet would adversely affect our ability to access or sell our Bitcoin. No physical, operational and cryptographic system for the secure storage of private keys is completely secure, and loss or theft due to operational or other failure of Hashkey’s operations is always possible.

While we believe that our agreements with each of Coinbase and Hashkey provide our business with reasonable protections for our operations and the safe storage of our Bitcoin, we make no assurances that storing our Bitcoin with each of them is free from risk. To the best of our knowledge, each of Coinbase and Hashkey stores our Bitcoin in segregated accounts pursuant to agreements we have with each of them. However, if either Coinbase or Hashkey were to breach our agreement and comingle our Bitcoin with assets of other clients or a third party’s account/assets and one or more of those clients or third parties were to cease operations, declare insolvency or file for bankruptcy, there is a reasonable risk that recovery of our assets would be delayed or that our assets would be unrecoverable despite the fact that our assets are kept in segregated accounts. Recent Chapter 11 bankruptcy filings by FTX, Celsius and other Digital asset market participants have raised issues concerning ownership of the Digital assets held by such Digital asset market participants, the outcome of which is still largely unsettled. Even if it were finally determined that the customer owns the assets on deposit, the custodian may be unable to return the customer’s assets in kind because of intermingling of assets and other factors. In addition, if Coinbase or Hashkey were to become subject to Chapter 11 bankruptcy, there is a risk that our assets held might not be recovered in full or in part.

We may temporarily store our Bitcoin on Digital asset trading platforms which could subject our Bitcoin to the risk of loss or access.

Although we sell our Mined Bitcoin from time to time, we may temporarily store all or a portion of our Bitcoin on various Digital asset trading platforms which requires us to rely on the security protocols of these trading platforms to safeguard our Bitcoin. Typically, when we need to sell our Bitcoin, we transfer our Bitcoin from Coinbase Wallet, which is an “offline storage solution” where we retain full control of our private keys, to HashKey Exchange. All Bitcoin Mined is first 100% stored in our Coinbase Wallet. When we need to sell the Bitcoin, we transfer the Bitcoin to Hashkey Exchange. However, the Bitcoin transferred to HashKey Exchange cannot be sold immediately. Therefore, we will set an expected selling price on the HashKey Exchange platform. If the market price of Bitcoin does not reach our target, then the Bitcoin will remain temporarily stored on HashKey Exchange until either the Bitcoin price reaches our preset level and the order is executed, or we proactively lower the selling price to facilitate the transaction.

No security system is perfect and trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ Digital assets in the past. Such trading platforms may not be well capitalized and may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept our Bitcoin when we transact in or otherwise transfer our Bitcoin or while we are in the process of selling our Bitcoin via such trading platforms. Digital asset trading platforms have been a target for malicious actors in the past, and given the growth in their size and their relatively unregulated nature, we believe these trading platforms may continue to be targets for malicious actors. An actual or perceived security breach or data security incident at the Digital asset trading platforms with which we have accounts could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could adversely affect the value of our securities.

Risks Related to Intellectual Property

If we are unable to protect the confidentiality of our trade secrets or other intellectual property rights, our business and competitive position could be harmed.

Our ability to conduct our business in a profitable manner relies in part on our protection of our trade secrets. We rely upon trade secret and other intellectual property laws, physical and technological security measures and contractual commitments to protect our trade secrets and other intellectual property rights, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated, our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Furthermore, any of our intellectual property rights could be challenged, invalidated, circumvented, infringed, diluted, disclosed or misappropriated and adequate legal recourse may be unavailable. Thus, there can be no assurance that our trade secrets or other intellectual property rights will be sufficient to protect against competitors operating their business in a manner that is substantially similar to us.

We may infringe on third-party intellectual property rights or other proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to operate without infringing third-party intellectual property rights or other proprietary rights. For example, there may be issued patents of which we are not aware that our services or products infringe on. Also, there may be patents we believe we do not infringe on, but that we may ultimately be found to by a court of law or government regulatory agency. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our services or products allegedly infringe on.

Third parties could accuse us of misappropriating their trade secrets. Any claims of patent infringement or trade secret misappropriation, even claims without merit, could be costly and time-consuming to defend and could require us to divert resources away from operations. In addition, if any third party has a meritorious or successful claim that we are infringing their intellectual property, we may be forced to redesign our operations or secure a license from such third parties, which may be costly or impractical. We also may be subject to significant damages or injunctions that may cause a material adverse effect to our business and operations, if we cannot license or develop an alternative for any infringing aspect of its business, and may result in a material loss in revenue, which could adversely affect the trading price of our shares and harm our investors.

Risks Related to Regulations and Regulatory Frameworks

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition and results of operations.

As Bitcoin has grown in both popularity and market size, governments around the world have reacted differently. Certain governments, such as China, have deemed Bitcoin illegal or have severely curtailed the use of Digital assets by prohibiting the acceptance of payment in Bitcoin and other Digital assets for consumer transactions and barring banking institutions from accepting deposits of Bitcoin. Other nations, however, allow Bitcoin to be used and traded without restriction. In some jurisdictions, such as in the U.S., Bitcoin is subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on Bitcoin, for example banning its use, regulating its operation or otherwise changing its regulatory treatment. Such changes may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded in heavy volumes, the available market for Bitcoin may contract.

Digital asset trading platforms may also be subject to increased regulation and there is a risk that increased compliance costs are passed through to users, including us, as we exchange Bitcoin earned through our Mining activities. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have an adverse impact on our operations and financial performance.

Many of these governmental agencies and organizations, as well as public advocacy groups, have called for heightened regulatory oversight and issued advisories describing the risks posed by Digital assets to users and investors. The Bitcoin economy is novel and has little access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential for illicit usage of Bitcoin and other Digital assets may effect statutory and regulatory changes with minimal input from the Digital asset sector. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that could harm the Bitcoin and Digital asset industry, which could adversely impact our business. Increasing regulation and regulatory scrutiny may result in new costs for us and our management may have to devote increased time and attention to regulatory matters or change aspects of our business. Increased regulation may also result in limitations on the uses of Bitcoin. In addition, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the Cryptocurrency industry requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we do not comply with such laws, rules and regulations, we could be subject to significant fines, penalties and other governmental actions, limitations on our ability to conduct operations and other regulatory consequences, each of which may be significant and could adversely affect our business, financial condition and results of operations.

Our business and financial condition may be materially adversely affected by increased regulation of energy sources.

There is a risk that regulatory constraints placed on energy intense industries, such as ours, may restrict the operation of, or increase the cost of operating, Mining facilities and Bitcoin Mining activities. Additionally, although we target markets with high levels of renewable energy penetration and, according to our host providers, our energy is primarily sourced from renewable sources, including approximately 9.85% from wind power and 49.25% from hydropower, we also rely on non-renewable energy sources in those facilities, including approximately 23.34% on natural gas and 10% on power generated from coal, for our energy needs. Governmental authorities have and may continue to pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electricity generation, which, as the Mining facilities we use are powered partially by non-renewable energy sources, would affect our hosts’ ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. For example, in November 2022, New York passed a law banning certain Bitcoin Mining operations that run on carbon-based power sources. For the next two years, unless a company engaged in PoW Mining, such as ours, which requires sophisticated gear and large amounts of electricity, uses 100% renewable energy, it was not allowed to expand or renew permits, and new entrants were not allowed to come online. If the jurisdictions in which we have Mining operations implement such restrictions, the potential increases in costs arising from compliance and environmental monitoring may adversely affect our operations and financial performance.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (“FCPA”) and its counterparts with respect to our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA and other applicable anti-corruption and anti-money laundering laws in countries in which we conduct activities. The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA and other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws, and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could have a material adverse effect on our business, operating results, prospects and financial condition.

Any violation of the FCPA and other applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and other repercussions, any of which could have a materially adverse effect on our business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are also subject to the rules enforced by the OFAC, including regarding sanctions and requirements not to conduct business with persons named on its specially designated nationals list. However, because of the pseudonymous nature of Blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s specially designated nationals list, which may expose us to regulatory sanctions and adversely affect our business, financial condition and results of operations.

The regulatory and legislative developments related to climate change, may materially adversely affect our business, financial condition and results of operations.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the increasing focus on climate change and its potential impact, including from governmental bodies, interest groups and stakeholders. Given the very significant amount of electrical power required to operate Bitcoin Miners, as well as the environmental impact of Mining for the rare earth metals used in the production of Mining servers, the Bitcoin Mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where the Mining facilities we use are located, or on electricity that our Mining facility operators purchase, could result in substantially higher energy costs, which we pay, and due to the significant amount of electrical power required to operate Bitcoin Miners, could in turn put us at a competitive disadvantage. Any future climate change regulations could negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm the popularity and, therefore, the value of Bitcoin. Any of the foregoing could have a material adverse effect on our business, financial position and results of operations.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations” on page 122 of this prospectus.

A determination that Bitcoin is a “security” may adversely affect the value of Bitcoin and our business.

Bitcoin has been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin is viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, in the U.S., the Financial Action Task Force (“FATF”) and the IRS consider Bitcoin as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The U.S. Commodity Futures Trading Commission (“CFTC”) and Hong Kong classify Bitcoin as a commodity. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some Digital assets should be categorized as securities. How a Digital asset such as Bitcoin is characterized by a regulator impacts the rules that apply to activities related to that Digital asset.

Any determination by the SEC or any international or state securities regulator asserting that Bitcoin is a security, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading value of Bitcoin, as well as our business. This is because the business models behind most Digital assets are incompatible with regulations applying to transactions in securities. If Bitcoin is determined or asserted to be a security, it is likely to become difficult or impossible for it to be traded, cleared or custodied through the same channels used by non-security Digital assets, which in addition to materially and adversely affecting the trading value of Bitcoin is likely to significantly impact its liquidity and market participants’ ability to convert it into US dollars and other currencies.

We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the Cryptocurrency industry, which could ultimately be resolved against us, requiring material future cash payments or charges, which could impair our business, financial condition and results of operations.

The nature and complexity of our business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. We believe that since Cryptocurrency Mining, and the Digital asset industry generally, is a relatively new business sector, it is more likely subject to government investigation and regulatory determination. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on our business or operations, or the industry as a whole.

If we were deemed an “investment company” under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act of 1940 (the “1940 Act”) if:

●	it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

●	it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a Bitcoin Mining business. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.

Furthermore, while certain Cryptocurrencies may be deemed to be securities, we do not believe that certain other Cryptocurrencies, in particular Bitcoin, are securities. Our Mining activities focus on Bitcoin, which we believe should not be treated as an investment security for purposes of the 1940 Act. Therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise certain other Cryptocurrencies or assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. However, although the SEC and courts are providing increasing guidance on the treatment of Digital assets for purposes of federal securities law, this continues to be an evolving area of law. Previous statements by the SEC that Bitcoin should not be considered a security are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court. Therefore, it is possible that the SEC or a court could take a position that Bitcoin constitutes an investment security for purposes of the 1940 Act, which might require us to register as an investment company.

If we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis; or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion is available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities. However, there can be no assurance that we will not be deemed to be an investment company and thereby be subject to the 1940 Act.

Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted. Compliance with the requirements of the 1940 Act applicable to registered investment companies may make it difficult for us to continue our current operations and in activities related to Bitcoin Mining, and this would materially and adversely affect our business, financial condition and results of operations.

If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies it may pursue, the SEC may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN or FINTRAC, or otherwise under state laws where our Miners are located or under the laws of Hong Kong, where we operate, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

The Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”) and the Federal Bureau of Investigation (“FBI”) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market with a focus on how Bitcoin can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises, as well as the safety and soundness of platforms and other service providers that hold Bitcoin and other Digital assets for users.

Cryptocurrencies are treated as “money” by FinCEN, and businesses engaged in the transfer of money or other payment services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that Cryptocurrency Mining, without engagement in other activities, generally does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and Digital assets generally. To the extent that our business activities cause us to be deemed a “money services business” under the regulations promulgated by FinCEN, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain permissible investments in relation to the customer funds that we hold, recordkeeping and other operational requirements. For example, in August 2015, the New York State Department of Financial Services enacted the first U.S. regulatory framework for licensing participants in “virtual currency business activity.” The regulations, known as the “BitLicense,” are intended to focus on consumer protection and regulate the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibit any person or entity involved in such activity to conduct activities without a license.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain U.S. federal or state regulatory obligations applicable to money services businesses and money transmitters. If we are deemed to be subject to and determine we are not able to comply with such additional regulatory and registration requirements, we may be forced to dissolve and liquidate.

FINTRAC, the anti-money laundering and anti-terrorist financing regulator in Canada, has already subsumed within its regulatory provisions the transfer of “virtual currencies,” including Bitcoin, in the manner of money service businesses. Consequently, the risk referred to above relating to FinCEN applies in like manner to FINTRAC in Canada. Under Canadian law, a transferor of Cryptocurrencies might be classified as a “reporting entity” according to FINTRAC. Such classification would lead to the transferor having an obligation to report certain transactions and to submit suspicious transaction reports to FINTRAC. We do not believe that we are considered a reporting entity as we do not transfer Cryptocurrency to or for third parties; however, if we became a transferor or were deemed by FINTRAC to be a transferor in the future, we could be required to submit such reports.

Bitcoin is classified as a virtual commodity in Hong Kong and not as legal tender. However, the Hong Kong ani-money laundering law applies to financial institutions, which does include licensed virtual assets service providers (“VASPs”). (For further information on VASPs, see “Our Business - Government Regulation- Hong Kong” on page 96.) As we currently do not fall under the definition of a VASP, we do not believe that we are subject to the Hong Kong anti-money laundering law.

The application of the Commodity Exchange Act (“CEA”) and the regulations promulgated thereunder by the Commodity Futures Trading Commission (“CFTC”) to our business is unclear and is subject to change in a manner that is difficult to predict. To the extent we are deemed to be or subsequently become subject to regulation by the CFTC in connection with our business activities, we may incur additional regulatory obligations and compliance costs, which may be significant.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that Bitcoin and other Digital assets fall within the definition of a “commodity” under the CEA, and the regulations promulgated by the CFTC thereunder (“CFTC Rules”). As a result, the CFTC has general enforcement authority to police against manipulation and fraud in the spot markets for Bitcoin and other Digital assets. From time to time, manipulation, fraud and other forms of improper trading by other participants involved in the markets for Bitcoin and other Digital assets have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action and similar actions by other regulators and government agencies, as well as civil litigation. Such investigations, inquiries, enforcement actions and litigation may cause negative publicity for Bitcoin and other Digital assets, which could adversely impact Mining profitability.

In addition to the CFTC’s general enforcement authority to police against manipulation and fraud in spot markets for Bitcoin and other Digital assets, the CFTC has regulatory and supervisory authority with respect to commodity futures, options and/or swaps (“Commodity Interests”) and certain transactions in commodities offered to retail purchasers on a leveraged, margined or financed basis. Although we do not currently engage in such transactions, changes in our activities, the CEA, CFTC Rules or the interpretations and guidance of the CFTC may subject us to additional regulatory requirements, licenses and approvals which could result in significant increased compliance and operational costs.

Furthermore, trusts, syndicates and other collective investment vehicles operated for the purpose of trading in Commodity Interests may be subject to regulation and oversight by the CFTC and the National Futures Association (“NFA”) as “commodity pools.” If our Mining activities or transactions in Bitcoin and other Digital assets were deemed by the CFTC to involve Commodity Interests and the operation of a commodity pool for our shareholders, we could be subject to regulation as a commodity pool operator and required to register as such. Such additional registrations may result in increased expenses, thereby materially and adversely impacting an investment in our securities. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease our operations. Any such action may adversely affect an investment in our business.

While we are not aware of any provision of the CEA or CFTC Rules currently applicable to the Mining of Bitcoin and other Digital assets, this is subject to change. We cannot be certain how future changes in legislation, regulatory developments or changes in CFTC Rules, interpretations and policy may impact the treatment of Bitcoin and the Mining of Bitcoin. Any resulting requirements that apply to or relate to our Mining activities or our transactions in Bitcoin may cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our securities.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners. The collection, use, processing and storage of such data about individuals are governed by data privacy laws, regulations, guidelines and rules. We do not currently have any formal data privacy policies and procedures in place and have not completed an assessment of whether we are in compliance with all applicable data privacy laws and regulations. Data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer and data protection. Such laws may continue to add to our compliance costs, restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, according to the Federal Trade Commission (“FTC”), failure to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. State privacy and security laws vary from state to state and, in some cases, can impose more restrictive requirements than U.S. federal law. For example, California enacted the California Consumer Privacy Act (“CCPA”) on June 28, 2018, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Many similar laws have been proposed and/or enacted in other states and at the federal level.

The PDPO regulates the collection, use and processing of personal data collected from individuals in Hong Kong. The Office of the Privacy Commission for Personal Data, Hong Kong (“PCPD”) oversees the execution and enforcement of the PDPO. In addition to the PDPO, the PCPD issues an information leaflet (“Cloud Computing Leaflet”) which aims to advise organizations on the factors they shall take into account in considering engaging cloud computing.

The main requirements for handling personal data are set out in the data protection principles (“DPPs”) of the PDPO. According to the DPPs, if a data user engages a data processor, whether within or outside Hong Kong, to process personal data on the data user’s behalf, the data user must adopt contractual or other means (i) to prevent any personal data transferred to the data processor from being kept longer than is necessary for processing of the data; and (ii) to prevent unauthorized or accidental access, processing, erasure, loss or use of the data transferred to the data processor for processing. The DPPs also require that personal data must be used for the purpose for which the data is collected or for a directly related purpose, unless voluntary and explicit consent to a new purpose is obtained from the data subject. In addition, the DPPs set out the information a data user must give to a data subject when collecting personal data from that data subject, provide that personal data should be accurate and kept up-to-date, require that appropriate security measures be applied to personal data and provide for data subjects to have rights of access to and correction of their personal data.

With respect to the PRC, the Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the (“Operators”)) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. In addition, the PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. Entities handling personal information shall bear responsibility for their personal information handling activities and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, suspend or terminate the provision of services and face confiscation of illegal income, fines or other penalties.

We do not currently expect the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law to apply to or have any impact on our business or operations. However, any actual or perceived failure by us or the third parties with whom we work to comply with data privacy laws, regulations, guidelines, rules or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations, including by U.S. federal and state regulatory authorities or Hong Kong or PRC authorities, fines and penalties, litigation and/or adverse publicity, including by consumer advocacy groups, and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties and could have a material adverse effect on our business, financial condition and results of operations.

The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other foreign governments. Efforts are being made to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants we may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to us, increasing the cost to run our facilities. Any enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States, or any domestic or foreign jurisdiction in which we conduct business, could have a material adverse effect on our business, financial condition or results of operations.

Increasing scrutiny and changing expectations from investors, lenders, customers, government regulators and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Certain institutional investors, investor advocacy groups, investment funds, creditors and other influential financial markets participants have become increasingly focused on companies’ ESG practices in evaluating their investments and business relationships, including the impact of Bitcoin Mining operations on the environment. Certain organizations also provide ESG ratings, scores and benchmarking studies that assess companies’ ESG practices. Although there are no universally adopted standards for such ratings, scores or benchmarking studies, they are used by some investors to inform their investment and voting decisions. It is possible that our future shareholders or organizations that report on, rate or score ESG practices will not be satisfied with our ESG strategy or performance. Unfavorable press about or ratings or assessments of our ESG strategies or practices, regardless of whether or not we comply with applicable legal requirements, may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital.

The increased global focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards and potential government regulations, which are evolving but may relate to the suitable deployment of electric power, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation could suffer which would have a material adverse effect on our business, financial condition and results of operations.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our operating results and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations and rules is largely dependent on the establishment and maintenance of our compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Risks Related to Doing Business in Hong Kong

We are subject to unique risks due to our being a holding company with our sole Operating Subsidiary located in Hong Kong, which is a Special Administrative Region of the PRC.  Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong.

The Company is not an operating company but a holding company. We conduct all our operations through our Operating Subsidiary, which is located in Hong Kong, a Special Administrative Region of the PRC. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. Our ordinary shares are securities of the Company and not those of our Operating Subsidiary. Therefore, investors in our Company are not acquiring equity interests in an operating company but instead are acquiring interests in a Cayman Islands holding company and may never hold equity interests in our Hong Kong operating entity or any of our other subsidiaries.

The holding company structure involves unique risks to investors. As a holding company, we rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends or make distributions to us may be restricted by laws and regulations applicable to them. Currently, there are no significant legal impediments to any of our subsidiaries paying dividends or making distributions to shareholders. However, if the PRC were to impose restrictions or limitations on our Operating Subsidiary’s ability to transfer cash outside Hong Kong, then our Operating Subsidiary’s cash may not be available to fund our operations or the payment of dividends by us to our shareholders. In addition, if any of our subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends to us.

In addition, if the PRC government were to disallow our holding company structure, we would have to undergo material changes in the operations of our Operating Subsidiary, which could cause our securities to decrease significantly in value or become worthless. We are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to, limitations on foreign ownership and regulatory review of overseas listings of PRC companies, and the validity and enforcement of such structures.

Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business in Hong Kong and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the profitability of our Operating Subsidiary. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. In addition, it may exert more control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers.

Although our Operating Subsidiary is located in Hong Kong, we are a Cayman Islands company and we have no operations or subsidiaries in the PRC. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong However, as advised by our PRC counsel, Lifang and Partners, we do not expect to be affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. Due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the application, implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations and rules and enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations of the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and may be inconsistent with our current policies and practices. Compliance with new laws, regulations and other government directives of the PRC may also be costly and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs; and/or

●	require significant management time and attention.

The Chinese government may intervene in or influence our Operating Subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Operating Subsidiary’s operations and/or the value of our Class A Ordinary Shares. Any legal or regulatory changes that restricts or otherwise unfavorably impacts our Operating Subsidiary’s ability to conduct its business could reduce revenues, increase costs, require it to obtain more licenses, permits, approvals or certificates or subject it to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our ordinary shares could decrease.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight and control such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers which organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in China, or its main place(s) of business are located in China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

In the opinion of our PRC counsel, Lifang and Partners, we are not subject to the cybersecurity review by the Cyberspace Administration of China (“CAC”) over data security and our offering because we are a Cayman Islands company and our Operating Subsidiary is a Hong Kong company, neither entity has operations in the PRC. In addition, we expect that we and our Operating Subsidiary’s operations will continue to be conducted in Hong Kong. Therefore, we believe that the likelihood that we and our subsidiaries will be required to obtain any permissions or approvals from the governmental authorities of the PRC for our operations, or the listing of our securities on the U.S. exchanges and the offering of our securities in the future is very remote.

We do not intend to seek approval of this offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change in the future. It is uncertain whether the PRC authorities will adopt additional requirements or extend the existing requirements to apply to our Hong Kong Operating Subsidiaries. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers and expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we concluded that relevant permissions or approvals were not required but the PRC authorities take a contrary view or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC authorities could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class A Ordinary Shares to investors, and cause such Shares to significantly decline in value or become worthless.

The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to the other entities within our Group or to reinvest in our business outside of Hong Kong.

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of the HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the Company and our Operating Subsidiary. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected and our ordinary shares could decrease in value or become worthless.

We could be affected by legal and political considerations involving Hong Kong.

As Hong Kong is a Special Administrative Region of the PRC, the PRC may, by its political, legal and economic policies, exert influence on companies doing business in Hong Kong. The PRC economy features a high degree of governmental involvement. In recent years, the PRC government has implemented various measures to guide the allocation of resources and thereby narrow the gaps between economic development in different regions in the country. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. We cannot offer any assurance that the PRC government will not adopt policies that will adversely affect political, legal and economic conditions in Hong Kong, presenting us with the same operational risks as those faced by companies in the PRC and which, in turn, may materially affect our business. Moreover, because our Operating Subsidiary and its operations are based in Hong Kong, our business operations and financial condition could be affected by political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strikes, riots, civil disturbances or disobedience, as well as significant natural disasters, may adversely affect our business operations. Our business operations are susceptible to the effects of any incidents or factors that affect the stability of social, economic and political conditions in Hong Kong. We cannot guarantee that the current social, economic and political conditions in Hong Kong will remain stable over the long term.

PRC laws and regulations governing businesses in the PRC may also be applicable to business operations in Hong Kong. These laws are sometimes vague and uncertain and, as a result, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong, such as our Hong Kong Operating Subsidiary.

We may become subject to a variety of laws and regulations of the PRC, such as PRC laws regarding privacy, data security, cybersecurity and data protection, which may also be applicable to our operations in Hong Kong. In general, any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations and may be inconsistent among different jurisdictions.

The national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which came into effect on July 1, 1997. The Basic Law is the constitutional document of Hong Kong, as it sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems,” which is a prominent feature of the Basic Law, dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover of Hong Kong by Great Britain to China in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on the common law supplemented by statutes.

According to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem and diplomatic privileges and immunities. Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. Despite the foregoing, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong.

There remains uncertainty as to how the various PRC laws will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules or detailed implementation and interpretation related to various laws, and as to the applicability of PRC laws to our business operations in Hong Kong. If any such new laws, regulations, rules or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, there can be no assurance that any new PRC laws, regulations, rules, implementation or interpretation will not have an adverse effect on our Operating Subsidiary. Therefore, any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary.

Recently, there have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties.

On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act, (the “HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former Hong Kong chief executive, Carrie Lam and current Hong Kong chief executive, John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted.

It is difficult to predict the full impact of the Hong Kong National Security Law and the HKAA on Hong Kong and companies located and operating in Hong Kong. If our Operating Subsidiary is determined by competent authorities to be in violation of the Hong Kong National Security Law or the HKAA, our business operations, financial position and results of operations could be materially and adversely affected.

There may be limitations on our legal protections relative to our Operating Subsidiary.

Our Operating Subsidiary is located in Hong Kong, which poses risks and uncertainties. The Hong Kong political and legal system embodies uncertainties, including its relationship with mainland China, which could limit the legal protections available to us. Therefore, any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. Recent developments with respect to the relationship between China and Hong Kong have resulted in the legal and operational risks of doing business in China also to apply to Hong Kong. The imposition of the PRC legal system would bring about uncertainty in, for example, the enforcement of contractual rights, property rights and human rights. This could materially and adversely affect the business and operations of our Operating Subsidiary. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. The uncertainty of laws and legal procedures in the PRC could negatively affect our ability to enforce our contracts with our suppliers and uncertainties regarding the relationship between Hong Kong and the PRC could negatively affect the conduct of our business in Hong Kong. The PRC government could intervene or influence the operations of our Hong Kong subsidiary at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

In addition, intellectual property rights and confidentiality protections in Hong Kong and the PRC may not be as effective as in the United States or other countries. Proceedings to enforce our contractual or intellectual property rights could result in substantial costs and divert our efforts and attention from other aspects of our business. Moreover, we may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property or contractual rights in Hong Kong or the PRC may be inadequate to obtain a significant commercial benefit.

Such uncertainties, including uncertainty over the scope and enforceability of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business.

The laws and regulations of the PRC government change frequently, and their interpretation and enforcement involve uncertainties that could limit law enforcement availability and could have a significant impact upon our Operating Subsidiary’s ability to operate profitably.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of law enforcement that we would receive compared to more developed legal systems. Such uncertainties, including the inability of our Operating Subsidiary to enforce its contracts in Hong Kong, could affect our business and operations. In addition, confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system as it impacts Hong Kong, particularly with regard to our business, including the promulgation of new laws, such as the Hong Kong National Security Law. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement. Our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practicable cooperation mechanism.

However, Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel, Robertsons, has advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators. Any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and its legislative framework and judiciary are independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. Therefore, any legal and operational risks associated with operating in the PRC also apply to any current or future business operations in Hong Kong. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of restricting the scope of our operations in Hong Kong or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient or liability-free manner or at all.

On July 30, 2021, in response to regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may, in the future, be located in Hong Kong, our securities could be delisted and prohibited from trading on a U.S. exchange.

The HFCAA prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. On December 29, 2022, as part of the Consolidated Appropriations Act, 2023, the time period for the delisting of foreign companies under the HFCAA was reduced from three consecutive years to two consecutive years.

On December 16, 2021, the PCAOB issued the Determination Report, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in (i) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (ii) Hong Kong, a Special Administrative Region because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations.

On August 26, 2022, the PCAOB signed the SOP with the CSRC and the Ministry of Finance of the PRC. Pursuant to the SOP, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA.

Because our independent registered public accounting firm, WWC, is headquartered in the United States, it would not be subject to any determinations that may be announced by the PCAOB in the future with respect to auditors located in China or Hong Kong. We believe that the PCAOB’s inspectors and investigators have consistent access to the audit work performed by WWC for us. Therefore, we do not expect to be affected by the HFCAA at this time.

However, to the extent that our auditor’s work papers may, in the future, become located in Hong Kong, such work papers may not be available for inspection by the PCAOB if authorities in Hong Kong were to take a position at that time that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in Hong Kong. If such lack of inspection were to extend for the requisite period of time under the HFCAA, and if the PCAOB were then to issue new determinations based on its inability to inspect or investigate completely registered public accounting firms headquartered in Hong Kong because of a position taken by an authority in that jurisdiction, our Class A Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange. In addition, if our auditor’s work papers were to become located in Hong Kong in the future, and thereby not be available for PCAOB inspection, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections, and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is conducted in Hong Kong through our Operating Subsidiary; therefore, our books and records are reported in HK dollars, which is the currency of Hong Kong. The financial statements that we file with the SEC and provide to our shareholders are presented in US dollars.

Since 1983, the HK dollar has been pegged to the US dollar at the rate of approximately HK$7.80 to US$1.00. As of March 31, 2025, the pegged rate of exchange was at HK$7.78 to US$1.00. Future changes in the exchange rate between the HK dollar and the US dollar may affect the value of our assets and the results of our operations in US dollars. The value of the HK dollar against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the HK dollar may materially and adversely affect our cash flows, revenue and financial condition.

We cannot assure you that the current policy of pegging the HK dollar to the US dollar will not be changed in the future. If the pegging system collapses and the HK dollar suffers devaluation, the HK dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our share price could decline because of such allegations, even if the allegations are false.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Other than our Miners, all of which are located in the United States and Canada, our operations are conducted in Hong Kong, and all of our assets, other than some of our Miners, are located outside the United States. All of our directors and officers, except for one director who is a Chinese national and our Chief Executive Officer who is a Canadian citizen, are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the proceedings in which the judgment was obtained must not be contrary to natural justice and the enforcement of the judgment must not be contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities” on page 57 of this prospectus.

Risks Related to Our Securities and this Offering

An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will be established. If an active public market for our Class A Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. The public offering price for our Class A Ordinary Shares in this offering was determined by negotiation between us and the underwriter based on several factors, and we can provide no assurance that the trading price of our Class A Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their Class A Ordinary Shares.

The dual-class structure of our ordinary shares has the effect of concentrating voting control with those shareholders who hold our Class B Ordinary Shares. This ownership will limit or preclude your ability to influence important corporate matters, which may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has ten votes per share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Share has one vote per share and is not convertible into Class B Ordinary Shares. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Sze Wah Sam Cheung, through his control of Prime Palace and his direct ownership of 1,700,000 Class A Ordinary Shares, will control 5,682,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares, together representing approximately [●]% of the total voting power of our Company, assuming that the underwriters do not exercise their over-allotment option. Because of the disparate voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our ordinary shares and therefore control all matters submitted to our shareholders for approval provided they hold at least [●] Class B Ordinary Shares after this offering, assuming that the underwriters do not exercise their over-allotment option, or [●] Class B Ordinary Shares after this offering if the over-allotment option is exercised in full. This concentrated control may limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital shares that you may feel are in your best interest as one of our shareholders. Lastly, any future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect that our Class A Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts states from regulating their sale. However, the law does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar their sale. Further, if we are no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors as determined by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

Our Class A Ordinary Shares may trade below their offering price and may be subject to rapid and substantial price volatility unrelated to our performance, which could result in substantial losses to investors.

We cannot predict the prices at which our Class A Ordinary Shares will trade. The initial public offering price of our Class A Ordinary Shares will be determined by negotiations between us and the underwriter of this offering and may not bear any relationship to the market price at which our Class A Ordinary Shares will trade after this offering or to any other established criterion of the value of our business and prospects.

Our Class A Ordinary Shares also may be subject to rapid and substantial price volatility and their trading price could fluctuate widely due to factors beyond our control. Upon the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering, and the concentrated ownership of our Class A Ordinary Shares among our executive officers and directors. As a result of our small public float, our Class A Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. This also may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with headquarters located in Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiary’s operations, including the following:

●	fluctuations in our Operating Subsidiary’s revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our Class A Ordinary Shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Furthermore, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations or members of the board of directors or management. We may be subject to the additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for our Class A Ordinary Shares.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

We report our financial statements under IFRS. There are and there may in the future be certain significant differences between IFRS and U.S. GAAP. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare their financial statements under U.S. GAAP.

The sole director of our Controlling Shareholder will continue to have significant influence over us after this offering, including control over decisions that require the approval of holders of our Class A Ordinary Shares.

Sze Wah Sam Cheung, one of our Executive Directors, is currently the beneficial owner of 5,682,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares, which represent 81.5% of our outstanding ordinary shares or 81.7% of the total aggregate voting power. Mr. Cheung will beneficially own approximately [●]% of the total voting power of the Company’s issued and outstanding share capital immediately following this offering, assuming that the underwriters do not exercise their over-allotment option. Therefore, Mr. Cheung will continue to be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in this offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and might have an adverse effect on the price of our Class A Ordinary Shares. Mr. Cheung may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.

Our officers and directors presently have, and any of them in the future may have, additional fiduciary or contractual obligations to another entity, Coolpad Group Limited, and, accordingly, may have conflicts of interest in allocating their time between us and Coolpad Group Limited.

Mr. Chen and Mr. Ma, our Chief Executive Officer and Chief Financial Officer, respectively, are also executive officers and directors of Coolpad Group Limited. There may be a conflict of interest between their fiduciary duties and contractual obligations to Coolpad Group Limited and their duties and obligations to our Company and they may prioritize the other company’s interests over ours, including the amount of time devoted to each company’s affairs. Each of our officers and directors in the future may have additional fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which, among other things, such officer or director may be required to dedicate a greater portion of their time to such entity than they devote to our Company. See “Management - Conflict of Interest,” on page 106 of this prospectus.

Our officers and directors are not required to commit their full time to our affairs and will allocate their time to other businesses. We presently expect each of our employees to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week to a majority of their time, depending on the operational business circumstances at hand). The past successes of our executive officers and directors do not guarantee that we will continue to have successful operations.

Because our public offering price per Class A Ordinary Share is substantially higher than our book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Class A Ordinary Share. As a result, you will experience immediate and substantial dilution of US$[●] per share, representing the difference between our as adjusted net tangible book value per Class A Ordinary Share of US$[●] as of March 31, 2025, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[●] per share, which is the mid-point of the public offering price range. See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this offering.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Ordinary Shares on the Nasdaq Capital Market, we rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

For example, we are exempt from Nasdaq Capital Market regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of the book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market. Therefore, we intend to have a fully independent audit committee upon effectiveness of the registration statement of which this prospectus is a part, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq Capital Market corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2026. In the future, we would lose our foreign private issuer status if: (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we do not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to certain corporate governance matters. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our Controlling Shareholder than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law” on page 115 of this prospectus.

Moreover, there is uncertainty as to whether the courts of the PRC would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the PRC to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. Furthermore, we have been advised that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands and China governing the recognition and enforcement of judgments. See “Enforcement of Civil Liabilities” on page 57 of this prospectus for more information.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and a large portion of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities” on page 57 of this prospectus. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, the extended transition period under the JOBS Act for complying with new or revised accounting standards is not applicable to us since we report under IFRS.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business or about the business of Cryptocurrency Mining in general, the market price and trading volume of our Class A Ordinary Shares could decline.

The market price and trading volume of our Class A Ordinary Shares following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures and by reports that industry or securities analysts publish about our business or the Cryptocurrency Mining business in general. We do not have control over these analysts. If few securities analysts commence coverage of us or if securities or industry analysts cease coverage of us, downgrade our Class A Ordinary Shares or publish negative reports about our business or the business of Cryptocurrency Mining in general, the trading price and trading volume of our Class A Ordinary Shares could decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares, and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our Class A Ordinary Shares in this offering, we have 6,999,920 Class A Ordinary Shares issued and outstanding. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Class A Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. There will be [●] Class A Ordinary Shares outstanding immediately after this offering. In connection with this offering, our directors and officers named in the section “Management” and certain shareholders have agreed not to sell any securities until 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the underwriter. However, the underwriter may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our Controlling Shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting” on pages 124 and 125, respectively, of this prospectus for a more detailed description of the restrictions on selling our securities after this offering.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily as follows:(i) approximately 60% for the purchase of Bitcoin Mining equipment for use in additional hosted Mining facilities, for Bitcoin and for the execution of our expansion plan, which includes the acquisition and development of proprietary Mining facilities and investment in critical power and information technology infrastructure; (ii) approximately 20% to pay certain amounts due to suppliers; and (iii) approximately 20% for general working capital. However, our actual use of the net proceeds may vary substantially from the uses contemplated herein and you may not agree with management’s choices in that regard. In addition, such uses may not produce income or increase our share price. See “Use of Proceeds” on page 59 of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

Our Miners are located in the United States and Canada. However, our Bitcoin rewards and transaction fees are paid directly to our Operating Subsidiary in Hong Kong. In addition, our senior executive officers are located in Hong Kong for a significant portion of the time and are Hong Kong, Canadian or PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons or to enforce in Hong Kong any judgment obtained in a U.S. court against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Canada

We have been advised by our Canadian counsel, Aird & Berlis LLP, that the Cayman Islands and Canada are not parties to any treaties for the reciprocal enforcement or recognition of judgments. However, judgments of the Cayman Islands Grand Court (each, a “Judgment”) nevertheless may be enforced in Canada under the following circumstances: in any proceeding in a court of competent jurisdiction in the Province of Ontario, the Province of Manitoba or a federally constituted court in Canada (a “Canada Court”) for the enforcement of the Judgment, the Canada Court would apply the laws of the Cayman Islands (“Cayman Islands Law”), in accordance with the parties’ choice of Cayman Islands Law, to all issues that are to be determined in accordance with Cayman Islands Law as the chosen law of the contract, provided that: (i) the parties’ choice of Cayman Islands Law is bona fide and legal and there is no reason for avoiding the choice on the grounds of public policy, as such term is interpreted under the laws of Canada (“Canadian Public Policy”); and (ii) in any such proceeding, and notwithstanding the parties’ choice of law, the Canada Court will: (a) not take judicial notice of the provisions of Cayman Islands Law but only apply such provisions if they are pleaded and proven by expert testimony, (b) not apply any Cayman Islands Law and will apply the laws of Canada to matters that would be characterized under the laws of Canada as procedural, (c) apply provisions of the laws of Canada that have overriding effect, (d) not apply any Cayman Islands Law if such application would be characterized under the laws of Canada as the direct or indirect enforcement of a foreign revenue, expropriation, penal or other public law or if its application would be contrary to Canadian Public Policy and (e) not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed. A Canada Court would render a judgment based on a final and conclusive in personam judgment of the Cayman Islands Grand Court for a sum certain, obtained with respect to a claim arising out of the Judgment of the Cayman Islands Grand Court without reconsideration of the merits, provided that an action to enforce the Cayman Islands Judgment must be commenced in the Canada Court within any applicable limitation period; the Canada Court has the discretion to stay or decline to hear an action on the Cayman Islands Judgment if that judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action, the Canada Court will render judgment only in Canadian dollars; and, an action in the Canada Court on the Cayman Islands Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and the Cayman Islands Judgment is subject to a defense if it was obtained by fraud or in a manner contrary to the principles of natural justice, is for a claim that under Canadian law would be characterized as based on foreign revenue, expropriation, penal or other public law, is contrary to Canadian Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in those statutes, or has been satisfied or is void under Cayman Islands Law. Aird & Berlis LLP has also advised that any waiver of jury trial would also be effective in any legal action in Canada in respect of the enforcement of the Cayman Islands Judgment.

We have been further advised by Aird & Berlis LLP that, while there is no treaty for the reciprocal enforcement or recognition of judgments between Canada and the United States, the principles set out above would apply in equal measure to the enforcement of U.S. judgments in Canada. However, certain provinces of Canada, including particularly, Manitoba, where a number of our Miners are located, have reciprocal enforcement treaties with Washington State and with the state of Idaho.

Hong Kong

Our counsel as to the laws of Hong Kong, Robertsons, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Robertsons has also advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of Cayman Islands courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the Cayman Islands; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the Cayman Islands.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the Cayman Islands. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of Cayman Islands courts of civil liabilities predicated solely upon the securities laws of the Cayman Islands.

The PRC

There is uncertainty as to whether the courts of the PRC would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the PRC to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. Furthermore, we have been advised that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands and China governing the recognition and enforcement of judgments.

We have further been advised that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. WE understand that under Chinese law, courts in China will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest. As there exists no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a Chinese court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has not been a public market for our securities in the U.S., and the public offering price for our Class A Ordinary Shares will be determined through negotiations between the Company and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that the Company and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Class A Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our Class A Ordinary Shares will develop and continue after this offering.

USE OF PROCEEDS

If the underwriters do not exercise their over-allotment option, we expect to receive approximately US$[●] of net proceeds from this offering, based on the public offering price of US$[●] per Class A Ordinary Share, after deducting underwriting discounts and commissions of US$[●], a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses of approximately US$[●] payable by us. If the underwriters exercise their over-allotment option in full, we expect to receive approximately US$[●] of net proceeds from this offering after deducting underwriting discounts and commissions of US$[●], a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses of approximately US$[●].

We currently intend to use the net proceeds received from this offering primarily as follows:

(i)	approximately US$[●] (US$[●] if the over-allotment option is exercised in full), or approximately 60% of the net proceeds, for the purchase of Bitcoin Mining equipment for use in additional hosted Mining facilities, for Bitcoin and for the execution of our expansion plan, which includes the acquisition and development of proprietary Mining facilities and related investment in critical power and information technology infrastructure;

(ii)	approximately US$[●] (US$[●] if the over-allotment option is exercised in full), or approximately 20% of the net proceeds, to repay certain amounts due to suppliers, which amounts due and owing generally will be unsecured, interest-free and repayable on demand; and

(iii)	approximately US$[●] (US$[●] if the over-allotment option is exercised in full), or approximately 20% of the net proceeds, for general working capital.

Following consummation of this offering, we intend to expand and evolve our business model by utilizing a portion of the net proceeds to purchase Bitcoin Miners directly. This strategic shift to a hybrid model, incorporating both owned and leased Miners, is intended to provide us with greater operational flexibility. Our current leasing fees are variable and fluctuate based on the daily market price of Bitcoin. By purchasing Miners, we can convert a portion of our variable operating expenses into a fixed, depreciating capital cost. This creates a more stable and predictable cost base for our owned assets, providing greater flexibility in financial planning and managing profitability during periods of Bitcoin price volatility, and long-term control over our Mining assets. With owned assets, we gain direct control over maintenance schedules, hardware modifications and end-of-life decisions, such as resale or disposal.

In addition to purchasing Miners, our growth strategy includes enriching and diversifying our business model by expanding into the ownership and operation of proprietary Bitcoin Mining facilities. This plan is expected to be executed over approximately the two years following completion of this offering. We believe that this pivotal shift from our historical asset-light hosting model to a vertically integrated strategy will provide greater operational control and improved long-term profitability.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders, and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely, out of either profit or our share premium account, and provided further that a dividend may not be paid if the payment would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

(See “Risk Factors - Risks Related to our Securities and this Offering - Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.”)

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and our indebtedness as of March 31, 2025:

●	on an actual basis; and

●	on an adjusted basis to reflect (i) the issuance and sale of [●] Class A Ordinary Shares in this offering at an assumed offering price of US$[●] per Class A Ordinary Share, assuming the underwriters do not exercise their over-allotment option; and (ii) the issuance and sale of [●] Class A Ordinary Shares by us in this offering at an assumed offering price of US$[●] per Class A Ordinary Share, assuming the underwriters exercise their over-allotment option in full, after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses to be paid by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual	As Adjusted(1)	As Adjusted(2)
	Audited
	US$	US$	US$
Cash at Banks	$1,977,274	$	$

Indebtedness(3)	$3,168,498	$	$

Shareholders’ Equity
Ordinary Shares, par value US$0.00001 per Share, 1,000,000,000 Shares authorized; 17,000,000 Ordinary Shares, consisting of 6,999,920 Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares, issued and outstanding as of March 31, 2025(4); [●] Ordinary Shares, consisting of [●] Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares, issued and outstanding on an as adjusted basis (assuming no exercise of the over-allotment option) and [●] Ordinary Shares, consisting of [●] Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares, issued and outstanding on an as adjusted basis (assuming the over-allotment option is exercised in full)	$170	$	$
Additional paid-in capital	62,628,817
Accumulated losses	(59,411,754)
Accumulated other comprehensive income	64,751
Total Shareholders’ Equity	$3,281,984	$	$
Total Capitalization	$6,450,482	$	$

(1)	Assuming no exercise of the underwriters’ over-allotment option

(2)	Assuming full exercise of the underwriters’ over-allotment option

(3)	Consists of amount due to a related party as of March 31, 2025

(4)	Retroactively restated to reflect a multi-step recapitalization, effective May 12, 2025, that resulted in the Company’s authorized capital being US$10,000 divided into 1,000,000,000 Ordinary Shares with a par value of US$0.00001 each, comprised of 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, and its issued and outstanding Ordinary Shares being 17,000,000 shares with a par value of US$0.00001 each, consisting of 6,999,920 Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares.

DILUTION

Investors purchasing our Class A Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Class A Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Class A Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Class A Ordinary Shares immediately after the offering.

As of March 31, 2025, as adjusted to retroactively reflect the recapitalization effected as of May 12, 2025, we had a historical net tangible book value of US$2,176,356 or US$0.31 per Class A Ordinary Share. Historical net tangible book value per Class A Ordinary Share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Class A Ordinary Shares. After giving effect to the sale of Class A Ordinary Shares in this offering by the Company based on the offering price of US$[●] per Class A Ordinary Share, after deducting US$[●] in underwriting discounts and commissions (assuming [●] Class A Ordinary Shares to be issued in this offering with no exercise of the over-allotment option), a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses payable by the Company of approximately US$[●], the pro forma as adjusted net tangible book value as of March 31, 2025 would have been approximately US$[●], or US$[●] per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per Class A Ordinary Share to the holders of our existing Class A Ordinary Shares and an immediate dilution of US$[●] per share to investors purchasing new Class A Ordinary Shares in this offering. If the over-allotment is exercised in full, the pro forma as adjusted net tangible book value as of March 31, 2025 would have been approximately US$[●], or US$[●] per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per Class A Ordinary Share to the holders of our existing Class A Ordinary Shares and an immediate dilution of US$[●] per share to investors purchasing new Class A Ordinary Shares in this offering.

The following table illustrates this dilution on a per Class A Ordinary Share basis to new investors.

	No exercise of over-allotment option		Full exercise of over-allotment option
Assumed offering price per Class A Ordinary Share	$		$
Historical net tangible book value per Class A Ordinary Share as of March 31, 2025(1)		$0.31		$0.31
Increase in as adjusted net tangible book value per share attributable to the investors in this offering	$		$
Pro forma net tangible book value per Class A Ordinary Share after giving effect to this offering	$		$
Dilution per Class A Ordinary Share to new investors participating in this offering	$		$

(1)	Total historical net tangible book value as of March 31, 2025 was US$2,176,356 and there were 6,999,920 Class A Ordinary Shares issued and outstanding as of that date.

The following table sets forth the number of Class A Ordinary Shares owned, the total amount paid and the average price per Class A Ordinary Share paid by (i) Prime Palace; (ii) Coolpad Investment; (iii) Mr. Sze Wah Sam Cheung; and (iv) investors purchasing Class A Ordinary Shares in this offering, before deducting the estimated discounts and non-accountable expense allowance to the underwriter and the estimated offering expenses payable by the Company.

	Class A Ordinary								Price per Class A
	Shares purchased			Total consideration					Ordinary
	Number	Percent		Amount			Percent		Share
				(US$)					(US$)
Prime Palace	3,982,288		%		$987,000	(1)		%	$0.25
Coolpad Investment	1,317,632		%	$	Nil	(2)		%	$0.00
Mr. Sze Wah Sam Cheung	1,700,000		%		$239,700	(3)		%	$0.14
New Investors from Public Offering			%			$(4)		%	$
Total		100.00%		$			100.00%		$

(1)	Reflects the cash consideration paid by Prime Palace to Coolpad Investment on December 27, 2024 for 70 ordinary shares of the Company (equivalent to 3,982,288 Class A Ordinary Shares after the Reorganization).

(2)	Reflects the transfer on July 4, 2024 of 100 ordinary shares of the Company from Coolpad Group Limited to Coolpad Investment Limited as part of the Reorganization.

(3)	Reflects the cash consideration paid by Mr. Sze Wah Sam Cheung to Prime Palace on March 14, 2025 for 17 ordinary shares of the Company (equivalent to 1,700,000 Class A Ordinary Shares after the Reorganization).

(4)	Reflects the issuance and sale of [●] Class A Ordinary Shares by us in this offering (assuming no exercise of the over-allotment option by the underwriter) at an assumed offering price of US$[●] per Class A Ordinary Share, before deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses to be paid by us.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following summarizes the consolidated statements of income and comprehensive income for the fiscal years ended March 31, 2024 and March 31, 2025 and the consolidated balance sheets as of March 31, 2024 and March 31, 2025. These selected consolidated financial data have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results do not necessarily indicate results expected for any future period.

	For the fiscal years ended March 31,
	2024(1)	2025
	US$	US$
Revenue	$4,328,133	$15,302,212
Cost of revenue
-External	(2,637,569)	(9,896,747)
-A related party	(766,288)	(3,551,224)
Total cost of revenue	(3,403,857)	(13,447,971)

Gross profit	924,276	1,854,241

Operating expenses
Sales and marketing expenses	(9,676)	(53,470)
General and administrative expenses	(668,928)	(787,049)
Total expenses	(678,606)	(840,519)

Other income (expenses)
Foreign exchange (loss) gain	(274,762)	218,330
Other income and expenses, net	671,676	1,794,203
Finance cost		(628,150)
Total other income and expenses, net	396,914	1,384,383

Profit before income tax expense	642,586	2,398,105

Income tax expenses	(306,396)	(673,612)

Profit for the year	$336,190	$1,724,493

(1)	Fiscal year ended March 31, 2024 includes the full fiscal year, including the portion of the fiscal year during which the Company’s current subsidiary, Coolpad Technologies US, was engaged in the business of selling mobile phones and accessories. See Note 4 to the Financial Statements for the Fiscal Years Ended 2024 and 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Company Overview

The Company was incorporated in the Cayman Islands on October 17, 2023 under the Cayman Islands Companies Law as an exempted company. The Company has no operations of its own other than serving as a holding company. Its operations are conducted through its indirect wholly-owned subsidiary, Xcentz Limited, which is incorporated and located in Hong Kong. The Company is engaged in Digital asset Mining. Prior to July 2024, the Company’s now wholly-owned subsidiary, Coolpad Technologies US, a Delaware corporation, was engaged in sales of mobile phones and accessories. The Company’s financial statements for the fiscal years ended March 31, 2024 and 2025 are consolidated with those of Coolpad Technologies US.

We have strategically chosen locations in the United States and Canada in which to situate our Miners. Our Mining operations are conducted exclusively through contracts with hosting providers that operate Mining facilities in those locations.

As we receive Bitcoin rewards through our Mining operations, we convert our Bitcoin into Fiat currency to fund our operations. This conversion is conducted on an as-needed basis, determined by our short-term liquidity requirements and an ongoing assessment of market conditions. Our primary strategy for managing short-term Fiat currency needs is to hold a sufficient amount of Bitcoin that can be liquidated to cover projected liabilities, anticipated operating expenses and capital expenditures over a forward-looking period, typically one to three months. Our management team assesses our Fiat currency needs and reviews our financial forecasts on a daily basis to determine the timing and amount of Bitcoin to be converted. Managing short-term Bitcoin exposure is a function of cash management as we accrue Bitcoin from Mining and accrue Fiat liabilities in the course of doing business. In identifying our Fiat currency needs, we assess market conditions and review our financial forecast on a daily basis. We safeguard and keep private our Bitcoin by utilizing offline storage solutions that require multi-factor authentication and third-party custody solutions. While we are confident in the security of our Bitcoin, we continue to evaluate additional protective measures.

In addition to holding Bitcoin available for liquidation on an as-needed basis to fund business activities, we intend to realize value through the direct appreciation of Bitcoin held on our balance sheet and we are exploring treasury management monetization opportunities. The primary use of our free cash flow is to fund and support the growth of our business. Holding Bitcoin on the balance sheet is a core piece of this strategy and we intend to grow this balance over time. Once our Bitcoin has been retained on the balance sheet, the merits of various monetization strategies, including lending it out, can be considered.

Key Financial and Operational Metrics

In addition to Bitcoin price, political conditions and laws and regulations, we monitor the following key financial and operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Crypto Assets Results

The following illustrates the Company’s balances of crypto assets, its consolidated balance sheet and the various ways the balances of Bitcoin were impacted during fiscal years ended March 31, 2024 and 2025. Significant components are discussed below.

	For the fiscal years ended March 31,
	2024	2025
	US$	US$
Beginning Balance	$-	$2,330,238
Cryptocurrencies received from Mining	3,574,770	15,287,634
Cryptocurrencies received in issuance of ordinary shares to new shareholders	-	987,000
Unrealized gain on conversion to other Cryptocurrencies	635,222	133,248
Sale of Cryptocurrencies	(1,460,000)	(14,008,949)
Interest income generated and received from deposits in crypto exchange	35,025	2,343
Payment for purchase of Mining equipment	(454,176)	-
Repayment to a related party	-	(4,360,181)
Impairment	-	(36,191)
Administrative expenses	(603)	(14,021)
Ending Balance	$2,330,238	$321,121

(1)	Valued as of March 31, 2024 or March 31, 2025, as applicable, and translated to US dollars at the closing price as of those dates as reported by CoinMarketCap (https://coinmarketcap.com/currencies/bitcoin/historical-data/).

Mining Pool Operating Fees

The Company nets Mining pool operating expenses against fees earned as a result of Hash computation services under its contract with Ant Pool, its Mining pool operator. Fees are paid to the Mining pool operator to cover the costs of maintaining the pool.

Utilization of Bitcoin

When warranted, the Company sells quantities of the Bitcoin it has historically Mined to pay operating expenses. The Company also utilizes Bitcoin to purchase or lease new Mining equipment, as well as to maintain, update and repair existing Miners.

Realized Gain on Sale/Exchange of Bitcoin Venture Capital Activities

During the fiscal years ended March 31, 2024 and 2025, the Company recognized $635,222 and $703,529, respectively, in gains on the sale of Bitcoin. The Company has benefited from the increase in the global adoption and acceptance of Bitcoin, although Bitcoin generally has experienced substantial price volatility. Between August 2023, when the Company commenced Bitcoin Mining operations, and March 31, 2025, the highest monthly spot price for Bitcoin increased by approximately $52,784, or 177.3%, and between August 2023 and August 2025, it has increased by approximately $93,579, or 314.4%. (Source: Yahoo Finance)

Impairment of Bitcoin

See discussion regarding the impairment of Bitcoin under the “Critical Accounting Policies and Estimates” subsection below.

Energy Cost

The Company’s ability to control the cost of energy expended to Mine Bitcoin is essential to successful Bitcoin Mining operations. The hosting services agreements entered into with respect to the Company’s Mining locations provide for a specific power capacity to be provided by the host and provide that the host shall invoice the Company monthly for energy costs as well as providing that the monthly hosting fee is subject to adjustment in the event of electricity rate increases.

Hash Rate

We measure the Hashrate produced by our Mining fleet through our management software, which captures the reported Hashrate from each Miner.

We began operations in the Bitcoin Mining business in the second half of 2023. As of March 31, 2025, our Hashrate was 1165.74 PH/s. Our average Hashrate was 797.08 PH/s for the period from March 31, 2024 to March 31, 2025.

Breakeven Analysis

The costs of Mining Bitcoin are based upon the costs of equipment and include lease expenses for Mining machines, depreciation of Mining machines and right-of-use assets, wages and salaries, and pension scheme contributions. Among these, hosting service fees and the lease expenses for Mining machines fluctuate based on the hashing power, which is influenced by Mining Difficulty. The other costs are relatively fixed. As of March 31, 2024 and 2025, the Mining Difficulties are 83.13T and 113.76T, respectively. Our Mining operations would break even if the market prices per Bitcoin are at least $34,208 on March 31, 2024, and $67,973 on March 31, 2025.

Breakeven analysis for Bitcoin Mining operations for one Bitcoin is as follows:

	For the fiscal years ended March 31,
	2024	2025
Revenue from Bitcoin Mining	US$	US$
Market value of Bitcoin Mined	$46,858	$77,537

Cost to Bitcoin Mining
Hosting service fee	(22,452)	(49,187)
Depreciation of property and equipment	(11,221)	-
Depreciation of right-of-use assets	-	(11,121)
Consumable expense	(310)	(256)
Lease expenses of Mining machines	-	(6,829)
Wages and salaries	(215)	(561)
Pension scheme contributions	(10)	(20)
	(34,208)	(67,973)

Gross profit per one Bitcoin	$12,650	$9,564

Components of Results of Operations

The following describes the components of revenue and expenses that are reflected in our consolidated statements of comprehensive income:

Cryptocurrency Mining Revenue

Our revenue consists entirely of revenue recognized from our Bitcoin Mining activities. Bitcoin Mining activities generate both Block rewards (Bitcoin rewards, currently 3.125 Bitcoin per Block) as well as Miner transaction fees paid to us by the Bitcoin network for processing Bitcoin transactions (which are currently less than 0.5 Bitcoin per Block). Over time, it is possible transaction fees may become larger than Block rewards.

We recognize revenue daily at the spot price of Bitcoin when Mined. We then track any gain or loss from the time the Bitcoin was Mined to the time when it was ultimately sold or exchanged. The sale or exchange generally results in a realized gain or loss at the time of sale or exchange. The proceeds related to the sale or exchange of Bitcoin is our primary source of cash generation.

We participate in “Mining pools” organized by Mining pool operators in which we share our Mining power with the Hashrate generated by other Miners participating in the pool to earn Cryptocurrency rewards. The Mining pool operator provides a service that coordinates the computing power of the independent Mining enterprises participating in the Mining pool. Fees may be paid to the Mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ Mining power, identifies new Block rewards, records how much Hashrate each participant contributes to the pool and assigns Cryptocurrency rewards earned by the pool among its participants in proportion to the Hashrate each participant contributed to the pool in connection with solving a Block. Revenue from Cryptocurrency Mining are impacted by volatility in Bitcoin prices, as well as increases in the Bitcoin Blockchain’s total Hashrate resulting from the growth in the overall quantity and quality of Miners working to solve Blocks on the Bitcoin Blockchain and the Difficulty index associated with the secure hashing algorithm employed in solving the Blocks.

Gain (loss) from sales of Digital assets

Gain (loss) from sales of Digital assets consists of gains (losses) primarily on the sale of Bitcoin.

Cost of Revenue

Cost of revenue, included in the Company’s consolidated statements of comprehensive income, consists of direct costs of earning Bitcoin related to Mining operations, hosting service fees, including power costs and costs of other supportive services, depreciation of Mining equipment and lease expenses related to our Mining equipment.

Mining and Other Related Equipment

Whenever events or changes in circumstances dictate, or, occasionally, on a quarterly basis, the Company tests its Miners and other related equipment for impairment. Miners and the equipment associated with the Miners are considered fully impaired if they are no longer usable or no longer contributing to the Company’s Hash rate.

Realized Gain (Loss) on Sales of Cryptocurrencies

Realized gain (loss) on sales of Cryptocurrencies represents the difference between the carrying value and the spot-rate value as of the time of sale.

Income Taxes

Income taxes consists of U.S. federal, state and local income taxes, if any, Canadian income tax and Hong Kong income tax. For the fiscal years ended March 31, 2024 and 2025, our total income tax expense was approximately $306,396 and $673,612, respectively. We evaluate our ability to recognize our deferred tax assets quarterly by considering all positive and negative evidence available as prescribed IFRSs.

Results of Operations

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Revenue

The Company's primary revenue source for the fiscal years ended March 31, 2024 and 2025 was Bitcoin Mining operations. The sale of mobile phones and accessories also contributed to the Company’s revenue for the fiscal year ended March 31, 2024 but has not generated any revenue since July 2024.

Our total revenue increased by $10,974,079 or 253.6% to $15,302,212 for the fiscal year ended March 31, 2025 from $4,328,133 for the fiscal year ended March 31, 2024. Such increase was mainly attributable to the increase in revenue generated from our Bitcoin Mining business of $11,689,217, or 323.5%, which was partially offset by the decrease in revenue generated from our sale of mobile phones and related accessories business of $715,138, or $100.0%. Details and further explanation are discussed below.

	For the fiscal years ended March 31,
	2024	2025
	US$	US$
Revenue from contracts with customers		(Restated)
Sale of mobile phones and related accessories – point in-time	$715,138	$-
Bitcoin Mining – over time	3,612,995	15,302,212
Total	$4,328,133	$15,302,212

Revenue from Sale of Mobile Phones and Related Accessories

For the years ended March 31, 2024 and 2025, revenue generated from sales of mobile phones and related accessories accounted for approximately 16.5% and nil of our total revenue, respectively. Prior to its acquisition by the Company, Coolpad Technologies US was engaged in sales of mobile phones and related accessories. However, due to the keen competition in the market and in order to align with the Company's long-term strategic goals of expanding in the technology and Blockchain sectors, Coolpad Technologies US ceased engaging in that business as of July 2024. Therefore, no revenue was generated from sales of mobile phones and related accessories for the fiscal year ended March 31, 2025.

Revenue from Digital Assets Mining Business

For the fiscal years ended March 31, 2024 and 2025, revenue generated from our Digital assets Mining business accounted for approximately 83.5% and 100.0% of our total revenue, respectively. We entered into a Mining service agreement with a Mining pool operator in September 2023. The Company is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been Mined using the hash calculations performed by the Company according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current Blockchain Difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the Mining pools in which the Company participates is the Full-Pay-Per-Share (“FPPS”) method. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (1) Block rewards and (2) transaction fees, less (3) Mining pool operating fees.

Revenue from Digital asset Mining are impacted significantly by volatility in Bitcoin prices, as well as increases in the Network Hash Rate resulting from the growth in the overall quantity and quality of Miners working to solve Blocks on the Bitcoin Blockchain and the Difficulty index associated with the secure hashing algorithm employed in solving the Blocks. The significant increase in the revenue from our Digital assets Mining business by $11,689,217, or 323.5%, from $3,612,995 for the fiscal year ended March 31, 2024 to $15,302,212 for the fiscal year ended March 31, 2025, was principally due to (i) the Company’s commencement of Digital assets Mining operations in September 2023, resulting in approximately half a year of activity in fiscal 2024 compared to a full fiscal year in 2025; (ii) higher average fair value of Bitcoin compared with the same period of 2024 from $37,746 per Bitcoin for the fiscal year ended March 31, 2024 to $74,491 for the fiscal year ended March 31, 2025; (iii) an increase in the number of Miners in operation during the fiscal year ended March 31, 2025; and (iv) the deployment of a new model of Mining equipment with enhanced Hashrate capabilities. The Company nets Mining pool operating expenses against fees earned as a result of Hash computation services under its contract with its Mining pool operators. Fees are paid to the Mining pool operators to cover the costs of maintaining the pools.

During the fiscal year ended March 31, 2025, the Network Hash Rate increased by approximately 250.6 EH/s, or 40.5%, and during fiscal year ended March 31, 2024, it increased by approximately 209.9 EH/s, or 51.3%, as a result of, among other factors, the increased number of Miners working to solve Blocks on the Bitcoin Blockchain during the periods, many of which made use of newer, more efficient ASIC chips that are specially designed to solve Blocks using the SHA-256 set of cryptographic Hash functions employed on the Bitcoin Blockchain. As of March 31, 2025, the average Network Hash Rate working on the Bitcoin Blockchain was 830 EH/s. The cumulative Difficulty index’s 113.76T increase during the fiscal year ended March 31, 2024 was 50.8% and during the fiscal year ended March 31, 2025, it was 36.9%.

Cost of Revenue

	For the fiscal years ended March 31,
	2024	2025
	US$	US$
		(Restated)
Hosting service fee	$1,731,117	$9,731,337
Depreciation of property and equipment	865,203	-
Cost of mobile phones	766,288	-
Consumable expense	23,867	50,526
Depreciation of right-of-use asset	-	2,200,234
Lease payments	-	1,350,990
Employee compensation and benefits	17,382	114,884
Total	$3,403,857	$13,447,971

Cost of revenue mainly consists of hosting service fee, depreciation of property and equipment, cost of mobile phones, consumable expense, depreciation of right-of-use assets, prepayment of lease payment and cost to technical staffs. For the fiscal years ended March 31, 2024 and 2025, our cost of revenue was $3,403,857 and $13,447,971, respectively, with an increase in cost of revenue of $10,044,114, or 295.1%, which is in line with our increase in revenue.

Hosting service fee

The Company’s Mining equipment is located in the United States and Canada, and is operated through contracts with local hosting service providers who manage power supply, network setup, on-site technical support, routine maintenance, hardware component replacements and safety measures such as fire protection and security. Hosting fees are calculated based on electricity consumption rates. For the fiscal years ended March 31, 2024 and 2025, the hosting service fee amounted to $1,731,117 and $9,731,337, respectively, representing an increase of $8,000,220, or 462.1%. This substantial increase was primarily due to the fact that the Company commenced its Bitcoin Mining business in September 2023, halfway through its fiscal year, and to the significant increase in the number of Miners, from 2,850 units in 2024 to 9,618 units in 2025, leading to higher electricity usage.

Depreciation of property and equipment

For the fiscal years ended March 31, 2024 and 2025, depreciation expense related to property and equipment was $865,203 and $Nil, respectively. In 2024, the Company purchased 2,850 units of Mining equipment at a total cost of $12.7 million, with an estimated useful life of three years, aligned with industry standards. On April 1, 2024, the Company entered into a sales and purchase agreement with its former affiliate, Coolpad Global Inc., under which all Mining equipment was transferred to Coolpad Global Inc. as part of a settlement of amounts owed. Consequently, no depreciation was recognized for the fiscal year ended March 31, 2025.

Cost of mobile phones

The cost of mobile phones represented the cost of purchasing mobile phones and accessories. The Company shifted its main business from the sale of mobile phones and related accessories to the Digital assets Mining business. Therefore, there is no cost of mobile phones for the fiscal year ended March 31, 2025.

Consumable expense

Prior to its acquisition by the Company on March 31, 2024, Coolpad Technologies US was engaged in the business of selling mobile phones and accessories. The cost of mobile sales for the fiscal year ended March 31, 2024 and 2025 represented the cost of purchasing mobile phones and accessories for that business. Coolpad Technologies US terminated its mobile phone business in July 2024.

Depreciation of right-of-use assets

After executing the sales and purchase agreement with its former affiliate, Coolpad Global Inc., on April 1, 2024, the Company immediately entered into a computer server lease agreement to support its Digital assets Mining operations. Lease expenses were calculated based on daily Bitcoin market prices and the number of active Mining units. To enhance its Mining capacity and boost its Bitcoin output, the Company leased additional advanced Mining equipment models. As a result, operating lease right-of-use assets of $6,600,703 is recognized and the depreciation for the operating lease right-of-use assets amounted over 4 years to $2,200,234 for the fiscal year ended March 31, 2025.

Lease payment

After executing the sales and purchase agreement with its former affiliate, Coolpad Global Inc., on April 1, 2024, the Company immediately entered into a computer server lease agreement to support its Digital assets Mining operations. Lease expenses were calculated based on daily Bitcoin market prices and the number of active Mining units. To enhance its Mining capacity and boost its Bitcoin output, the Company leased additional advanced Mining equipment models. As a result, total lease expenses for our Mining equipment amounted to $1,350,990 for the fiscal year ended March 31, 2025.

Cost to technical staffs

For the fiscal years ended March 31, 2024 and 2025, wages and salaries and pensions scheme contribution was $17,382 and $114,884, respectively, representing an increase of $97,502, or 560.9%. This substantial increase was primarily due to the fact that the Company commenced its Bitcoin Mining business in September 2023, halfway through its fiscal year, and also expanded its Bitcoin Mining to United State in 2025.

Selling and Marketing Expense

For the fiscal years ended March 31, 2024 and 2025, total selling and marketing expenses were $9,676 and $53,470, respectively. The increase in selling and marketing expenses of $43,794, or 452.6%, was primarily attributable to the Company’s expansion into the Digital assets Mining industry and intensified efforts to build brand awareness and attract potential investors.

General and Administrative Expense

	For the fiscal years ended March 31,
	2024	2025
	US$	US$
		(Restated)
Legal and professional fees	$185,667	$259,988
Transportation expenses	2,536	6,620
Office expenses	31,067	580
Management fee	4,816	10,415
Wages and salaries	53,934	206,517
Pension scheme contributions	1,214	4,591
Outsourcing services fees	304,323	202,944
Short-term lease expenses	10,247	43,320
Others	75,124	52,074
Total	$668,928	$787,049

For the fiscal years ended March 31, 2024 and 2025, total general and administrative expenses were $668,928 and $787,049, respectively. The increase in general and administrative expenses of $118,121, or 17.7%, was mainly due to the (i) increase in legal and professional fees by $74,321, or 40.0%, from $185,667 for the fiscal year ended March 31, 2024 to $259,988 for the fiscal year ended March 31, 2025, including the audit fee of $170,000 incurred for this initial public offering; (ii) increase in transportation expenses by $4,084, or 161.0%, from $2,536 for the fiscal year ended March 31, 2024 to $6,620 for the fiscal year ended March 31, 2025, which primarily resulted from overseas travel to Canada and the United States for monitoring our digital Mining business; (iii) increase in wages and salaries by $152,583, or 282.9%, from $53,934 for the fiscal year ended March 31, 2024 to $206,517 for the fiscal year ended March 31, 2025 as the Company hired additional administrative and support personnel in Hong Kong during 2025; and (iv) increase in short-term lease expenses by $33,073, or 322.8%, from $10,247 for the fiscal year ended March 31, 2024 to $43,320 for the fiscal year ended March 31, 2025, which primarily resulted from the Company having entered into a new short-term lease agreement for an office in Hong Kong in 2025, all of which was partially offset by a (i) decrease in other general and administrative expense by $23,050, or 30.7%, from $75,124 for the fiscal year ended March 31, 2024 to $52,074 for the fiscal year ended March 31, 2025; (ii) decrease in office expenses by $30,487, or 98.1%, from $31,067 for the fiscal year ended March 31, 2024 to $580 for the fiscal year ended March 31, 2025; and (iii) decrease in outsourcing service fees by $101,379, or 33.3%, from $304,323 for the fiscal year ended March 31, 2024 to $202,944 for the fiscal year ended March 31, 2025 mainly due to the Company having shifted work to its own employees instead of relying on external service providers.

Other income and expenses, net

	For the fiscal years ended March 31,
	2024	2025
	US$	US$
		(Restated)
Realized gain on conversion of crypto assets held	$635,222	$703,529
Bank interest income	1,429	21,598
Interest income generated and received from deposits in crypto exchange	35,025	2,343
Impairment loss on crypto assets held	-	(36,191)
Gain on sale-and-leaseback	-	1,321,293
Provision for penalty on non-filing of income tax returns	-	(218,369)
Total	$671,676	$1,794,203

For the fiscal years ended March 31, 2024 and 2025, total other income was $671,676 and $1,794,203, respectively. The other income mainly represented the realized gains on conversion of crypto assets held, interest income from bank and digital wallet and profit effect on recognition of operating lease, partially offset by impairment loss on crypto assets held and the provision for penalty on non-filing of income tax returns in the United States and Canada.

The increase in other income, net was mainly attributable to (i) the increase in realized gain on conversion of crypto assets held by $68,307 from $635,222 for the fiscal year ended March 31, 2024 to $703,529 for the fiscal year ended March 31, 2025 as the Company sold its Bitcoin for HK$ or US$ as the fair value of Bitcoin reached a peak of $103,545 per unit of Bitcoin during that year and (ii) gain on sales-and-leaseback of $1,321,293 for the fiscal year ended March 31, 2025 as the fair value of the Mining machine was higher than its carrying amount as of the date of disposal. These increases were partially offset by (i) the decrease in rewards from a digital wallet of $32,682, or 93.3%, from $35,025 for the year ended March 31, 2024 to $2,343 for the fiscal year ended March 31, 2025 as the Company did not purchase the financial product for the digital reward in the fiscal year ended March 31, 2025 and (ii) the provision penalty on non-filing of income tax returns of $218,369 as late filing for tax return for the operation in Canada and United State of America

Income Taxes

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdictions in which members of our Group are domiciled or operate. Our income tax increased by $367,216, or 119.9%, from $306,396 for the fiscal year ended March 31, 2024 to $673,612 for the fiscal year ended March 31, 2025, due to an increase in our income before tax of $1,755,519, or 273.2%, from approximately $642,586 for the fiscal year ended March 31, 2024 to $2,398,105 for the fiscal year ended March 31, 2025.

Liquidity and Capital Resources

As of March 31, 2025, we had a working capital deficit of approximately $3,983,481, which included cash and cash equivalents and crypto assets held of approximately $1,977,274 and $321,121, respectively. We reported net income of approximately $1,724,493 for the fiscal year ended March 31, 2025, which was due to an increase in the fair value of Bitcoin and a high volume of Bitcoin Mined during year ended March 31, 2025.

The following tables sets forth a breakdown of our current assets and liabilities as of the dates indicated

	As of March 31,
	2024	2025
	US$	US$
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$1,397,217	$1,977,274
Crypto assets held	2,330,238	321,121
Accounts receivable	123,275	52,804
Deposits, prepayments and other receivables	819,885	1,254,387
Total current assets	$4,670,615	$3,605,586

Current liabilities:
Accounts payable	$64,099	$85,799
Accounts payable – a related party	-	3,168,498
Amount due to a related party	82,275,025	-
Accrued expenses and other payables	298,038	379,236
Lease liabilities – a related party	-	2,966,771
Taxes payable	315,951	988,763
Total current liabilities	$82,953,113	$7,589,067

NET CURRENT LIABILITIES	$(78,282,498)	$(3,983,481)

Crypto assets held

The balance of crypto assets held by the Company consisted of the following:

	As of March 31,
	2024	2025
	US$	US$
Bitcoin	$1,313,515	$321,121
USDT(1)	1,016,723	-
Total	$2,330,238	$321,121

(1)	We plan to transact in or hold USDT or any other stablecoins in the future, as some suppliers may offer better payment terms for USDT or other stablecoins than for Fiat currency.

Our crypto assets held balance decreased by $2,009,117, or 86.2%, from $2,330,238 as of March 31, 2024 to $321,121 as of March 31, 2025. The decrease was mainly due to sales of Digital assets for either HK$ or US$ so as to (i) realize the fair gain on Bitcoin; and (ii) repay an amount due to a related party during year ended March 31, 2025.

The following table presents the movement of crypto assets of the Company for the fiscal years ended March 31, 2024 and 2025:

	Bitcoin	USDT (1)	Total
	US$	US$	US$
At April 1, 2023	-	-	-
Revenue generated from crypto assets Mining business	$3,574,770	$-	$3,574,770
Converted (to) from other crypto assets	(2,261,067)	2,896,289	635,222
Converted to Fiat	-	(1,460,000)	(1,460,000)
Interest income generated and received from deposits in crypto exchange	412	34,613	35,025
Payment for purchase of Mining machines		(454,176)	(454,176)
Other charges	(600)	(3)	(603)
At March 31, 2024	1,313,515	1,016,723	2,330,238

At April 1, 2024	1,313,515	1,016,723	2,330,238
Revenue generated from crypto assets Mining business	15,287,634	-	15,287,634
Converted (to) from other crypto assets	(10,911,298)	11,044,546	133,248
Converted to Fiat	(5,329,606)	(8,679,343)	(14,008,949)
Interest income generated and received from deposits in crypto exchange	-	2,343	2,343
Repayment to a related party	-	(4,360,181)	(4,360,181)
Cryptocurrencies received in issuance of ordinary shares to new shareholders	-	987,000	987,000
Impairment	(36,191)	-	(36,191)
Other charges	(2,933)	(11,088)	(14,021)
At March 31, 2025	$321,121	$-	$321,121

(1)	We plan to transact in or hold USDT or other stablecoins in the future, as some suppliers may offer better payment terms for USDT or other stablecoins than for Fiat currency.

Accounts receivable

Accounts receivable mainly represent amounts due from customers from sales of mobile phones and accessories and from our Mining pool operator for our provision of our Hashrate to the pool. The Company generally grants credit terms of 30 days to its customers. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the customer’s payment history, its current creditworthiness, current economic trends and customer specific quantitative and qualitative factors that may affect the customer’s ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. The Company charges off receivables from allowance for credit losses after all collection efforts have ceased. If the receivables charged off exceed the allowance for credit losses, the excess amounts are directly charged off in the consolidated statements of income and comprehensive income. As of March 31, 2024 and 2025, accounts receivable were aged within 30 days and no allowance for expected credit losses provided was recorded.

Our accounts receivable balance decreased by $70,471, or 57.2%, from $123,275 as of March 31, 2024 to $52,804 as of March 31, 2025. The decrease was mainly due to the prompt settlement of accounts receivable from customers during the year. As of the date of this prospectus, all the accounts receivable have been settled.

Deposits, prepayments and other receivables

	As of March 31,
	2024	2025
	US$	US$
Prepayment of hosting services fee	$516,688	$42,545
Prepayment of lease expenses	-	1,191,645
Deposit for subscription of investments	283,000	-
Others	20,197	20,197
Total	$819,885	$1,254,387

Our deposits, prepayments and other receivables balance increased by $434,502, or 53.0%, from $819,885 as of March 31, 2024 to $1,254,387 as of March 31, 2025. The increase was mainly due to the prepayment of lease expenses for leasing of Mining machine and offset against with the decrease in (i) the prepayment of hosting services fee as that fee was overestimated in 2024 and partially refunded in 2025; and (ii) the refund in October, 2024 of a $283,000 deposit for subscription of listed equity as we were unable to complete the equity purchase.

Amount due to a related party

		March 31,
Name	Nature	2024	2025
		US$	US$
Coolpad Investment Limited	Amount due to a related party	$82,275,025	$-
Coolpad Global Inc.	Accounts payable	$-	$3,168,498

The balance due to a related party is unsecured and interest free, has no specific repayment terms and is non-trade in nature. Our amount due to a related party was $82,275,025 and nil as of March 31, 2024 and 2025, respectively. The decrease in the balance due to a related party mainly resulted from (i) the related party’s agreement to capitalize $61,641,887 of the amount due as additional paid-in capital of the Company; (ii) the transfer of Mining equipment to a related party by offsetting the balance due of $13,236,740; and (iii) a repayment of $7.396,398 in either Digital assets or cash during the year ended March 31, 2025.

Accrued expenses and other payables

The accrued expenses and other payables balance increased by $81,198, or 27.2%, from $298,038 as of March 31, 2024 to $379,236 as of March 31, 2025 mainly due (i) provision of income tax penalty of $218,369 for late income tax filing; and (ii) other accrued operating expenses of $18,865 which partially offset against the settlement during the fiscal year ended March 31, 2025 of (i) accrued payroll and welfare expenses of $102,002; and (ii) compensation to vendor of $40,000

Lease liabilities – a related party

	As of March 31,
	2024	2025
Balance as of April 1	-	-
Addition	-	12,246,224
Payments of lease liabilities	-	(2,797,896)
Balance as of March 31	-	9,448,328

The Group entered the sales and purchase agreement with its related party on April 1, 2024 for disposal of all of the Mining machines to a related party, Coolpad Global Inc., at net book value to settle part of the amount due to Coolpad Global Inc.. No gain or loss was recorded in the transaction. On the same day, the Group entered into a Mining machine lease agreement with Coolpad Global Inc. for the use of the Mining machine for four years and the Group has a right to renew one more year. The Company recognizes operating lease liabilities in accordance with IFRS 16, which are measured at the present value of future lease payments.

Income tax payables

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdictions in which members of our Group are domiciled or operate. Our income tax payables increased by $367,216, or 119.9%, from $306,396 as of March 31, 2024 to $673,612 as of March 31, 2025, primarily due to an increase in our income before tax by $1,755,519, or 273.2%, from approximately $642,586 for the year ended March 31, 2024 to $2,398,105 for the fiscal year ended March 31, 2025.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	For the fiscal years ended March 31,
	2024	2025
	US$	US$
		(Restated)
Cash and cash equivalents, beginning of period
Net cash used in operating activities	$(7,787,058)	$(7,444,969)
Net cash (used in) provided by investing activities	(12,469,346)	14,883,828
Net cash provided by (used in) financing activities	20,146,721	(6,742,292)
Net increase in cash and cash equivalents	59,407	580,057
Cash and cash equivalents at beginning of year	1,337,810	1,397,217
Effect of foreign exchange differences	169,090	(116,510)
Cash and cash equivalents at end of year	$1,397,217	$1,977,274

Net cash used in operating activities

During the fiscal years ended March 31, 2024 and 2025, the cash inflows from our operating activities were primarily derived from the revenue generated from sales of crypto assets; whereas the cash outflows for our operating activities mainly comprised the hosting service fee, staff costs and welfare and other operating expenses including rental and office expenses and legal and professional fees.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-cash items, such as depreciation and effects of changes in operating assets, and liabilities, such as increase or decrease in accounts receivable, deferred tax assets, rental deposit, accruals and other payables.

For the fiscal year ended March 31, 2024, our net cash used in operating activities was $7,787,058, which primarily arose from our income before taxation of $642,586, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) revenue recognized from crypto assets earned of $3,612,995; (ii) unrealized gain on conversion of crypto assets held of $635,222; (iii) bank interest income of $1,429; (iv) interest income generated and received from deposits in crypto exchange of $35,025; (v) provision for expected credit losses of $353; (vi) depreciation of equipment of $865,203; and (vi) change in operating assets and liabilities consisting of (a) increase in accounts receivable of $85,403; (b) increase in deposits, prepayments and other receivables, net of $4,540,708; (c) decrease in accounts payable of $48,909; and (d) increase in accrued expenses and other payables of $335,509.

For the fiscal year ended March 31, 2025, our net cash used in operating activities was $7,444,969, which primarily arose from our income before taxation of $2,398,105, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) revenue recognized from crypto assets earned of $15,302,212; (ii) realized gain on conversion of crypto assets held of $703,529; (iii) bank interest income of $21,598; (iv) interest income generated and received from deposits in crypto exchange of $2,343; (v) finance cost on Cryptocurrency transaction of $14,021; (vi) finance cost on lease liabilities of $628,150; (vii) reversal of expected credit losses of $339; (viii) provision for penalty on non-filing of income tax returns of $218,369; (ix) gain on sales-and-leaseback of $1,321,293; (x) lease payment of $1,191,645 and (xi) depreciation on right-of-use assets of $2,200,234 and (xii) change in operating assets and liabilities consisting of (a) decrease in accounts receivable of $85,389; (b) decrease in deposits, prepayments and other receivables, net of $81,214; (c) decrease in accounts payable of $21,700; (d) increase in accounts payable of $3,168,498; and (e) decrease in accrued expenses and other payables of $131,171.

Net cash (used in) provided by investing activities

Our cash flows used in investing activities primarily consisted of (i) interest income received; (ii) proceeds from sales of crypto assets; and (iii) purchase of property and equipment.

For the fiscal year ended March 31, 2024, net cash used in investing activities was $12,469,346, mainly arising from the purchase of property and equipment of $13,648,378, primarily for Mining equipment acquired from a third party during the year, which was partially offset by (i) interest income received of $1,429; (ii) proceeds from sales of crypto assets of $1,460,603; and (iii) deposit paid for subscription of investments of $283,000

For the fiscal year ended March 31, 2025, net cash provided by investing activities was $14,883,828, mainly arising from (i) interest income received of $21,598; (ii) proceeds from sales of crypto assets held of $14,579,230; and (iii) refund of the deposit for subscription of investments of $283,000.

Net cash provided by (used in) financing activities

Our cash flows provided by (used in) financing activities primarily consisted of (i) advances from a related company; (ii) repayment to the related company; and (iii) payment of deferred offering costs.

For the fiscal year ended March 31, 2024, net cash provided by financing activities of $20,146,721 arose from an advance from a related party of $20,646,721 and offset by repayment to a related party of $500,000.

For the fiscal year ended March 31, 2025, net cash used in financing activities was $6,742,292, mainly arising from advances from a related party of $882,363, which was partially offset by (i) repayment to a related party of $3,918,579; (ii) payment for deferred offering costs of $280,030 for this initial public offering; (iii) lease payment for capital element of $2,797,896 and (iv) lease payment for interest element of $628,150.

Cash Flow Sufficiency

In order to meet the operating needs of our business, our management expects to satisfy our cash flow needs through (i) maintaining stable or increased cash inflows; (ii) effectively managing our cash outflows; (iii) obtaining financial support from our Controlling Shareholder and investors to meet short-term operating expenses; and (iv) continuing to focusing on improving operational efficiency and cost reductions.

The Company believes that, taking into consideration the internal financial resources we have, including the current levels of cash and cash flows from operations, and the measures mentioned above, its cash flow will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this prospectus.

Critical Accounting Policies and Estimates

We prepare the consolidated financial statements in accordance with IFRS. These accounting principles require us to make judgments, estimates, and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, the expectations regarding the future based on available information, and assumptions that we believe to be reasonable.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

The following are the Company’s critical accounting policies: (1) crypto assets held, (2) equipment, net, and (3) Revenue recognition. Please refer to Note 2 to the consolidated financial statements for the details of critical accounting policies.

The Company believes that the following accounting estimates are most critical in understanding and evaluating this management discussion and analysis:

1) Depreciation of Mining machines

Depreciation on the Group’s Mining machines is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from Mining machines. The Group estimates the useful lives of Mining machines based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

2) Accounting for crypto assets held

IFRS Accounting Standards do not specifically address accounting for crypto assets. Accordingly, for the preparation of the consolidated financial statements, management needs to apply judgement in determining appropriate accounting policies based on the facts and circumstances of the Group’s holding of crypto assets.

With a view to the Group’s business, the Group expected to hold the crypto assets for capital gain and are included in current assets in the consolidated statements of financial position as an indefinite lived intangible asset under IAS 38. Crypto assets are initially recognized based on the fair value of the crypto assets on the date of receipt. Crypto assets that are purchased in exchange for one digital asset for another digital asset are recognized at the fair value of the digital asset received. The Group recognizes realized gains or losses when crypto assets are sold on an exchange for other crypto assets or for cash consideration using a weighted average method of accounting. Purchase of crypto assets using Fiat currency or sales of crypto assets to obtain Fiat currency is presented as investing activity in the consolidated cash flow of the Group.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto assets in the principal market at the time its fair value is being measured, and the Group recognized an impairment loss in an amount equal to that excess. The Group monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. The Group recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In determining fair values, management needs to apply judgement to identify the relevant available markets, and to consider accessibility to and activity within those markets in order to identify the crypto assets markets for the Group. In the event that new guidance is issued by the IASB, the Group may be required to change its accounting policies, which could have a material effect on the Group’s financial statements.

3) Revenue from the crypto assets Mining business

There is currently limited guidance in IFRS or alternative accounting frameworks for the accounting for the revenue from the crypto assets Mining business. The Group’s management has exercised significant judgment in determining appropriate accounting treatment for the recognition of revenue from the crypto assets Mining business. Management has examined various factors surrounding the substance of the Group’s operations, such as the reliability of the measurement of the cryptocurrencies received. In the event that new guidance is issued by the IASB, the Group may be required to change its accounting policies, which could have a material effect on the Group’s financial statements.

4) Estimates of current tax

The Group is required to recognize a provision for income taxes based upon the taxable income and temporary differences for each of the tax jurisdictions in which it operates and for all discrete reportable income streams within those jurisdictions. Significant judgement is required in determining the amount of the taxation provision and the timing of the payment thereon. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5) Going concern

The assessment of going concern requires management to make judgements based on projections of the operating cash flows generated by the Group, which is subject to a number of key assumptions. The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis. Refer to Note 1 for further information.

Internal Control over Financial Reporting

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In connection with the preparation of the Company’s consolidated financial statements as of and for the years ended March 31, 2024 and 2025, the Company identified one material weakness in its internal control over financial reporting as of March 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to lack of sufficient competent financial reporting and accounting personnel with appropriate experience and knowledge to address complex accounting issues in accordance with IFRS and SEC rules and regulations and reporting requirements. The material weakness has led to the restatement of consolidated financial statements of the Company as of and for the years ended March 31, 2025, and if not remediated timely, may lead to material misstatements in the Company’s consolidated financial statements in the future.

To remedy the identified material weakness, we are in the process of implementing measures designed to improve our over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant IFRS and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous IFRS accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with IFRS and SEC reporting requirements, (4) engaging external accounting experts to support improving our accounting processes.

INDUSTRY OVERVIEW

The Cryptocurrency Market

The following information, statistics and data have been derived from the Frost & Sullivan Report, except as otherwise noted.

Cryptocurrency Exchanges Trading Volume

Crypto trading volumes have increased over the past few years, starting from US$17.0 trillion in 2019 and ballooning to US$34.3 trillion by 2023, representing a CAGR of 19.2%. 2021 saw the crypto industry continue to scale new heights and the trading volume reached US$112.0 trillion, extending momentum from 2020, primarily due to the continued innovation of DeFi (decentralized finance) projects in 2021, bringing new features with each new version upgrade, as well as new decentralized models of finance altogether. In addition, the introduction of NFTs (Non-Fungible Tokens, which are unique cryptographic tokens that cannot be copied) led to outsized sale prices, participation from well-known artists, and Axie Infinity firmly vaulted crypto into mainstream consciousness, bringing a new wave of users to the space. This rampant growth in trading activity reflects the rapid mainstream adoption of Cryptocurrencies as an emerging asset class worldwide. Volumes dropped to US$40.9 trillion in 2022 and US$34.3 trillion in 2023 but remain robust compared to earlier years.

From 2024 to 2028, volumes are forecasted to grow at a CAGR of 18.0%, potentially exceeding US$83.1 trillion by 2028 and cementing crypto’s position as a pillar of the global financial system. This tremendous growth in volumes underscores how Cryptocurrency has progressed from a fringe experiment to a major marketplace embracing institutional and retail participants alike in just a few short years.

Total Market Capitalization of Cryptocurrency and Bitcoin

The Cryptocurrency market saw steady growth from 2019 to 2023, starting from a market capitalization of US$193.4 billion and reaching US$1,680.0 billion in 2023. This represents a massive increase of over 800% in market capitalization in five years, indicating the rapid mainstream adoption and integration of Cryptocurrencies into the global financial system. Key factors driving this growth include increased institutional investment, maturation of the asset class, more advanced Blockchain infrastructure and wider utilization of crypto and Blockchain technologies in banking, finance and other industries.

Market Size of Cryptocurrency Mining

Miners’ revenue is the sum of Block rewards and transaction fees paid to Miners. Block reward refers to the number of Bitcoins that a Miner gets upon the successful Mining of a Block, which is used to store the Bitcoin transaction information. The winner Miner claims a Block reward by adding it as a first transaction on the Block. Transaction fees of all the transactions within the Block that the winning Miner claims also belong to the Miner. Transaction fee is expected to play a bigger role in Miners’ revenue, especially when it approaches 2140 since there would be hardly any Block rewards.

The revenue from Cryptocurrency Mining activities is mainly affected by Cryptocurrency price, network computing power, performance of Miners, Difficulty of Mining and competition among Cryptocurrency users to record their transactions. The significant increase of Mining revenue in 2021 was attributable to the promising price of Bitcoin. Following the decrease in Bitcoin in 2022, the Mining revenue declined in the same year. Bitcoin’s price soared in 2024, breaking an all-time high of more than US$73,000. Despite the Bitcoin halving event in April 2024 and the expected drop of Block rewards from 2024 onwards, the rising Cryptocurrency price is expected to drive the growth of Mining revenue. The market size of Cryptocurrency Mining is expected to increase at a CAGR of 3.6% from 2024 to 2028.

THE BITCOIN MINING BUSINESS

Overview

Bitcoin Miners use ASIC computers to validate Bitcoin transactions and add “Blocks” of validated transactions to Bitcoin’s peer-to-peer Blockchain network. Miners earn Bitcoin rewards for every Block they add to the network as well as the corresponding transaction fees associated with the transactions in the “Mined” Block. Only one Miner or group of Miners operating together can receive the Block rewards and may also receive the corresponding transaction fees per Block added to the Bitcoin Blockchain. The amount of Bitcoin rewards per Block (not including transaction fees) is fixed, and the number of Blocks that can be added over time is able to be projected with reliable accuracy; therefore, the expected amount of Bitcoin rewarded per Miner is based on the number of Miners actively participating in the Bitcoin network. Miners will typically only participate if the value of the expected Bitcoin rewards is higher than their cost of production.

Miners consume electricity in order to compete for rewards. This means that the economics of Bitcoin Mining largely depend on:

●	the cost of electricity to competing Miners;

●	the efficiency of Mining equipment operated by competing Miners; and

●	fluctuations in the price of Bitcoin, Bitcoin Difficulty (the relative measure of the amount of resources required to confirm a Block of Bitcoin transactions and receive Bitcoin rewards) and global Hashrates (the overall amount of computing power consumed by the network).

To achieve scale, Mining requires access to large amounts of low-cost electricity.

Introduction to Bitcoin, the Bitcoin Network and Bitcoin Mining

Bitcoin is a Digital asset that is created and transmitted through the operations of a peer-to-peer decentralized network of computers, known as the Bitcoin network, which operates on cryptographic Protocols. No single entity owns or operates the Bitcoin network, the infrastructure of which is collectively maintained by a decentralized user base. The Bitcoin network allows people to exchange digital tokens of value, called Bitcoins, which are recorded on a publicly distributed transaction ledger known as a Blockchain. The Bitcoin Blockchain is a digital, publicly distributed bookkeeping ledger that holds the record of every Bitcoin transaction.

The Bitcoin network is decentralized and does not require governmental authorities or financial institution intermediaries to create, transmit or determine the value of Bitcoin. Rather, Bitcoin is created and allocated by the Bitcoin network Protocol through a process referred to as “Mining” and the persons or machines that provide transaction verification services to the Bitcoin network and are rewarded with new Bitcoin are called “Miners.”

The Bitcoin Blockchain is a digital chain of Blocks with each Block containing information relating to a group of Bitcoin transactions. Miners validate Bitcoin transactions, securing the Blocks and adding the Blocks of transactions to the Blockchain record by using computer processing power to solve complex mathematical problems. Solving the problems will result in the Block being successfully added to the chain. This means that the Bitcoin transaction information in the Block is verified and locked into the Blockchain where it remains as a permanent record on the Blockchain network. The record set maintained by the Bitcoin network is publicly viewable and accessible to all. As an incentive to those who incur the computational cost of securing the Bitcoin network by validating transactions, the Miner who correctly solves the problem resulting in a Block being added to the Bitcoin Blockchain is awarded Bitcoin.

To begin Bitcoin Mining, a user can download and run Bitcoin network Mining software, which turns the user’s computer into a “node” on the Bitcoin network that validates Blocks. Each Block contains the details of some or all of the most recent transactions of Bitcoin submitted by users of the Bitcoin network that are not already included in prior Blocks, and a transaction awarding an amount of Bitcoin to the Miner who will add the new Block. Each unique Block can be solved and added to the Blockchain by only one Miner. Therefore, individual Miners and Mining pools (i.e., groups of Miners acting together) on the Bitcoin network are engaged in a competitive process of increasing their computing power to improve their likelihood of solving for new Blocks and receiving Bitcoin rewards. As more Miners join the Bitcoin network and its collective processing power increases, the Bitcoin network adjusts the complexity of the Block-solving equation to maintain a predetermined pace of adding a new Block to the Blockchain approximately every ten minutes. A Miner’s proposed Block is added to the Blockchain once a majority of the nodes on the Bitcoin network confirms the Miner’s work. Miners that are successful in adding a Block to the Blockchain are awarded Bitcoin for their effort and may also receive transaction fees paid by transferors whose transactions are recorded in the Block. This reward system is the method by which new Bitcoin enter into circulation.

The Bitcoin network is designed in such a way that the reward for adding new Blocks to the Blockchain decreases over time. The number of Bitcoin awarded for solving a new Block is automatically halved after every 210,000 Blocks are added to the Blockchain record. Each Block takes approximately 10 minutes to be solved and as a result, rewards are halved approximately every four years. The fourth Bitcoin halving took place on April 20, 2024 reducing the Block reward for Miners from 6.25 Bitcoin to 3.125 Bitcoin per Mined Block.

While Bitcoin prices have historically increased around these halving events, which increases in price have correspondingly mitigated the decrease in Mining reward, there is no guarantee that the price change would be favorable or would compensate for the reduction in Mining reward. As the rate at which new Bitcoins enter circulation is cut in half, the built-in scarcity mechanism of the Cryptocurrency exerts its influence over time. This shift in supply-and-demand dynamics has the potential to shape the long-term trajectory of Bitcoin and the broader crypto market.

Performance Metrics - Network Hash Rate and Difficulty

In Bitcoin Mining, “Hashrate” or “Hashes per second” are the measuring units of the processing speed of a Mining computer Mining Bitcoin. “Hashrate” is defined as the speed at which a computer can take any set of information and use an algorithm to reduce that information into a string of letters and numbers of a certain length, known as a “Hash.” A “Hash” is the computation run by Mining hardware in support of the Blockchain; therefore, a Miner’s “Hashrate” refers to the rate at which it is capable of solving such computations.

An individual Miner has a Hashrate measured as the total Hashrate of all of the Miners it deploys in its Bitcoin Mining operations, and network-wide there is a total Hashrate of all Miners seeking to Mine Bitcoin. The higher total Hashrate of a specific Miner, as a percentage of the network wide total Hashrate, generally results over time in a corresponding higher success rate in Bitcoin rewards as compared to Miners with lower Hashrates. Today, Hashrates are measured in petahashes per second, or one quadrillion (1,000,000,000,000,000) Hashes per second, and exahashes per second, or one quintillion (1,000,000,000,000,000,000) Hashes per second.

“Difficulty” is a relative measure of how complex the process is made to successfully solve the algorithm and obtain a Bitcoin award. The Difficulty is adjusted by the Bitcoin network Mining software periodically, generally as a function of how much hashing power is deployed by the network of Miners and designed to maintain certain Mining results so that, on average, 10 minutes is required to produce a Bitcoin Block. If the time to produce a Block is generally exceeding the 10-minute expectation, which suggests that the target Difficulty is set too high, the network reduces the degree of Difficulty and vice versa, with this Protocol called Difficulty retargeting. At each interval of 2,016 Blocks being Mined (which takes roughly two weeks), the network re-analyzes the interval and revises the Difficulty index, if needed.

To Mine Bitcoin, computers solve difficult mathematical problems to verify transactions in support of the Blockchain. As an incentive to expend time, power and other resources to Mine Bitcoin, Miners are rewarded in Bitcoin and transaction fees. Each computation is a Hash, and the speed at which these problems can be solved is measured in Hashrate. Initially, Miners used general purpose chips such as central processing units and graphics processing units (“GPUs”) to complete calculations.

In more recent years, however, ASICs have replaced GPUs in order to improve speeds. As Miners across the world compete to solve these computations at the fastest Hash rate, Miners are rewarded in proportion to their processing contribution to the overall network. Due to this dynamic, low-cost energy sources and the most powerful ASICs are in high demand and can be difficult to obtain, requiring Miners to become more sophisticated and better capitalized to compete in the future.

Bitcoin Mining Power Requirements

At the beginning stages of the Bitcoin network in the early 2010s, individuals interested in Bitcoin Mining were able to do so using the CPUs of their personal computers. As popularity increased, so did the “Difficulty” of Mining, as adjusted automatically by the Bitcoin network. To accommodate the growing level of Difficulty, more computer processing power was required. Soon, Miners used GPUs that were generally used to power graphic intensive gaming computers to Mine Bitcoin. The process repeated, and the Mining Difficulty and amount of computing power required increased.

Eventually, computers and chips were created for the sole purpose of Mining Bitcoin. Today, Bitcoin Mining requires efficient hardware, i.e., ASIC-based Mining computers, with strong computing abilities and energy efficiency. These ASIC-based Mining computers require a significant amount of electricity to run their Mining operations. Keeping electricity costs low is key to making Bitcoin Mining profitable and sustainable.

The amount of MW electricity required to Mine Bitcoin depends on the number and types of Miners and the energy demand for each type of Miner. Each type of Miner has a specific electricity demand and Hashrate output. According to the Digiconomist.net, as of May 3, 2023, an estimated 96TW of power per year is being consumed by Bitcoin Mining globally.

Hosting Services

Crypto Mining hosting is a service encapsulating the infrastructure and environment needed for efficient Cryptocurrency Mining ranging from hardware management to energy provision and robust security measures. Hosting services have played a critical role in and are central to the success and sustainability of the crypto Mining industry’s continued growth. This critical service offers infrastructure crucial to ensuring the growth and productivity of the Mining process, including VPN/VLAN varied hardware support, specialized Mining software, sustainable and lower costs for energy sources, effective cooling systems, sophisticated mechanisms and high security.

Our profitability is contingent on our scrutiny and analysis of hosting services, such as selecting the right provider, security protocols, service uptime consistency, cost location and benefits, variable costs and customer support. Our due diligence has ensured our alignment with companies whose services will amplify our operational success. Our Operating Subsidiary, Xcentz Limited, has entered into hosting service agreements with unrelated third parties as follows: (i) agreement with 10139882 Manitoba Ltd. dated September 5, 2023; (ii) agreement with Octagon Power USA Inc. dated December 15, 2023; (iii) agreement with Octagon Power USA Inc. dated November 3, 2023; and (iv) agreement with 10139882 Manitoba Ltd. dated August 7, 2023.

The terms of the Hosting Services Agreements are generally for either a three-year or a five-year term. In accordance with the further terms of the Hosting Services Agreements, the Hosting Provider shall strive to engineer the electric power supply to achieve an ideal operating voltage for our Miners of 200-240 volts and provides the following services: (i) on-site support, 24/7 communication services; (ii) hourly on-site Miners patrol; (iii) remote access to our VLAN; (iv) customized local IP setup; (v) faulty machines diagnosis report; (vi) pool configuration; (vii) hardware component replacement; (viii) hardware repair; and (ix) implementation of safety and security protection for Miners.

Hosting Fees

Hosting fees cover the electricity fee, facility security, customer service and monitoring. We pay the Hosting Provider a setup fee of approximately $25 for each Miner for initial setup to cover the setup costs for the Miners, a hosting fee based on electricity rates and a VPN/VLAN remote access monthly service fee per access point. Hosting charges are dependent on the facility’s kilowatt per hour costs, but generally fall within the $0.05-$0.07 range. Hosting fees are paid monthly for each Miner.

Mining Pools

As more and more Miners entered the market competing for the limited number of Blocks that are regularly added to the Bitcoin Blockchain, and as the related increase in the amount of available hashing power resulted in increasing levels of Difficulty being implemented by the Bitcoin network, individual Miners found that they were in some cases working for months without finding a Block and receiving any reward. To address this problem, Bitcoin Mining operators began to combine their Mining resources into Mining pools to better compete and generate Mining revenue. A “Mining pool” is the pooling of resources by Miners to earn Bitcoin together. The Mining pool shares their processing power over a network and splits rewards according to the amount of hashing capacity they contribute.

The Mining pool operator provides a service that coordinates the computing power of the independent Mining enterprises. Fees are paid to the Mining pool operator by the participating members to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new Block rewards, records how much work all of the pool participants are contributing, and assigns Block rewards earned by the Mining pool in proportion to the individual Hashrate contributed by a given participant. As discussed below, we participate in Mining pools as an integral part of our business.

Bitcoin Mining Economics

The current 3.125 Bitcoin reward for each Block, and one Bitcoin Block expected to be validated and attached to the Bitcoin Blockchain approximately every 10 minutes, equates to approximately 18.75 Bitcoin rewards generated by the Bitcoin network every hour, approximately 450 Bitcoin generated every day and approximately 164,250 Bitcoins generated each year, at least for the next one to two years at which time the Bitcoin reward for solving a Block may again be halved. Because Mining computers generate Hashes randomly, the ability to solve a particular Bitcoin Block is a probability, with the odds of success typically measured by a ratio equal to the speed at which a particular Mining operation is able to calculate Hashes (i.e., that Miner’s Hashrate) compared against the total aggregate Hashrate of the Bitcoin network. Profitability is then measured by that ratio multiplied by the number of Bitcoins Mined in a year multiplied by the then current market price of Bitcoin, then subtracting the costs of purchasing Mining equipment, the cost of electricity, and various corporate and administrative costs. For a Mining operation that participates in a Mining pool, revenues, which are measured as the percentage of a pool’s revenues equal the participating Miner’s Hashrate compared to the pool’s aggregate Hashrate, and typically result in a fraction of a given Block reward being paid to a Miner, are further reduced by the costs paid to the pool operator.

As of March 31, 2025, Bitcoin was priced at approximately $82,549; as of July 31, 2025, Bitcoin was priced at approximately $115,758. We believe that the price of Bitcoin is likely to continue to fluctuate based on market conditions. Well-known companies have already invested in Bitcoin. Increasing regulatory barriers in Bitcoin epicenters such as China, as well as ongoing fiat monetary inflation, have previously been suggested to support market valuations of Bitcoin. In addition, the Block reward for Bitcoin halved in April 2024, resulting in even greater Bitcoin scarcity. In 2022, FTX Trading LTD. and several other major Cryptocurrency exchanges collapsed due to financial issues caused by the falling prices of Bitcoin and other Cryptocurrencies, which began in the fourth quarter of 2021. The collapses of these exchanges spurred a loss of confidence in participants in the Digital asset ecosystem, negative publicity surrounding Digital assets and market-wide declines in Digital asset trading prices and liquidity. The prices of Bitcoin and other Cryptocurrencies have rebounded from their lows around the time of the FTX collapse, but volatility due to these market conditions may continue in the near future.

As of January 23, 2025, newly-elected President Donald Trump signed an executive order aimed at boosting the U.S.’s role in the Cryptocurrency industry. The president has embraced crypto and even launched his own meme coin just before taking office. The executive order establishes a “Working Group on Digital Asset Markets” consisting of senior government leaders. The group will make recommendations for a new regulatory framework governing crypto and will study the potential creation of a strategic reserve of Digital assets. President Trump’s executive order also repeals executive orders related to crypto signed during the Biden administration and prohibits the U.S. government from creating its own “Central Bank Digital Currency.” On the campaign trail, then president-elect Trump promised that his administration would be staffed with crypto supporters who would regulate digital currencies lightly.

China has previously limited the shipment of products in and out of its borders, which could negatively impact our ability to receive Bitcoin Mining equipment from our suppliers. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing Mining equipment, as well as any new Mining equipment we purchase, may be delayed. As our Mining equipment requires repair or becomes obsolete and requires replacement, our ability to obtain adequate replacements or repair parts from manufacturers may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations. If not resolved quickly, the resurrection of COVID-19 or any other highly contagious viruses or diseases could have a material adverse effect on our business. Governments could take additional restrictive measures to combat any such pandemics that could possibly impact our business or the economy in the geographies in which we operate. It is also possible that the impact of any pandemic and response on our suppliers, customers and markets could continue to be an issue after governments ease their restrictions. These measures may impact our business and financial condition.

The extent to which the future pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including new information that may emerge concerning the severity and nature of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, any pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors” above.

Cooling

Bitcoin is Mined by chips inside computers housed in Mining facilities. Due to the amount of energy that computers expend in order to solve complex computations, advanced cooling systems are needed to prevent the computers from overheating. Some Mining participants achieve this by placing their hardware in cold climate locations or underground. Others resort to traditional fan cooling systems. Yet another solution is to submerge computers in non-conductive, cooling liquid.

OUR BUSINESS

The Company Mines Bitcoin by leasing high-performance Bitcoin Miners, which it has strategically located in the United States and Canada, and by contracting with experienced hosting providers to operate those Miners. Our revenue is generated through the deployment and operation of those Bitcoin Miners.

Our core business is built upon equipment leasing agreements with our partner (a former affiliate) and service agreements with third-party hosting providers. Through these agreements, our partner supplies us with advanced Bitcoin Miners from Bitmain, which we believe to be a leader in the industry, while our hosting providers deliver efficient site operation capabilities. This model enables us to rapidly scale our hashing power without the significant upfront capital expenditure associated with purchasing Miners and with large-scale infrastructure development.

Business Model and Operational Flow

Our business model is designed to create value through efficient Bitcoin Mining activities. This model includes the following key stages:

1. Miner Leasing and Deployment

Our Operating Subsidiary enters into long-term leasing agreements with our partner, who is responsible for procuring high-efficiency Miners from Bitmain, which we believe is the world’s premier Cryptocurrency Miner manufacturer, and leasing them to us. This arrangement provides us with indirect access to competitively priced, market-leading Mining equipment while maintaining financial flexibility. The leasing agreements specify the lease term, rental fees and terms related to the quantity and models of the Miners.

The leased Miners are shipped directly to the facilities of our third-party hosting providers in the United States and Canada. The hosting providers manage the installation, configuration and connection to the Mining pool platform, ensuring the Miners are brought online swiftly to begin generating Hashrate. See “- Material Agreements - Mining Pool Service Agreements” on page 90, below.

2. Mining Operations and Management

Our Operating Subsidiary enters into comprehensive hosting service agreements with experienced third-party providers. These agreements detail the scope of services, specifically covering electricity costs, Miner installation and on-site technical support.

Our hosting providers’ operations teams conduct 24/7 real-time monitoring of the entire Miner fleet using a combination of proprietary and third-party software. Our Company places a strong emphasis on the following key indicators:

Online Rate: The percentage of Miners that are actively hashing on the Mining pool platform relative to the total number of Miners that should be operational at the facility.

Hashrate Deviation Rate: A comparative analysis of a Miner’s actual Hashrate output against its theoretical (rated) Hashrate. This metric facilitates communication with our hosting providers to identify and diagnose potential hardware malfunctions or network issues.

Electricity Bill Verification: A reconciliation process comparing the theoretical energy consumption (calculated using the Hashrate showed in the Mining pool platform multiplied by the rated energy consumption per unit of Hashrate) with the energy consumption reported on the invoices from the hosting provider.

Our team maintains daily communication with our hosting providers to review operational status. We collaboratively analyze performance data, resolve any identified issues and make real-time adjustments to operational parameters to optimize efficiency. See “Material Agreements - Hosting Service Agreements” and “- Computer Server Lease Agreement” on pages 91 and 92, respectively.

3. Revenue Generation

Our Miners generate revenue by contributing Hashrate to a Mining pool platform. The Company receives Mining rewards, which primarily consist of newly generated Bitcoin (Block rewards) and transaction fees paid by users. The Mining pool allocates these earnings to our corporate digital wallet on a daily basis, proportional to the share of valid Hashrate the Company contributes to the Mining pool’s total Hashrate.

We intend to adopt a full holding onto Bitcoin (“HOLD”) strategy under which we may hold Bitcoin as a long-term strategic reserve asset, subject to periodic review based on liquidity needs and market conditions. This strategy reflects our belief that Bitcoin possesses unique characteristics as a scarce and decentralized Digital asset with long-term value appreciation potential. We believe that Bitcoin may serve as a more effective store of value than cash or cash equivalents.

Our Miners are strategically distributed across key North American locations—including Texas, Missouri and Manitoba—where we leverage region-specific advantages such as abundant energy resources and favorable climate conditions. This geographic diversification not only enhances operational resilience but also positions us to capitalize on the commercial scalability potential of Bitcoin Mining in a cost-effective and sustainable manner.

4. Ownership of Miners. Following consummation of this offering, we intend to expand and evolve our business model by utilizing a portion of the net proceeds to purchase Bitcoin Miners directly. This strategic shift to a hybrid model, incorporating both owned and leased Miners, is intended to provide us with greater operational flexibility. Our current leasing fees are variable and fluctuate based on the daily market price of Bitcoin. By purchasing Miners, we can convert a portion of our variable operating expenses into a fixed, depreciating capital cost. This creates a more stable and predictable cost base for our owned assets, providing greater flexibility in financial planning and managing profitability during periods of Bitcoin price volatility, and long-term control over our Mining assets. With owned assets, we gain direct control over maintenance schedules, hardware modifications and end-of-life decisions, such as resale or disposal.

As of the date of this prospectus, we have not entered into any contractual arrangements with our Mining operators that will host the Bitcoin Mining equipment we intend to purchase. See “Use of Proceeds” on page 59 of this prospectus.

Key Strengths

We believe that we have a number of strengths that will give us a competitive advantage in the Bitcoin Mining business, including:

Market Positioning – We have identified Web 3.0 and digital currency as future development trends, providing a clear direction for growth.

Flexibility and Risk Management - We minimize risks and adjust our business strategies according to market conditions by leasing different models of Mining equipment.

Management - We have a visionary management team, as well as a talented research and development team.

Sustainability Initiatives – We implement energy-saving technologies and practices to further enhance energy efficiency.

Data Analytics – We utilize data analytics to predict market trends and optimize Mining operations based on real-time data and market conditions.

Geographic Diversification – We have established Mining operations in multiple geographic locations to mitigate risks associated with regional regulatory changes and energy costs.

Risk Mitigation and Compliance – We mitigate risks from market volatility and regulatory changes through geographic diversity and through utilizing a diversified hosting service provider and supplier network. In addition, we actively adapt to and comply with regulatory policies to increase market transparency and stability.

Capital Efficiency – We will ensure effective use of capital through accurate cost-benefit analysis and payback period calculations. We will also adjust our investment strategies according to fluctuations in Bitcoin prices to maximize returns on investment.

Our Growth Strategies

Technological Innovation – We continuously invest in new technologies and Mining hardware to maintain a competitive edge in Mining efficiency and energy efficiency.

Cost Reduction – We will continue to optimize the cost structure of our Mining operations to reduce overall costs.

Proprietary Bitcoin Mining Facilities – Our growth strategy following this offering is to expand into the ownership and operation of proprietary Bitcoin Mining facilities.

Key Factors Affecting Our Performance

The following factors impact our revenue and operating income recognized from Bitcoin Mining:

Market Price of Bitcoin

Our business is heavily dependent on the spot price of Bitcoin. Mined Bitcoin revenue is determined based on the spot price at contract inception. The price of Bitcoin has experienced substantial volatility, and high or low prices may have little or no relationship to identifiable market forces, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin may have value based on various factors, including its acceptance as a means of exchange by consumers and others, scarcity, and global market demand.

Our financial performance and continued growth depend in large part on our ability to Mine Bitcoin efficiently and to sell Bitcoin at favorable prices. Over time, we have observed a positive trend in the total market capitalization of Bitcoin. However, historical trends are not indicative of future adoption, and it is possible that the adoption of Bitcoin and Blockchain technology may slow, take longer to develop, or never be broadly achieved, which would negatively impact our business and operating results.

Electricity

We currently have approximately 43 MWs of existing available power capacity (all of which are subject to Mining Services Agreements).

We believe that the Company benefits from competitive electricity costs among its publicly traded Bitcoin Mining peers at scale.

Equipment

The Mining under PoW principle is a process in which the Miners continuously search for the nonce value and calculate the Hash value through exhaustive methods. Whoever finds it first will succeed in digging. Mining based on the PoW mechanism consumes a lot of computing power and electricity. In a broad sense, Bitcoin Miners refer to electronic terminal devices such as desktop computers, laptops, tablet computers and mobile phones that develop specified digital Blocks through specific function calculations. In a narrow sense, Bitcoin Miners refer to intelligent electronic computing engines that optimize traditional electronic equipment computing accessories, and automatically solve specific mathematical problems at high speed in accordance with special procedures to create new data Blocks, and then obtain encrypted currency rewards. A range of computer equipment can be used for Bitcoin Mining, but it generally falls into four categories: CPU, GPU, FPGA and ASIC.

PoW tokens are a type of Cryptocurrency that relies on a consensus mechanism called Proof-of-work to validate transactions and secure the network. In a PoW system, Miners compete to solve complex mathematical puzzles in order to add new Blocks to the Blockchain and earn rewards in the form of tokens. PoW Cryptocurrencies are those Mined by solving complex mathematical calculations.

Hashrate

Miners perform computational operations in support of Bitcoin Blockchains measured in “Hashrate” or “Hashes per second.” A “Hash” is the computation run by Mining hardware in support of the Bitcoin Blockchain; therefore, a Miner’s “Hashrate” refers to the rate at which it is capable of solving such computations. The “hashprice” gauges the revenue a Miner earns daily for each petahash of computing power. The ASIC chips utilized in the Company’s Miners are the well-established standard in the Bitcoin Mining industry. These ASIC chips are designed specifically to maximize the rate of Bitcoin hashing operations.

Our business is not only impacted by the volatility in Bitcoin prices, but also by increases in the Bitcoin Blockchain’s Network Hash Rate resulting from the growth in the overall quantity and quality of Miners working to solve Blocks on the Bitcoin Blockchain and the Difficulty index associated with the secure hashing algorithm employed in solving each Block.

In Bitcoin Mining, Hashrate is a measure of the processing speed of a Bitcoin Miner. A participant in a Blockchain network’s Mining function has a Hashrate total of its Miners seeking to Mine Bitcoin and, system-wide. However, as the relative market price for Bitcoin increases, more users are incentivized to Mine it, which increases the network’s overall Hashrate. As a result, a Mining participant must increase its total Hashrate to maintain its relative possibility of solving a Block on the Bitcoin Blockchain. Achieving greater Hashrate power by deploying increasingly sophisticated Miners in ever greater quantities has become one of the Bitcoin Mining industry’s great sources of competition.

Halving

The reward for solving a Block on the Bitcoin Blockchain is subject to periodic incremental halving. Bitcoin halving is an event that occurs approximately every four years, or after every 210,000 Blocks are Mined. During this event, the reward that Bitcoin Miners receive for adding a new Block to the Blockchain is cut in half. This means that the number of new Bitcoins created and earned by Miners with each new Block decreases which, in turn, reduces the rate at which new Bitcoins are introduced into circulation. The halving process is designed to control the overall supply and reduce the risk of inflation in Bitcoin using a PoW consensus algorithm. At a predetermined Block, the Mining reward is reduced by half, hence the term “halving.” It is a key feature of Bitcoin’s design, intended to control inflation and mimic the scarcity and value proposition of precious metals like gold.

For Bitcoin, the reward was initially set at 50 Bitcoin rewards per Block. The Bitcoin Blockchain has undergone halving four times since its inception: first on November 28, 2012 at Block 210,000; second on July 9, 2016 at Block 420,000; third on May 11, 2020 at Block 630,000 and fourth on April 24, 2024 when the reward was reduced to its current level of 3.125 Bitcoin per Block. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoin in existence will never exceed 21 million and that Bitcoin cannot be devalued through excessive production. This process will repeat until the total amount of Bitcoin rewards issued reaches 21 million and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around 2140 according to several crypto websites, including but not limited to Cointelegraph and Binance. As of September 30, 2025, the remaining theoretical supply of Bitcoin is approximately 1,072,426. It is expected that this would be fully exhausted in 2140 as increasing Mining Difficulty and decreasing supply will accelerate the depletion of available Bitcoins. Many factors influence the price of Bitcoin and potential increases or decreases in prices in advance of or following a future halving are unknown. As of October 1, 2025, there were approximately 19.77 million Bitcoins in existence.

Public Company Costs

Following the closing on our initial public offering, we will be subject to the reporting requirements of the Exchange Act and our Class A Ordinary Shares will be listed on the Nasdaq Capital Market, which we expect will require us to hire additional personnel and implement public company procedures and processes. We expect to incur additional annual expenses as a public company for internal controls compliance and public company reporting obligations, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Our Mining Facilities

Our Cryptocurrency Mining network spans three strategic North American hubs: Manitoba, Canada, Texas, U.S.A and Missouri, U.S.A, with a total capacity of 43 megawatts (MW), leveraging geographically diversified operations to ensure uninterrupted service delivery.

The power capacity of our Miners in each of the hosted locations is set forth below:

Location	Model of Miners
Manitoba, Canada	8 MW
Missouri, U.S.	10 MW
Texas, U.S.	25 MW

The facilities that we use through our hosting services agreements employ a balanced energy portfolio blending renewable generation with traditional power sources. Our primary power sources are hydroelectric, wind and natural gas resources, while we maintain grid reliability through supplemental coal powered capacity during demand fluctuations. This operational model supports continuous uptime requirements while meeting international sustainability benchmarks through substantial renewable energy integration across our infrastructure footprint.

We believe that the facilities we currently use are suitable to meet our current and anticipated near term needs. We continually explore the possibility of contracting with hosting providers for additional facilities to support our anticipated future growth.

Our Miners

All of our Miners were manufactured by Bitmain and incorporate ASIC chips to solve complex cryptographic algorithms to support the Bitcoin Blockchain (in exchange for Digital asset rewards). We continue to evaluate the effectiveness of the machines we currently lease and frequently explore new technological developments from multiple manufacturers, globally.

As of the date of this prospectus, we operate a fleet of 9,618 Miners with a combined Hashrate of 1505P, including Bitmain models S21 Pro, S19XP, S19kPro and T21 Miners, all of which are deployed in one of our hosting operators’ Mining facilities. The average and the mean of the ages of our Miners are both 1.5 years. All the average downtime is non-scheduled.

	Number of	Hash Rate	Commencement of	Age of the	Annual Average	For the years ended March 31,
Location	Miners	(PH/s)	Operation	Miners	Downtime	2024	2025
Manitoba, Canada	800	112	Aug-23	2 years	34 hours	Purchase	Lease
	560	66	Dec-23	1 to 2 years	34 hours	Purchase	Lease
	1,490	176	Jan-24	1 to 2 years	34 hours	Purchase	Lease
Missouri, U.S.A.	313	59	Jul-24	1 to 2 years	251 hours	N/a	Lease
	1,756	207	Apr-24	1 to 2 years	251 hours	N/a	Lease
	1,828	217	Jul-24	1 to 2 years	251 hours	N/a	Lease
Texas, U.S.A.	168	32	Jul-24	1 to 2 years	251 hours	N/a	Lease
	1,000	234	Aug-24	1 year	251 hours	N/a	Lease
	1,203	281	Dec-24	1 year	251 hours	N/a	Lease
	500	117	Jun-25	1 year	251 hours	N/a	Lease

With respect to downtime, the Company utilizes a third-party hosting model, and our hosting service providers are responsible for all aspects of Miner maintenance pursuant to our hosting agreements. Our operational strategy is designed to maximize continuous Hashrate. This is achieved through a maintenance approach, conducted by our providers, that relies on continuous, as-needed servicing of Miners in small batches. This approach avoids large-scale, pre-scheduled shutdowns of our fleets. In addition to the continuous, as-needed servicing, the Company and its hosting service providers implement a structured, scheduled maintenance program on a semi-annual basis. This program includes:

1.	Miner maintenance: Maintenance is carried out in batches of 12 Miners, with each batch offline for approximately 20 minutes. All machines in one container are completed within 2 to 3 days.

2.	Mining container maintenance: Maintenance is carried out on entire Mining containers, with each container taken offline for 2 to 3 hours and affecting roughly 280 Miners. Two containers are scheduled for processing each day until all containers have been serviced.

3.	PDU (Power Distribution Unit) replacement: Maintenance is carried out 1 to 2 times per year; each swap requires a 2 to 4 hour shutdown and takes one container offline at a time.

Consequently, while day-to-day performance is driven by the continuous, small-batch model, the Company does track and plan for these scheduled maintenance events, and incorporates their expected impact into overall fleet availability forecasts.

As for unscheduled maintenance, throughout the year we experienced 29 unscheduled maintenance events, which resulted in operational failures and affected approximately 730 Mining machines that were temporarily taken offline. To address such incidents, we have implemented standardized operating procedures, which include immediately taking affected machines offline on the same day of the failure. Our maintenance team then conducts diagnostics and performs repairs. Currently, our maintenance team’s average daily repair capacity is approximately 50 to 60 machines, depending on the specific components requiring repair. To mitigate the impact of potential large-scale machine failures resulting from significant unscheduled events, we plan to enhance our repair capacity as necessary, including by increasing our maintenance staffing. This strategy is designed to ensure our repair throughput can promptly match the volume of failed machines, thereby minimizing the potential adverse impact on our total operating Hashrate.

Our Bitcoin

As we receive Bitcoin rewards through our Mining operations, we convert our Bitcoin into Fiat currency to fund our operations. This conversion is conducted on an as-needed basis, determined by our short-term liquidity requirements and an ongoing assessment of market conditions. Our primary strategy for managing short-term Fiat currency needs is to hold a sufficient amount of Bitcoin that can be liquidated to cover projected liabilities, anticipated operating expenses and capital expenditures over a forward-looking period, typically one to three months. Our management team assesses our Fiat currency needs and reviews our financial forecasts on a daily basis to determine the timing and amount of Bitcoin to be converted. Managing short-term Bitcoin exposure is a function of cash management as we accrue Bitcoin from Mining and accrue Fiat liabilities in the course of doing business. In identifying our Fiat currency needs, we assess market conditions and review our financial forecast on a daily basis. We safeguard and keep private our Bitcoin by utilizing offline storage solutions that require multi-factor authentication and third-party custody solutions. While we are confident in the security of our Bitcoin, we continue to evaluate additional protective measures.

Our Digital Asset Trading Platform and Wallet

We utilize HashKey Exchange (“Hashkey Exchange”) to exchange our Bitcoin and Coinbase Global Inc. (“Coinbase”) to store our Bitcoin. Typically, when we need to sell our Bitcoin, we transfer our Bitcoin from Coinbase, which is an “offline storage solution” where we retain full control of its private keys, to the HashKey Exchange. All Bitcoin Mined is first 100% stored in our Coinbase wallet. When we need to sell the Bitcoin, we transfer the Bitcoin to Hashkey Exchange. However, the Bitcoin transferred to HashKey Exchange cannot be sold immediately. Therefore, we will set an expected selling price on the HashKey Exchange platform. If the market price of Bitcoin does not reach our target, then the Bitcoin will remain temporarily stored on HashKey Exchange until either the Bitcoin price reaches our preset level and the order is executed, or we proactively lower the selling price to facilitate the transaction.

HashKey Exchange is the largest licensed virtual asset exchange in Hong Kong, committed to providing comprehensive virtual asset trading services for professional investors (PI) and retail customers with a focus on compliance, fund security and platform protection, thereby creating a secure and compliant Web3 investment ecosystem. Since 2018, HashKey Exchange has built a global Web3 ecosystem within a high-compliance regulatory framework, operating in regions such as Hong Kong, Singapore, Japan and Bermuda, establishing itself as a leader in Asia’s Digital asset sector.

Coinbase is an American technology company. Coinbase is a secure, self-custody crypto wallet designed to empower users with control over their Digital assets. It enables seamless storage and management of Cryptocurrencies, NFTs (Non-Fungible Tokens) and decentralized finance (DeFi) positions across multiple Blockchain networks.

Conversion of Bitcoin into Fiat Currency

Our liquidity is subject to risks from the volatility in the price of Bitcoin. Our business model is structured such that our revenue is generated in Bitcoin, while a majority of our operating expenses and capital expenditures are denominated in Fiat currencies, such as the U.S. dollar and Canadian dollar. This dynamic exposes us to a direct liquidity risk tied to the market price of Bitcoin. Key aspects of this risk include:

●	Dependency on Bitcoin Conversion: Our ability to fund operations, pay for expenses such as hosting service fees and equipment leases, and generate profits is dependent on our ability to convert the Bitcoin we Mine into Fiat currency. A decline in the market value of Bitcoin could negatively affect our liquidity and financial performance.

●	Impact of Price Volatility on Cash Flow: The price of Bitcoin is volatile. A significant decrease in the price of Bitcoin between the time we earn it and the time we convert it to Fiat currency would require us to sell a larger quantity of Bitcoin to cover the same amount of fiat-denominated expenses. This could deplete our crypto asset holdings more rapidly than anticipated and adversely impact our cash flow and financial condition.

●	Timing Mismatch: There is a timing mismatch between when we receive Bitcoin revenue and when our fiat-denominated liabilities become due. Based on our operational history and treasury management strategy, the average period between our receipt of Bitcoin and its subsequent conversion into Fiat currency is two to four weeks, depending on our funding requirements and prevailing market conditions. This holding period exposes us to the risk of adverse price movements. A sudden and severe decline in Bitcoin’s price during this two-to-four-week window could create a liquidity shortfall, potentially impairing our ability to meet our short-term obligations in a timely manner.

●	Transaction Fees: The conversion of Bitcoin to Fiat currency is conducted through third-party platforms, such as HashKey Exchange, which charge transaction fees. These fees, currently 0.08% (https://exchange.hashkey.com/en-US/support-fee) on HashKey Exchange, are an additional cost that reduces the net fiat proceeds from our Bitcoin sales.

Expansion Plan for Bitcoin Mining Business

Our growth strategy following this offering is to enrich and diversify our business model by expanding into the ownership and operation of proprietary Bitcoin Mining facilities. Currently, the Company does not own or operate any Bitcoin Mining facilities; our historical operations have been exclusively based on placing our leased Mining equipment at third-party hosted Mining facilities. This expansion plan, funded by the proceeds from this offering, represents our strategic entry into acquiring, developing and operating our own facilities. This involves securing strategic power resources and purchasing new, high-efficiency Mining equipment to populate these sites. This marks a pivotal shift from our historical asset-light hosting model to a vertically integrated strategy, which we believe will provide greater operational control and improved long-term profitability. Our expansion plan is structured as follows:

Timeline

The Company anticipates executing its expansion plan over approximately 24 months following the successful closing of this offering. This timeline is an estimate and may be subject to factors such as the successful identification and acquisition of suitable sites, regulatory approvals, power contract negotiations, and equipment availability. The projected timeline is broken down into the following phases:

Phase 1 (First 3-9 Months Post-Offering):

●	Identify and conduct due diligence on potential Mining facility acquisition targets or greenfield development sites in North America.

●	Begin negotiations for asset purchase agreements (for existing sites) and/or long-term power purchase agreements (PPAs) with energy providers.

●	Finalize evaluation of the latest generation of ASIC Miners and initiate discussions with manufacturers for procurement.

Phase 2 (9 to 15 Months Post-Offering):

●	Execute definitive agreements for the acquisition of Mining facilities and/or secure key power and land resources.

●	If acquiring an existing facility, begin necessary upgrades. If developing a new site, commence initial infrastructure construction.

●	Place purchase orders for new Miners, scheduled for delivery to align with facility readiness.

Phase 3 (15 to 24 Months Post-Offering):

●	Complete facility construction or upgrades, including the installation of electrical infrastructure, networking, and cooling systems.

●	Receive, deploy, install, and configure all newly purchased Miners at our new proprietary facility.

●	Bring the new facilities and Miners online to begin generating Hashrate and contributing to our revenue.

To achieve our expansion goals, the Company will undertake the following key steps:

Our primary focus will be identifying and securing sites with access to low-cost, reliable and preferably sustainable power. This may involve acquiring existing, under-utilized data centers or crypto Mining facilities, or developing new sites in close proximity to power generation sources. Our selection criteria include stable and competitive electricity costs, robust power infrastructure, a favorable regulatory environment and scalability.

In parallel, the Company will leverage management’s industry relationships to procure the most energy-efficient Miners. This step is secondary to securing the facility and power, ensuring that we have the infrastructure capacity before committing to large hardware purchases.

The Company will negotiate and execute complex agreements, including asset purchase agreements for facilities, long-term PPAs with energy producers and hardware purchase agreements with Mining equipment manufacturers.

Additionally, the Company plans to invest in advanced information technology infrastructure, encompassing both cutting-edge hardware and sophisticated software solutions. This strategic investment aims to optimize the overall Hashrate performance while ensuring the lowest possible power consumption. By upgrading and integrating state-of-the-art technological resources, the Company seeks to achieve maximum Mining efficiency, reduce operational costs and enhance sustainability in its Cryptocurrency Mining operations.

The Company will manage all aspects of site development, logistics and Miner installation. We will build our own on-site operational teams and integrate the new facilities to ensure optimal performance, uptime and efficiency.

Estimated Costs

The Company plans to allocate approximately 60% of the net proceeds from this offering, or approximately US$[●], to this expansion plan. These funds will be allocated across the following primary categories:

The substantial majority of this allocation will be directed towards the acquisition of real estate and critical infrastructure, such as buildings, transformers, switchgear, and securing long-term power contracts.

A portion of the funds will be used for the direct purchase of Miners to populate the newly acquired capacity while a portion of the funds would be used for research and development on the advanced information technology infrastructure.

Costs for any necessary facility retrofitting, construction, installation of electrical and network systems, and other one-time capital expenditures to bring the site to operational readiness.

Potential Challenges to Expansion Plans

The Company has identified several potential challenges and risks that could impact the successful execution of its expansion plans, including:

●	There is intense competition for facilities with access to low-cost, high-capacity power. Securing such sites on commercially favorable terms may be challenging and time-consuming.

●	Acquiring and developing physical infrastructure involves significant risks, including lengthy due diligence, permitting and zoning hurdles, construction delays, and potential cost overruns.

●	A significant decline in the price of Bitcoin could adversely affect the profitability of our Mining operations and the economic viability of our planned expansion.

●	The process of shipping and deploying Miners is subject to potential delays. Furthermore, changes in the regulatory landscape for energy or digital assets in the jurisdictions where we operate could impact our plans.

●	Our information technology infrastructure may be comparatively less advanced than that of our competitors, which could have contributed to a significant decline in the number of Bitcoins Mined.

Status of Agreements for New Miners and Facilities

As of the date of this prospectus, the Company has not entered into any definitive purchase agreements for the acquisition of Bitcoin Mining facilities, power resources or Bitcoin Miners. We are in the preliminary stages of identifying and evaluating potential opportunities.

The Company believes the inclusion of this detailed disclosure will provide investors with a clear and comprehensive understanding of its strategic plans for the use of proceeds and the fundamental transformation of its business model.

Material Agreements

We have entered into several key agreements that are material to our operations.

Storage Service Agreements

Each of the agreements with Coinbase and Hashkey Exchange, respectively, provide our business with reasonable protections for our operations and the safe storage of our Bitcoin. Coinbase and Hashkey Exchange store our Bitcoin in segregated accounts pursuant to the agreements we have with each of them as follows:

Coinbase Agreement

Xcentz Limited entered into an agreement and associated Coinbase Wallet Dapp Terms of Service Agreement with Coinbase dated October 9, 2024 (collectively, the “Coinbase Agreement”) that governs our access to and use of the Coinbase wallet decentralized application available at wallet.coinbase.com (the “Wallet Dapp”) and the features, content, tools and functionality available through use of Wallet Dapp. The services provide us with an interface that allow us to discover, track and interact with data generated by compatible third-party blockchain applications. The Coinbase Agreement provides that the Wallet Dapp is a non-custodial interface, not a broker, financial institution, or custodian and Coinbase does not hold, transfer, or control users’ cryptocurrencies, digital assets, or private keys. The Wallet Dappallows the Company to interact with third-party blockchain applications (“Third Party Apps”) and their smart contracts. Pursuant to the Coinbase Agreement, the Company has expressly assumed all risks, including permanent loss of assets in the event the Company losses its private keys, there is market volatility, occurrence of smart contract vulnerabilities, and the authenticity/value of NFTs purchased from third parties. The Company has agreed to (i) indemnify and hold Coinbase and its entities harmless from and against any claims, disputes, demands, liabilities, damages, losses, and costs and expenses, including, without limitation, reasonable legal and accounting fees arising out of or in any way connected with: (a) our access to or use of the Coinbase services: (b) our violation of the terms and provisions of the Coinbase Agreement; or (c) our negligence or wilful misconduct. Pursuant to the Coinbase Agreement, Coinbase may suspend or terminate the Company’s access to and use of the services at its sole discretion, at any time and without notice to us.

Hashkey Agreement

Xcentz Limited entered into an agreement and associated Hashkey Investor Business Terms, as amended for the Addition of Dormant Account Clause with Hashkey Exchange dated October 9, 2024 (collectively, the “Hashkey Agreement”) that governs the creation and opening of our account with Hashkey Exchange for the purpose of utilizing the services including, without limitation, the sale and purchase of Digital Assets and recording our transactions, which include the purchase, subscription, sale, exchange or other disposal and/or dealings in any and all kids of Digital Assets, including the holding of Digital Assets on our behalf. Pursuant to the Hashkey Agreement, Hashkey Exchange will act as a non-custodial exchange platform operator and, via its affiliate Hashkey Xpert Limited, as a custodian of our assets and our assets will be held in trust by HashKey Xpert Limited, an affiliate in Hong Kong, as the custodian.

Our assets will be held in segregate accounts separate from Hashkey Exchange’s corporate assets. The Company is responsible for any losses resulting from unauthorized access due to compromised credentials.

Further, instructions given through our account are deemed authorized by us once executed or recorded on the blockchain and are considered to be final and cannot be reverse or cancelled.

Either party may terminate the Hashkey Agreement with notice and Hashkey Exchange may terminate the agreement immediately for cause, such as a default or legal/regulatory requirements. Further, Hashkey Exchange may suspend, restrict or terminate the account, freeze or lock the funds in all such accounts and suspend our access to the Hashkey Exchange where: (a) our account has been classified as a dormant account as reasonably determined by Hashkey Exchange; (b) we act in a manner that is abusive of the account as reasonably determined by Hashkey Exchange; (c) Hashkey Exchange decides not to provide any services in relation to the account; (d) if Hashkey Exchange detects unusual activity or suspects that the account is being used to engage in illegal activities; (e) if we fail to pay the fees and charges to Hashkey Exchange; (f) the account is subject to a government proceeding, criminal investigation or other pending litigation; (g) Hashkey Exchange is required to do so by a court order or command by a regulatory/government authority; or (h) any other circumstance which requires Hashkey Exchange to do so.

Mining Pool Service Agreements

Xcentz Limited has entered into Mining services agreements with Antpool Technologies (BVI) Limited dated August 30, 2023 “2023 Antpool Agreement”) and with Antpool Technologies Pte. Ltd. dated January 24, 2024 (the “2024 Antpool Agreement”) and a Mining pool services agreement dated November 15, 2024 with Fram Farm Inc. (dba F2Pool) (the “F2Pool Agreement”).

Antpool utilizes its own system to provide us with digital currency Mining pool services. All three of the agreements provide for Mining pool payouts according to the Full Pay-Per-Share method, which means that (i) payouts include both Block rewards and transaction fees; and (ii) Miners are paid based on the probability that the Mining pool Mines a Block and not on the actual performance of the pool. Accordingly, Miners are paid even if a Block is not successfully added to the Blockchain by the Mining pool. Fees paid to the Mining pool are subtracted from the payout and are calculated as a percent according to a sliding scale whereby the percentage decreases as the Hashrate increases.

The further specific terms and provisions of each of the Mining services agreements are as follows:

2023 Antpool Agreement

The 2023 Antpool Agreement provides that Antpool will provide certain equipment and bear certain costs and expenses: (i) internet equipment cost including, but not limited to, the costs for purchasing the computers or other internet terminals or modems; (ii) internet access costs including, but not limited to, internet access fees and mobile phone network data fees, etc.; and (iii) Mining equipment costs and electricity costs including, but not limited to, the costs for purchasing Mining equipment, electricity costs and power loss costs. As the user of such services, we became a registered user of Antpool and created and set up a sub-account name, set up and modify the observer name, and set up the number of the Mining machines. We further agreed to not use the services provided by Antpool to engage in any activities that violate applicable laws and regulations, such as: (i) supporting, inciting or participating in any terrorist activities; (ii) participating in any money laundering activities; (iii) violating or intruding on legitimate interests of others; and (iv) participating in any other activity that violates applicable laws and regulations. The 2023 Antpool Agreement is for a five year term, unless terminated earlier pursuant to its terms. The 2023 Antpool Agreement may be terminated by either party if the other party materially breaches any provision and fails to remedy such breach within thirty (30) days after written notice.

2024 Antpool Agreement

The 2024 Antpool Agreement provides for substantially similar terms as the 2023 Antpool Agreement. The 2024 Antpool Agreement may be terminated by either party if the other party materially breaches any provision and fails to remedy such breach within thirty (30) days after written notice.

F2Pool Agreement

Pursuant to the terms of the F2Pool Agreement, F2Pool will provide the Company the hashing power of Miners and will send any net payouts to the Company and F2Pool charges the service fee set forth in the F2Pool Agreement. The term of the F2Pool Agreement is one year. Either party may terminate the F2Pool Agreement on ninety (90) days’ prior written notice and the F2Pool Agreement may be terminated by either party for a material uncured breach upon thirty (30) days written notice. if the other party materially breaches any provision and fails to remedy such breach or for reasons of compliance with law on delivery of thirty (30) days after written notice.

As of September 30, 2025, we contributed Bitcoin hashing power to the Mining pool of approximately 1,501 PH/s or 0.74% to Antpool and the Company no longer has operation in F2Pool. The reward is distributed to our designated wallet on a daily basis and, therefore, no insurance is provided and users are responsible for securely storing their account information. The bound wallet address requires email confirmation by the user. Without confirmation, no one can modify the wallet address.

We have been advised by, or understand from, our Mining pool operators, AntPool and F2Pool, that they do not maintain insurance policies to cover the theft or loss of crypto assets held by the pool on behalf of their customers, including us.

For the 2024 and 2025 fiscal years, the number of Bitcoin rewards received from each Mining pool was as follow:

	For the fiscal years ended March 31,
Account name	2024	2025

Antpool	77.1047	196.8633
F2Pool	-	0.4896
Total	77.1047	197.3529

Hosting Services Agreements

Xcentz Limited has entered into the following hosting services agreements:

Host	Location	Number of Miners		Date of Agreement	Term of Agreement
10139882 Manitoba Ltd.	Manitoba, Canada	800		August 7, 2023	3 years
10139882 Manitoba Ltd.	Manitoba, Canada	560		September 5, 2023	3 years
10139882 Manitoba Ltd.	Manitoba, Canada	1,490	(1)	December 15, 2023	3 years
Octagon Energy Ltd.	Missouri, U.S.	3,897		November 3, 2023	5 years
Octagon Power USA Inc.	Texas, U.S.	2,871		December 15, 2023	5 years

(1)	Consists of quotation for adding additional Miners to September 5, 2023 hosting services agreement

Under the hosting services agreements, the host is responsible for:

●	Initial setup of Miners (unpack, inspect, test power consumption, install, configure network IP address, connect to power, power on, etc.);

●	Setting up VPN/VLAN network system and remote access;

●	Setting up Mining pool data;

●	Providing high-speed internet connections with two internet providers (to mitigate downtime risks);

●	Supplying cooling ventilation equipment;

●	Providing sufficient electrical power;

●	Performing periodic maintenance on the Miners; and

●	Providing insurance covering the property at commercially reasonable levels.

The hosting services agreements require the following payments from the Company to the host:

●	Deposit equal to three months’ hosting fee to be applied to first month and last two months;

●	Monthly hosting fee (certain amount per kilowatt hour, based on power consumption test performed during setup and subject to adjustment in the event of an electricity rate increase by the power supplier), currently, generally fall between $0.05 and $0.07 per kilowatt hour;

●	Monthly VPN/VLAN remote access fee; and

●	Actual electricity bills as invoiced by the power supplier and forwarded by the host to the Company.

As of the date of this prospectus, our third-party hosting providers have not required that we procure separate insurance for our Miners as a condition for the continued provision of their hosting services. We believe our current approach is aligned with industry practice where the primary insurance coverage is held by the facility operator for general liability and property damage to the facility itself. As of the date of this prospectus, we are not currently in breach of these hosting services agreements. The relevant contractual provisions are an allocation of responsibility, designating the Company as the party responsible for the costs and efforts of procuring insurance for its Miners if and when such insurance is obtained. These clauses do not constitute a mandatory, affirmative covenant that requires the Company to maintain such insurance at all times as a condition of the hosting agreement.

In addition, the Company is responsible for paying for any necessary repairs to its Miners and for providing insurance covering its Miners at commercially reasonable levels. The hosting services agreements contain indemnification provisions and a confidentiality clause.

Computer Server Lease Agreement

On October 1, 2024, Xcentz Limited entered into a computer lease agreement (the “Lease”) with Coolpad Global Inc. (the “Lessor”), a former affiliate, for the lease of 9,618 Miners, some of which it had previously transferred to the Lessor as partial payment for a debt owed to the Lessor by Xcentz Limited. The 9,618 Miners constitute all of the Miners currently used by the Company in its Bitcoin Mining business. The Lease provides for payment of a leasing fee that is based on the daily Bitcoin market closing price as well as the model of the Miner, and a percent discount based on the average monthly online rate of the Miners. Therefore, the lease price fluctuates based on the rise and fall of the closing price of Bitcoin. The indebtedness to the Lessor is unsecured, interest-free and repayable on demand. The lease payment to Lessor is payable and settled on a monthly basis and, therefore, there is no effect on the indebtedness. The Lease stipulates that Xcentz Limited is responsible for all electricity charges incurred. The term of the Lease is four years, or until September 30, 2028, and automatically renews for successive one-year terms unless terminated by Xcentz Limited. The Lease also may be terminated at any time by mutual written consent. The Lessor is responsible for all maintenance and repair of the Miners and for replacement if a Miner cannot be repaired.

The above-listed agreements have been filed as Exhibits 10.14 through 10.24 to the registration statement of which this prospectus forms a part.

Competition

The competitive landscape in the Bitcoin Mining industry is complex and constantly evolving. There are participants of many different sizes with different capital structures, power relationships, supply agreements and operational capabilities. As interest in Bitcoin has grown along with the asset price, capital has similarly been shifting towards the Mining sector. A number of public and private companies have made Bitcoin Mining their core business and purpose-built Miners have shifted their strategies towards enterprise scale.

Miners can range from individual enthusiasts to professional Mining operations with dedicated Mining facilities. Miners may organize themselves in Mining pools. We compete or may in the future compete with other companies that focus all or a portion of their activities on owning or operating Digital asset exchanges, developing programming for the Blockchain, and Mining activities. Currently, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. While there is limited available information regarding non-public competitors, several public companies (traded in the United States or internationally), such as the following, are considered our competitors:

Across these market participants, the already limited disclosures regarding performance of operations, intended growth and hardware pre-orders vary. The opaque nature of the industry makes it challenging to predict key metrics like total network Hash reliably.

The industry is also still largely serviced by two leading ASIC manufacturers, MicroBT and Bitmain, thus introducing unusual supply dynamics when sourcing the ASICs that power the operations.

Several public companies (traded in the U.S. and internationally) and private companies may be considered to compete with us, including the following companies which we have identified as primary competitors:

●	Canaan Inc.

●	Hut 8 Corp.

●	Cipher Mining Technologies Inc.

●	HIVE Digital Technologies Ltd.

●	Bitfarms Ltd.

The availability and reliability of published sources of information relating to Cryptocurrency and Bitcoin cannot be assured. However, we believe that through our current scaled operations and continued development of new sites, we are well positioned among these competitors.

Proof-of-stake networks also serve as competition to the Bitcoin Blockchain. As proof-of-stake algorithms create new Blocks in a Blockchain without resource intensive calculations to validate transactions, companies with significant advantages in terms of scale or low-cost power may be less competitive on a proof-of-stake network. We do not intend to operate on a proof-of-stake network.

Intellectual Property Rights

Domain Name

Our domain name, https://www.coolbittech.com, was registered on April 10, 2024. The registration expires on April 10, 2029.

Trademark

Trademark	Country	Type	Date Filed	Status

	Canada	Word & Design Mark	April 2, 2025	Accepted

	Hong Kong, China	Word & Design Mark	April 3, 2025	Registered

Seasonality

Our business is not generally subject to seasonality. However, Bitcoin generation from our Mining operations may vary depending on our total Hashrate at a given point in time relative to the total Hashrate of the Bitcoin network.

Real Properties

Owned

Neither the Company nor any of its subsidiaries owns any real property.

Leased

The Company has entered into a co-working arrangement for the use of office space located at 530 Technology Drive, Suites 100 & 200, Irvine, California. The agreement allows for use of the space by one person, currently terminates on October 31, 2025, is renewable annually and currently provides for a monthly fee of $606.

The Company utilizes office premises located at Room 1506, 15/F, Wing On Centre, 111 Connaught Road Central, Hong Kong as its registered office address, pursuant to an authorization agreement with Kingkey Intelligence Culture Holdings Limited (“KKIC”), the lawful tenant of the premises. The agreement provides for a monthly payment of HK$23,000 and the arrangement may be terminated by either party upon one month’s advance written notice. Mr. Jiajun Chen, our Chief Executive Officer, and Mr. Fei Ma, our Chief Financial Officer, serve as directors of KKIC.

Our Employees

All aspects of our business require specialized knowledge and technical skill. Such knowledge and skills include the areas of Blockchain technology, research and development, digital currency assets, digital currency market, Digital asset operations, human resource management and data privacy, as well as legal compliance, finance and accounting. We believe that we have adequate personnel and resources with the specialized skills required to carry out our operations successfully. As of the date of this prospectus, we have 8 full-time employees.

The following table sets forth a breakdown of our employees by location:

Location	Full-Time	Part-Time	Total

Manitoba, Canada Facility	0	0	0
Austin, Texas Facility	0	0	0
Kansas City, Missouri Facility	1	0	1
Irvine, California Office	0	0	0
Hong Kong Office	7	0	7

Of the Company’s eight employees, three are in the finance department, three are in the operations department, one is in the human resources/administration department and one is in the secretarial department.

None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages. We believe our relationship with our employees is good.

Corporate Information

Our principal executive office is located at Room 1506, 15/F, Wing On Centre, 111 Connaught Road Central, Hong Kong, which is where our records are kept. Our telephone number at that office is +852 3589-5718. We were incorporated in the Cayman Islands on October 17, 2023.

Legal Proceedings

As of the date of this prospectus, we know of no material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any of our subsidiaries, involved as a plaintiff or defendant in any material proceeding or pending litigation.

As of the date of this prospectus, there is a potential lawsuit against Coolpad Group Limited, the prior beneficial owner of 100% of the Company’s issued and outstanding shares. The allegation involves patent infringement with respect to certain of Coolpad Group Limited’s smartphone products. No complaint has been filed as of the date of this prospectus; therefore we do not know the specific allegations or the amount of the alleged damages. Our only connection to this potential litigation lies in Coolpad Technologies US’s prior business in mobile phone sales when it was an operating subsidiary of Coolpad Group Limited.

Coolpad Group Limited and the Company have signed an Indemnity Agreement dated December 27, 2024, in which Coolpad Group Limited agrees to assume all liabilities arising from any existing and future litigation involving the Company and its subsidiaries to the extent that such liabilities are attributable to the business operations of the Company and its subsidiaries prior to February 20, 2025, the date as of which Coolpad Group Limited’s indirect ownership interest in the Company was reduced to 18.8%.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation, or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Government Regulation

United States

The laws and regulations applicable to Digital assets are evolving and subject to interpretation and change. For example, the Cyber-Digital Task Force of the U.S. Department of Justice published a report titled “Cryptocurrency: An Enforcement Framework” in October 2020 that detailed the Department of Justice’s view with respect to Digital assets and the tools at the Department of Justice’s disposal to deal with threats posed by Digital assets. In March 2021, the then-nominee for Chair of the SEC expressed the need for investor protection along with promotion of innovation in the Digital asset space. In February 2021, representatives of the government of Inner Mongolia, China announced plans to ban Digital asset Mining within the province due to the energy and rare Earth mineral demands of the industry.

Governments around the world have reacted differently to Digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., Digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As Digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, the CFTC, the SEC, FINRA, the CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of Digital assets networks, Digital assets users and Digital assets exchange markets. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of Digital assets markets and our Digital assets operations. Additionally, U.S. state and federal and foreign regulators and legislatures have taken responsive action against Digital assets businesses or enacted restrictive regimes in response to hacks, consumer harm or criminal activity stemming from Digital assets activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total electricity consumption of Cryptocurrency-Mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of Cryptocurrency-Mining in their respective states. For example, in November 2022, New York passed a law banning certain Bitcoin Mining operations that run on carbon-based power sources. For the next two years, unless a company engaged in PoW Mining, such as ours, which requires sophisticated gear and large amounts of electricity, uses 100% renewable energy, it will not be allowed to expand or renew permits, and new entrants will not be allowed to come online.

Due to the relatively short history of Bitcoin and Digital assets, and their emergence as a new asset class, government regulation of Blockchain and Digital assets is constantly evolving, with increased interest expressed by U.S. and international regulators.

Government regulation of Blockchain and Digital assets is under active consideration by the United States federal government via its agencies and regulatory bodies, as well as by similar entities in other countries and transnational organizations. State and local regulations also may impact our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in Blockchain or Digital asset businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “initial coin offerings”) and has made statements and official promulgations as to the status of certain Digital assets as “securities” subject to regulation by the SEC.

The effect of any regulatory change, either by the federal, state, local or foreign governments or any self-regulatory agencies on us is impossible to predict, but such change could be substantial and may have a material adverse effect on our business, financial condition and results of operations. While we are unaware of significant adverse governmental or regulatory action adverse to Bitcoin Mining in the United States, there is no guarantee that future regulation or adverse action will not take place and interpretation of existing regulations in a manner adverse to our business is possible.

In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect Digital assets, Digital asset networks and their users and participants. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of Digital assets by users, merchants and service providers outside of the United States, and may therefore impede the growth of Digital assets. Several Eastern European and Asian countries have a more restrictive posture toward Digital assets and, thereby, have reduced the rate of expansion of Digital asset use, as well as Mining, in each of those countries. Presently, we do not believe any U.S. federal or state regulatory body has taken any action or position adverse to Bitcoin, with respect to its production, sale and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability. As the regulatory and legal environment evolves, we may become subject to new laws and further regulation by the SEC and other agencies, which may affect our Mining and other activities.

We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and could make it difficult for us to operate our business or materially impact the market for Digital assets that we Mine or may Mine in the future. FinCEN has issued guidance stating its position that it does not differentiate between Fiat currency (which FinCEN calls “real currency”) and Digital assets that are convertible into Fiat currency or other forms of convertible virtual currencies (which FinCEN calls “virtual currency”) for purposes of determining whether a person or entity is engaging in “money transmission services.” Persons and entities engaging in virtual currency activities that amount to “money transmission services,” or otherwise cause them to be deemed a “money services business” under FinCEN’s regulations, must register with FinCEN as a money services business, implement an “effective” anti-money laundering program and comply with FinCEN’s reporting and recordkeeping requirements.

In May 2019, FinCEN issued guidance relating to how the U.S. Bank Secrecy Act and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain Mining and Mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating Mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer Mining power, may be subject to regulation. Although we believe that our Mining activities do not presently trigger FinCEN registration requirements under the U.S. Bank Secrecy Act, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under U.S. federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in our Ordinary Shares, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

According to the CFTC, Bitcoin falls within the definition of a “commodity” under the CEA. Under the CEA the CFTC has broad enforcement authority to police market manipulation and fraud in spot Digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving Digital assets that do not utilize margin, leverage or financing. The NFA is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other Digital assets derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for Digital assets trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain leveraged commodity transactions involving Digital assets, including the markets on which these products trade.

Canada

Cryptographic currencies such as Bitcoin are not classified as a legal tender in Canada. Cryptocurrencies are partially regulated, but only in certain respects, as set out below. A crypto asset trading platform (“CTP”) used to exchange crypto assets might be subject to securities law, and may be required to apply for registration as an investment dealer and for membership with Canadian Investment Regulatory Organization (“CIRO”). Registration of CTPs is also required for trading in cryptographic assets that are securities and/or derivatives or in instruments or investment contracts, based on cryptographic assets, that are securities or derivatives. There have been enforcement proceedings against non-compliant crypto asset trading platforms, wherein substantial monetary sanctions were levied and permanent market participation bans were ordered. Directors of non-compliant CTPs have been permanently prohibited from being directors or officers of any company that offers securities to the public.

A transferor of Cryptocurrencies might be classified as a “reporting entity” according to Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”), which is the anti-money laundering regulator in Canada. Such classification would lead to the transferor having an obligation to report certain transactions called “large virtual currency transactions” (i.e., with a value of CAD10,000 or larger) to FINTRAC. In addition to reporting large virtual currency transactions, a reporting entity may also be required to submit suspicious transaction reports to FINTRAC when it has reasonable grounds to suspect that a transaction is related to the commission, or the attempted commission, of a money laundering or terrorist activity financing offense. Therefore, a reporting entity may be required to submit a large virtual currency transaction report and a suspicious transaction report for the same transaction.

Our Canadian counsel, Aird & Berlis LLP, has advised us that (i) because all Bitcoin rewards earned from the operations of our Miners in Canada are earned and held by our Operating Subsidiary, there is no requirement for the Company or our Operating Subsidiary to register with FINTRAC as a reporting entity; and (ii) because our Operating Subsidiary is not trading in Bitcoin to the public, it is not engaged in activity that requires registration under any securities legislation in Canada.

Hong Kong

Bitcoin is classified as a virtual commodity in Hong Kong and not as legal tender or as a security. As a virtual commodity, however, Bitcoin is subject to a mandatory virtual assets service provider (VASP”) licensing regime. A virtual asset (“VA”) is defined broadly as a digital representation of value that is cryptographically secured and transferable or tradable electronically. A “VA service” is defined to mean operating a virtual asset exchange, meaning providing services through means of electronic facilities whereby:

(i) there is an offer to sell or purchase virtual assets regularly made or accepted in a way that forms or results in a binding transaction; or

(ii) persons are regularly introduced or identified to other persons in order that they may negotiate or conclude a sale or purchase of virtual assets in a binding transaction,

where client money or client virtual assets comes into direct or indirect possession of the person providing such service.

Under the VASP Licensing Regime in Hong Kong, a VASP license is required for carrying on a virtual asset service business and applies to (i) any person in Hong Kong that carries on a business of providing any VA service or holds themselves out as carrying on a business of providing any VA service; or (ii) any person outside of Hong Kong that (a) actively markets to the public in Hong Kong any services the person provides or purports to provide, and (b) the provision of such services, in done in Hong Kong, would constitute providing a “VA service.”

Entities offering such services without a license face severe penalties: up to HK$5 million in fines and seven years imprisonment, with additional daily fines for continuous violations.

The Anti-Money Laundering and Counter Terrorist Financing Ordinance (the “AMLO”) in Hong Kong applies to financial institutions (including Hong Kong Monetary Authority authorized institutions such as banks, Securities Futures Commission (“SFC”)-licensed corporations, licensed insurance companies, stored value facility issuers and money service operators and designated non-financial business and professionals, such as lawyers, certified public accountants, licensed estate agents and trust and company services agents). Thus, all SFC-licensed entities conducting regulated activities are subject to the Anti-Money Laundering/Counter Terrorist Financing obligations of the AMLO, which also includes licensed VASPs.

We have been advised by our Hong Kong counsel, Robertsons, that, as we do not operate a virtual asset exchange and do not fall within any of the categories constituting a financial institution, we are not required to obtain a license and are not subject to the AMLO in Hong Kong.

Other Regulations in Hong Kong

The following sets forth a summary of the general Hong Kong laws and regulations applicable to our Group’s business in Hong Kong.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offense and shall be liable to a fine of HK$5,000 and to imprisonment for one year. As of the date of this prospectus, we hold a valid business registration certificate under the Business Registration Ordinance that expires on May 5, 2026.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of this Ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(1)	Where a person entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(2)	Where a person entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.\

(3)	Where a person entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(4)	Damages may be awarded against a person under subsection (2) whether or not he is liable to damages under subsection (1), but where he is so liable any award under subsection (2) shall be taken into account in assessing his liability under subsection (1).

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance, or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Under the EO, the wage period in respect of which wages are payable under a contract of employment shall be deemed to be one month, until the contrary is proved. Wages shall become due on the expiry of the last day of the wage period and shall be paid as soon as is practicable but in any case not later than seven days thereafter. In the case where wages are not paid within seven days after which they become due and payable, interest will be imposed at a rate fixed by the Chief Justice in the Hong Kong Special Administrative Region Gazette under Section 50 of the District Court Ordinance (Chapter 336).

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance, or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance, or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme.

An employer who, without reasonable excuse, fails to comply with the requirement imposed on employers in relation to arranging for its employees to become scheme members, commits an offense and is liable on conviction to a fine of HK$350,000 and to imprisonment for 3 years, and to a daily penalty of HK$500 for each day on which the offense is continued.

An employer who, without reasonable excuse, fails to comply with the requirements in relation to making mandatory contributions to the MPF Scheme commits a criminal offense and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offense and the employer is liable on conviction to a fine of HK$200,000 (US$26,000). An employer who fails to do so intentionally, knowingly or recklessly commits an offense and is liable on conviction to a fine of HK$200,000 (US$26,000) and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offense punishable by a fine of HK$200,000 (US$26,000) and HK$500,000 (US$64,000) respectively and imprisonment of up to 12 months.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$42.10 per hour with effect from May 1, 2025) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (except those specified under section 7 of the Minimum Wage Ordinance). Any provision of a contract of employment that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, or the IRO, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

The IRO provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate, which stood at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 for corporate taxpayers as of the date of this prospectus. The IRO also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Our directors confirm that our Operating Subsidiary complied with the applicable provisions under the Inland Revenue Ordinance for its fiscal years ended December 31, 2022, 2023 and 2024.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% (commencing from November 17, 2023) on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance, or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong)

The Prevention of Bribery Ordinance prohibits all forms of bribery and corruption. Any director or employee is prohibited from soliciting, accepting or offering any bribe in conducting a company’s business or affairs, whether in Hong Kong or elsewhere. In particular, in conducting all business or affairs of a company, the director or employee must comply with the Prevention of Bribery Ordinance and must not:

(a)	solicit or accept any advantage from others as a reward for or inducement to doing any act, abstaining from doing any act or showing favor in relation to the company’s business or affairs, or offer any advantage to an agent of another as a reward for or inducement to doing any act, abstaining from doing any act of showing favor in relation to his principal’s business or affairs;

(b)	offer any advantage to any public servant, which, for the purpose of the Prevention of Bribery Ordinance, includes any employee of a public body, such as departments of the Hong Kong government, as a reward for or inducement to his performing any act in his official capacity or his showing any favor or providing any assistance with the Hong Kong government or public body;

(c)	offer any advantage to any staff of any department under the Hong Kong government or public body while he is having business dealing with the latter; or

(d)	offer any advantage to any other person as an inducement to or a reward for the withdrawal of a tender or the refraining from making of a tender for any contract with a public body or bidding at any auction conducted by any public body.

Depending on the offense committed, the maximum penalties for the above offenses under the Prevention of Bribery Ordinance range from fines of HK$100,000 to HK$500,000 and imprisonment for 1 year to 10 years.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance, or the UNATMO, provides that it is a criminal offense to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong)

The Personal Data (Privacy) Ordinance protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

CRYPTOCURRENCY ISSUES AND CONSIDERATIONS

Government regulation of Blockchain technology and Bitcoin specifically is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to our Bitcoin Mining activities and other related activities in which we participate or may participate in the future. Certain regulatory bodies have shown an interest in regulating or investigating companies engaged in the Blockchain technology or Bitcoin business.

In addition, because transactions in Bitcoin provide a reasonable degree of pseudo anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of Bitcoin platforms, and there is the possibility that law enforcement agencies could close Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms or infrastructure. For example, the Secretary of the U.S. Department of the Treasury Janet Yellen noted during her nomination hearing before the Senate Finance Committee in January 2021 that Cryptocurrencies have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Accordingly, Secretary Yellen expressed her view that federal regulators needed to look closely at how to encourage the use of Cryptocurrencies for legitimate activities while curtailing their use for malign and illegal activities. Furthermore, in December 2020, the Financial Crimes Enforcement Network (“FinCEN”), a unit of the U.S. Department of the Treasury, focused on money laundering and proposed a new set of rules for Cryptocurrency-based exchanges aimed at reducing the use of Cryptocurrencies for money laundering. These proposed rules would require filing reports with FinCEN regarding Cryptocurrency transactions in excess of $10,000 and impose record-keeping requirements for Cryptocurrency transactions in excess of $3,000 involving users who manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including the proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether the proposed FinCEN rules will take effect.

Multiple United States federal agencies and regulators have been active in rulemaking, issuing guidance and regulating various actors in the Blockchain technology industry, including the CFTC, SEC, FINRA, OCC, CFPB, FinCEN, OFAC, IRS, FDIC, and Federal Reserve. In March 2022, the United States announced plans to establish a unified federal regulatory regime for Cryptocurrency, and in January 2023, the House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the Digital asset industry. In February 2023, Bipartisan leadership of the Senate Banking Committee announced a similar goal. Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC, and other federal or state agencies, which may affect our Bitcoin Mining and other related activities. Certain state and local authorities have introduced and passed legislation that may affect our business and the business of Bitcoin Mining. New York recently enacted a 2-year ban on new Cryptocurrency Mining conducted at fossil fuel-burning plants. It is possible that other states may likewise create laws that specifically impact our business.

In 2022, FTX Trading Ltd. and several other major Cryptocurrency exchanges declared bankruptcy. The U.S. Department of Justice brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses against FTX’s former CEO and others. FTX is also under investigation by the SEC, the Justice Department, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the Digital asset markets have experienced extreme price volatility and declines in liquidity, and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. These events continue to develop rapidly, and it is not possible to predict at this time all of the risks that they may pose to us or on the Digital asset industry as a whole.

There have been a growing a number of attempts to list on national securities exchanges the shares of funds that hold crypto assets or that have exposures to crypto assets through derivatives. These investment vehicles attempt to provide institutional and retail investors exposure to markets for crypto assets and related products. While the SEC gave approval to the first set of funds linked to crypto asset derivatives with the launches of the ProShares Bitcoin Strategy ETF (BITO), Valkyrie Bitcoin Strategy ETF (BTF), and VanEck Bitcoin Strategy ETF (XBTF) in the fourth quarter of 2021, the SEC previously denied repeated requests for funds that hold crypto assets or that have exposures to crypto assets through derivatives. The exchange listing of shares of crypto asset funds would create more opportunities for institutional and retail investors to invest in the crypto asset market. If exchange-listing requests are not ultimately approved by the SEC, increased investment interest by institutional or retail investors could fail to materialize, which could reduce the demand for crypto assets generally and therefore adversely affect us.

For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see “Risk Factors” herein.

Environmental Considerations

Environmental considerations are top priority for us. We currently prioritize clean hydroelectric and wind energy sources while maintaining grid reliability through supplemental natural gas capacity during demand fluctuations.

MANAGEMENT

Our board of directors is the primary decision-making body of our Company, setting fundamental business strategies and policies for the management and operation of our Operating Subsidiary’s business and monitoring their implementation.

Our board of directors currently consists of five directors, comprised of two executive directors and three independent non-executive directors. Our Chairman of the Board, Chief Executive Officer and Executive Director, Mr. Jiaiun Chen, and our Chief Financial Officer, Mr. Fei Ma, both provide services to the Company in their respective roles as the chairman and chief executive officer and chief financial officer, respectively, of Coolpad Group Limited (“Coolpad HKEX”). Coolpad HKEX lists its shares on the Main Board of the Hong Kong Stock Exchange. Mr. Chen and Mr. Ma each devote approximately 40 hours per week to the Company and approximately 40 hours per week to Coolpad HKEX. Mr. Chen also serves as a non-executive director for BitStrat Holdings Limited (“BitStrat HKEX”), another company listed on the Hong Kong Stock Exchange, but is not involved in the daily operation and management of that company. Both Mr. Chen and Mr. Ma are key members of our management team with extensive industry experience, and their concurrent roles with Coolpad HKEX may divert their time, resources and attention away from their duties of managing the Company, which may have a material adverse effect on the Company’s financial performance. See “Risk Factors - Our officers and directors presently have, and any of them in the future may have, additional fiduciary or contractual obligations to another entity, Coolpad Group Limited, and accordingly, may have conflicts of interest in allocating their time between us and Coolpad Group Limited” on page 53 of this prospectus.

The following table sets forth the names, ages and titles of our executive officers and directors:

Name	Age	Title

Executive Officers and Directors:
Jiajun Chen	32	Chairman, Executive Director and Chief Executive Officer
Sze Wah Sam Cheung	42	President and Executive Director
Fei Ma	41	Chief Financial Officer
Independent Non-executive Directors:
Fuwing Lau	45	Independent Non-executive Director
Kingyin Wong	49	Independent Non-executive Director
Guan Wang	38	Independent Non-executive Director

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected for a term of three years and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the board of directors.

Executive Officers and Directors

Mr. Jiajun Chen, aged 32, is the Chief Executive Officer and Chairman of the board of directors of the Company. He has extensive investment experience and currently has a wide variety of investments in different industry sectors. He currently serves as the executive director, the Chief Executive Officer and Chairman of the board of the Coolpad Group Limited (stock code: 02369.HK), a Hong Kong Stock Exchange-listed entity focused on innovative smartphone solutions, mobile data platforms and value-added services incorporating wearables, IoT, AI and accessories. Mr. Chen served as an executive director and the Chairman of the board of Allegro Culture Limited, a Hong Kong Stock Exchange listed company, (stock code: 00550) from August 2023 to May 2024. And Mr. Chen served as an executive director of BitStrat Holdings Limited, a Hong Kong Stock Exchange listed company, (stock code: 06113.HK) from June 2025 to October 2025 and served as an non-executive director of BitStrat Holdings Limited from October 2025 till now. Before joining Coolpad Group Limited, Mr. Chen served at Shenzhen Kingkey Banner Commercial Management Ltd as a vice-president from May 2015 to May 2018, as president from May 2018 to January 2019 and as chairman of the board from February 2019 to August 2023. Mr. Chen currently also serves as a director of USC South China Alumni Club. Additionally, Mr. Chen was appointed as (i) the non-independent director of Shenzhen Kingkey Smart Agriculture Times Co., Ltd. (深圳市京基智農時代股份有限公司), a PRC company listed on the Shenzhen Stock Exchange (stock code: 000048), from June 2020 to October 2022; and (ii) an executive director of Kingkey Financial International (Holdings) Limited, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 01468), from August 2020 to March 2024. Mr. Chen holds a master’s degree in Science of Finance from the University of Southern California, USA.

Mr. Fei Ma, aged 41, is Chief Financial Officer of the Company. He has more than 10 years of experience in accounting and finance. Currently, Mr. Ma serves as Chief Financial Officer, Director and Company Secretary of Coolpad Group Limited (Stock Code: 02369.HK), a Hong Kong Stock Exchange-listed entity focused on innovative smartphone solutions, mobile data platforms and value-added services incorporating wearables, IoT, AI and accessories. Mr. Ma joined Coolpad Group Limited in 2006 and he served as (i) Account and Financial Manager from August 2009 to February 2012; (ii) Investor Relations Director from December 2013 to August 2016; and (iii) Financial Director in 2017. Furthermore, he served as a director of Allegro Culture Limited, a Hong Kong Stock Exchange listed company, (stock code: 00550) from September 2023 to July 2024. Mr. Ma holds a bachelor’s degree in accounting from Xi’an Jiaotong University, the PRC.

Mr. Sze Wah Sam Cheung, aged 42, is the President and an executive director of the Company. He has extensive investment experience in various industries. Mr. Cheung successfully nurtured various companies which became listed. He is director of Responsive Education Limited Hong Kong. He was part of the founding team of the eRisk Team at HSBC Global Markets Hong Kong, which was responsible for building the global high frequency FX trading platform in the bank. From 2008 to 2010, he worked as a trader for the Global Proprietary Trading desk in Deutsche Bank. In 2010, Mr. Cheung founded EverTeam Asia Investment Limited, a private lending business in Hong Kong and China that used quantitative financial modeling, and he ran that business until 2019. From 2019 to the present, he runs his own family office.

Mr. Cheung holds a PhD in Finance from Columbia University in New York, as well as a Master Degree in Quantitative Economics and a Bachelor Degree in Computational Finance from Carnegie Mellon University.

Mr. Fuwing Lau, aged 45, commenced serving as an independent director of the Company as of July 15, 2025. Mr. Lau will serve as chairman of the compensation committee and as a member of the audit committee and the nomination committee.

Mr. Lau is the Chief Executive Officer, Executive Director and Responsible Officer of the Hong Kong based Arta Global Markets Limited (“AGML”). Mr. Lau developed AGML into a regulated financial institution offering one-stop brokerage, asset management and custodian services in Digital assets and traditional assets with strong growth in Digital asset on-and-off ramp businesses, facilitating cross-border payment with stablecoins. From June 2021 to October 2021, Mr. Lau led a successful restructuring of Freeman Fintech Corporation Limited under provisional liquidation and completed trading resumption of the restructured company on the Hong Kong Stock Exchange under a new company name, Arta TechFin Corporation Limited (HKEX: 0279). Under Mr. Lau’s leadership in Blockchain development as the Chief Executive Officer and Executive Director from June 2021 to January 2024, Arta TechFin was awarded “The Best Technology Award” by the Hong Kong Monetary Authority in November 2022 and was invited to participate in their Project Ensemble for strategic development of Blockchain infrastructure and use cases in Hong Kong.

From April 2018 to December 2020, he held senior executive positions including Chief Investment Officer of the international division with one of the largest Sino-Foreign joint venture fund management companies, Rongtong Fund Management, in China. From March 2006 to February 2018, he managed absolute return portfolios at Elliott Advisors and Merrill Lynch, and subsequently co-founded PCA Investments (a hedge fund) in Beijing, China and Harmony Advisory (an external asset manager) in Hong Kong, China. In both of those companies, Mr. Lau’s primary responsibility was as senior portfolio manager. He began his finance career as a convertible bond trader with UBS in the United States in June 2002.

Mr. Lau received a Bachelor of Arts degree in Economics with Honors from the University of Chicago (“UChicago”) in 2002. He is a current member of the UChicago Alumni Board and was the President of the Alumni Club of Hong Kong until June 2023. He received the UChicago Alumni Service Award in May 2023 and Club of the Year Award in June 2018. He has been a committee member of the Hong Kong Football Association, China since 2019. In July 2024, Mr. Lau was appointed Adjunct Associate Professor at the University of Hong Kong to teach Digital asset undergraduate classes.

Mr. Lau is currently licensed by the Securities and Futures Commission of Hong Kong to conduct Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities) and Type 9 (asset management) regulated activities in the capacity of Responsible Officer and an Exchange Participant Responsible Officer of Hong Kong Exchanges and Clearing Limited.

Mr. Kingyin Wong, aged 49, commenced serving as an independent director of the Company as of July 15, 2025. Mr. Wong will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Wong has over 20 years of experience in accounting and finance. He founded Bob K.Y. Wong & Co. in February 2022 and has since been managing the CPA firm as sole proprietor. From June 2015 to May 2017, Mr. Wong served as the senior finance manager at Group M Limited, a media investment group. He was responsible for the review of financial analysis on budgets, forecasts and monthly management reporting from local finance offices in the Asia Pacific. Prior to that, from October 2012 to May 2014, Mr. Wong was the financial control manager at Sun Hung Kai Properties Ltd, a publicly listed property developer in Hong Kong (HKSE: 0016). His responsibilities in that position included conducting financial, operational and business review of subsidiaries of the group and implementing business planning and budgetary control processes. From March 2011 to September 2012, he was the regional assistant financial planning & analysis manager at Belden Inc., and from January 2008 to March 2011, Mr. Wong was the regional assistant finance manager at Johnson Controls Inc.

Mr. Wong completed his bachelor’s degree in business administration at the Lingnan University in 1999. He obtained a master of corporate finance degree from the Hong Kong Polytechnic University in 2008. Mr. Wong is a practicing CPA and is also a member of the Hong Kong Institute of Certified Public Accountants.

Ms. Guan Wang, aged 38, commenced serving as an independent director of the Company as of July 15, 2025. Ms. Wang will serve as chairman of the nomination committee and as a member of the audit committee and the compensation committee.

Ms. Wang has been a partner in the law firm of Jingtian & Gongcheng since December 2020. From October 2010 to November 2020, Ms. Wang practiced law with King & Wood Mallesons Law Firm. Ms. Wang provides professional advice to national think tanks, including China Academy of Social Management and China Institute of Education and Social Development. Ms. Wang serves as the inaugural director of the Institute of Securities Law of the Shenzhen Law Society, a member of the Securities Committee of the Shenzhen Lawyers Association and a part-time arbitrator at the Shenzhen Labor and Personnel Dispute Arbitration Committee. Ms. Wang also teaches a “Corporate Law and Commercial Law” course for postgraduates at The Chinese University of Hong Kong (Shenzhen). Ms. Wang has been serving as an independent director of Hynar Water Group Co Ltd. (stock code: 300961) and OFILM Group Co., Ltd. (stock code: 002456), both of which are listed on the Shenzhen Stock Exchange, since October 14, 2022 and August 4, 2023, respectively. Ms. Wang has also been serving as an independent non-executive director of Coolpad Group Limited (stock code: 2369), the shares of which have been listed on the Main Board of the Hong Kong Stock Exchange, since October 11, 2023.

Ms. Wang graduated from Beijing Normal University with dual Bachelor degrees in Law and Economics and obtained her Master of Law degree from New York University. Ms. Wang was admitted to the New York Bar in 2010 and was qualified to practice law in the People’s Republic of China in 2013. In 2016, Ms. Wang obtained the China Securities Investment Fund Industry Practitioner Certificate. In 2022, she obtained the Qualification Certificate for Independent Directors of Listed Companies of the Shenzhen Stock Exchange.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Executive Director Service Agreements

We have entered into executive director service agreements with Mr. Jiajun Chen and Mr. Sze Wah Sam Cheung, our executive directors, dated April 1, 2024 and November 19, 2025, respectively (the “Executive Director Service Agreements”). Under the Executive Director Service Agreements, Mr. Chen and Mr. Cheung are employed for an initial term of three years unless terminated earlier. Upon expiration of the three-year term, the Executive Director Service Agreements will be automatically extended for successive one-year terms unless either party gives the other party a one month prior written notice to terminate the employment prior to the expiration of such one-year term or unless terminated earlier pursuant to the terms of the Executive Director Service Agreement. Notwithstanding any other termination provision, the appointment as a member of our board of directors will be deemed to be terminated without any notice or payment-in-lieu requirements on the part of the Company if the director is not re-elected as a director or is removed from the board by the shareholders of the Company in a general meeting or as otherwise vacated in accordance with the provisions of the Company’s articles of association.

We also may terminate employment for cause, at any time, without advance notice or remuneration, if the director (i) is guilty of any gross misconduct or willful neglect in the discharge of duties; (ii) becomes bankrupt or has a receiving order made against him or suspends payment of his debts or compound with creditors generally; (iii) ceases to be a director if he resigns his office by notice in writing to the Company or if the fixed term of appointment expires without renewal or if he is not re-elected as a director upon a retirement by rotation; (iv) becomes of unsound mind or dies; (v) is absent from meetings of the board during a continuous period of six months without special leave of absence from the board and the board passes a resolution that he has by reason of such absence vacated office; (vi) is prohibited or disqualified from acting as a director of the Company under any applicable law or is publicly censured or criticized by the SEC and the board is of reasonable view that retention of office by such director is prejudicial to the interest of the shareholders or the Company as a whole; (vii) is guilty of conduct tending to bring himself or any member into disrepute; (viii) is prohibited by law from fulfilling his duties; (ix) is convicted of any criminal offense (other than an offense which in the reasonable opinion of the board does not affect his position as a director); (x) permanently refuses to carry out any reasonable and lawful order given to the director by the board in the course of his appointment or persistently fails to attend to such reasonable and lawful order diligently; and (xi) is removed from office by notice in writing served upon him by not less than two-thirds of the directors.

Each director has agreed to hold, at all times during and after the termination or expiry of his Executive Director Service Agreement, in strict confidence and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without the written consent of the Company, any of our confidential information, or the confidential or proprietary information disclosed to the director by or obtained by the director from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

Each director has further agreed that during the continuance of appointment and for up to a period of 12 months thereafter, he shall not directly or indirectly, whether in Hong Kong, the United States, Canada or any other place or country where the Company conducts business at the time that appointment is terminated: (i) either alone or with others employ, solicit or entice, or endeavor to employ, solicit or entice, away from the Company any other member of the board of directors, manager or employee; or (ii) either alone or with others solicit business from any person, firm, company or organization which at any time during his appointment as a director has dealt with the Company or any other member of the board.

Under their respective Executive Director Service Agreements, Mr. Chen and Mr. Cheung shall each be paid a monthly fee of US$5,000. Copies of the Executive Director Service Agreements have been filed as Exhibits 10.6 and 10.7, respectively, to the registration statement of which this prospectus is a part.

Independent Director Agreements

We have also entered into agreements with all of our independent directors effective as of July 15, 2025 (collectively, the “Independent Director Agreements”). The terms of appointment continue until the independent director’s successor is duly elected or appointed and qualified or until the independent director’s earlier death, disqualification, resignation or removal from office (the “Expiration Date”). In exchange for each independent director’s service, the Company agreed to compensate the director and the director agreed to accept remuneration at the rate of US$2,000 per month, which compensation may be reviewed and adjusted at any time during the term of the Independent Director Agreements by the Compensation Committee. In the event that the independent director serves less than twelve consecutive months as a member of the board, the Company shall only be obligated to pay the pro rata portion of the independent director’s compensation for services performed during such year.

Board Composition

Our business and affairs are organized under the direction of our board of directors. Our board of directors currently consists of five members. Jiajun Chen currently serves as Chairman of our board of directors. The primary responsibilities of our board of directors is to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

The number of directors is fixed by our board of directors, subject to the terms of our Amended and Restated Memorandum and Articles of Association. Each of our directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Role of Board in Risk Oversight

Risk assessment and oversight is an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into its corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that includes a focused discussion and analysis of the risks facing our Company. Throughout the year, senior management reviews these risks with our board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address the risks inherent in their respective areas of oversight.

While our board of directors is responsible for monitoring strategic risk exposure, our audit committee oversees management of financial reporting, compliance, litigation risks and cybersecurity, as well as the steps management has taken to monitor and control such exposures. Our nomination committee manages risks associated with the independence of our board of directors, potential conflicts of interest and the effectiveness of our board of directors. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation policies, plans and arrangements and the extent to which those policies or practices increase or decrease risks for our Company.

Director Independence

We adhere to the rules of the Nasdaq Stock Market LLC (“Nasdaq”) in determining whether a director is independent. We have undertaken a review of the independence of our directors and determined that each of Messrs. Lau and Wong and Ms. Wang qualifies as an “independent director,” as defined under the rules of Nasdaq, and our board of directors consists of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, we are subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Conflict of Interest

Under Cayman Islands law, our directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty to exercise authority for the purpose for which it is conferred and a duty to exercise powers fairly as between different sections of shareholders; (v) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (vi) duty to exercise independent judgment.

In addition to the above, our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director. As set out above, directors have a duty not to put themselves in a position of conflict. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance provided that there is full disclosure by the directors. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association as. Our company has a right to seek damages against any director who breaches a duty owed to us.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our board of directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our Company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at https://www.coolbittech.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit Committee

Fuwing Lau, Kingyin Wong and Guan Wang, all of whom are our independent non-executive directors, will serve on the audit committee, which will be chaired by Kingyin Wong. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Kingyin Wong as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services and the terms of such services to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

●	reviewing earnings releases;

●	continuously monitoring for any potential cybersecurity risks as part of the Company’s overall risk management program; and

●	such other responsibilities as may be delegated to it from time to time by the board of directors.

Compensation committee

Fuwing Lau, Kingyin Wong and Guan Wang, all of whom are our independent non-executive directors, will serve on the compensation committee, which will be chaired by Fuwing Lau. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	implementing the Company’s Compensation Recovery Policy;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Fuwing Lau, Kingyin Wong and Guan Wang, all of whom are our independent non-executive directors, will serve on the nomination committee, which will be chaired by Guan Wang. Our board of directors has determined that each member of the nomination committee is “independent” as defined in applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have ever been one of our executive officers or employees. None of our executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of our board of directors or compensation committee.

Board Diversity

Our nomination committee is responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for our board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), our nomination committee, in recommending candidates for election, and our board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

●	personal and professional integrity;

●	ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

●	professional and academic experience relevant to our industry;

●	experience as a board member of another publicly held company;

●	strength of leadership skills;

●	experience in finance and accounting and/or executive compensation practices;

●	ability to devote the time required for preparation, participation and attendance at board of directors’ meetings and committee meetings, if applicable;

●	background, gender, age and ethnicity;

●	conflicts of interest; and

●	ability to make mature business judgments.

Our board of directors evaluates each individual in the context of our board of directors as a whole, with the objective of ensuring that our board of directors, as a whole, has the necessary tools to perform its oversight function effectively in light of our business and structure.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq Markets. The application of such exceptions requires that we disclose each Nasdaq Markets corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Markets corporate governance standard. We currently follow the Nasdaq Market’s corporate governance standards listed below:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Marketplace Listing rules;

●	the requirement under Section 5605(d) of the Nasdaq Marketplace Listing Rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation; and

●	the requirement under Section 5605(e) of the Nasdaq Marketplace Listing Rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Code of Conduct and Code of Ethics

As of the effective date of the registration statement of which this prospectus is a part, we have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at https://www.coolbittech.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the Nasdaq corporate governance rules.

EXECUTIVE AND DIRECTOR COMPENSATION

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee determines the salaries of our directors and members of our senior management based on their qualifications, positions and seniority.

Notwithstanding the below compensation table: (i) no remuneration was paid to our directors or the five highest paid individuals as an inducement to join, or upon joining, our Company; (ii) no compensation was paid to, or receivable by, our directors or past directors or the five highest paid individuals during the fiscal years ended March 31, 2023, 2024 and 2025 for the loss of office as a director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group; and (iii) none of our directors waived any emoluments during the same period. Notwithstanding the below compensation table, no director has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a director, or otherwise for service rendered by him in connection with the promotion or formation of us.

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the fiscal years ended March 31, 2023, 2024 and 2025.

Summary Compensation Table

		Compensation Paid
Name and Principal Position	Fiscal Year	Salary (US$’000)	Bonus (US$’000)	Other Compensation (US$’000)
Jiajun Chen, CEO, Chairman and	2023	Nil	Nil	Nil
Executive Director(1)	2024	60	Nil	Nil
	2025	60	Nil	Nil

Fei Ma, CFO(1)	2023	Nil	Nil	Nil
	2024	36	Nil	Nil
	2025	36	Nil	Nil

Sze Wah Sam Cheung, President and Executive Director(2)	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil
	2025	Nil	Nil	Nil

Fuwing Lau, Independent	2023	Nil	Nil	Nil
Non-Executive Director(3)	2024	Nil	Nil	Nil
	2025	Nil	Nil	Nil

Kingyin Wong, Independent	2023	Nil	Nil	Nil
Non-Executive Director(3)	2024	Nil	Nil	Nil
	2025	Nil	Nil	Nil

Guan Wang,	2023	Nil	Nil	Nil
Independent Non-Executive Director(3)	2024	Nil	Nil	Nil
	2025	Nil	Nil	Nil

(1)	Jiajun Chen and Fei Ma have served in these positions since inception of the Company in October 2023.

(2)	Sze Wah Sam Cheung has served as an executive director of the Company since November 19, 2025.

(3)	Fuwing Lau, Guan Wang and Kingyin Wong were appointed as independent non-executive directors effective July 15, 2025.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and our Class B Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. For the purpose of voting power, each Class A Ordinary Share entitles the holder to one vote and each Class B Ordinary Share entitles the holder to ten votes on any matter for which action of the shareholders of our Company is sought. The Class B Ordinary Shares vote together with the Class A Ordinary Shares. Percentage of beneficial ownership of each listed person prior to this offering is based on 6,999,920 Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on [  ] Class A Ordinary Shares and [  ] Class B Ordinary Shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriter’s over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have three shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Class A Ordinary Shares Beneficially Owned Prior to this Offering		Class B Ordinary Shares Beneficially Owned Prior to this Offering		Class A Ordinary Shares Beneficially Owned After this Offering		Class B Ordinary Shares Beneficially Owned After this Offering		Percentage of Total Voting Power After this Offering
	Number	Percent (%)(1)	Number	Percent (%)(1)	Number	Percent (%)(1)	Number	Percent (%)(1)	Percent (%)(1)(2)
Directors and Executive Officers:
Jiajun Chen(3)	1,317,632	18.8	1,882,368	18.8	1,317,632	[*]	1,882,368	18.8	[*]
Sze Wah Sam Cheung(4)	5,682,288	81.7	8,117,712	81.2	5,682,288	[*]	8,117,712	81.2	[*]
Fei Ma
Fuwing Lau	-	-	-	-	-	-	-	-	-
Kingyin Wong	-	-	-	-	-	-	-	-
Guan Wang	-	-	-	-	-	-	-	-	-

5% Shareholders
Prime Palace Investment Limited	3,982,288	56.9	8,117,712	81.2	3,982,288		8,117,712	81.2
Coolpad Investment Limited	1,317,632	18.8	1,882,368	18.8	1,317,632		1,882,368	18.8

(1)	Based on 6,999,920 Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares issued and outstanding immediately prior to the offering and [●] Class A Ordinary Shares to be issued and outstanding immediately after the offering assuming the underwriters do not exercise their over-allotment option

(2)	Immediately prior to this offering, Mr. Jiajun Chen, through his beneficial ownership of the shares held of record by Coolpad Investment, holds 18.8% of the total voting power and Mr. Sze Wah Sam Cheung, through his beneficial ownership of the shares held of record by Prime Palace and the 1,700,000 Class A Ordinary Shares held by him directly, holds 81.7% of the total voting power of the Company.

(3)	Mr. Jiajun Chen beneficially owns these shares by virtue of his being the Chairman of the board of directors of Coolpad Investment Limited, the record owner of the shares.

(4)	Sze Wah Sam Cheung (i) directly owns 1,700,000 Class A Ordinary Shares and (ii) beneficially owns 3,982,288 Class A Ordinary Shares and 8,117,712 Class B Ordinary Shares by virtue of his being the sole shareholder of Prime Palace, the record owner of those shares.

Unless otherwise noted below, the address of each person listed on the table is Room 1506, 15/F, Wing On Centre, 111 Connaught Road Central, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.

Since inception, we, including our Operating Subsidiary, entered into the following transactions with our related parties:

Balance due related party

		March 31,
Name	Nature	2024	2025
		US$	US$
Coolpad Investment Limited	Amount due to a related party	$82,275,025	$-
Coolpad Global Inc.	Accounts payable	$-	$3,168,498

Transactions with related parties

As of March 31, 2024 and 2025, the amount due to a shareholder represented temporary advances made to the Company. The amount is unsecured, interest-free and due on demand. Subsequently, the amount due to a shareholder was waived by the shareholder as a capital contribution to the Company.

In the ordinary course of business, during the fiscal years ended March 31, 2024 and 2025, the Company was involved in transactions with related parties, either at cost or at current market price and on normal commercial terms. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		For the fiscal years ended March 31,
Name	Nature	2024	2025
		US$	US$
Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd	Purchase of mobile phones and its accessories	$766,288	$-
Coolpad Global Inc.	Lease expenses for Mining machines included in cost of revenues	-	3,551,224
Coolpad Investment Limited	Debt waiver as a capital contribution	-	61,641,887
Coolpad Global Inc.	Disposal of Mining machines	$-	$13,236,741

Coolpad Global Inc. and Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd are 100% indirectly controlled subsidiaries of Coolpad Group Limited. As the Company was also a 100% indirectly controlled subsidiary of Coolpad Group Limited prior to February 20, 2025, Coolpad Global Inc. and Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd were related parties of the Company until February 20, 2025.

On February 20, 2025, Coolpad Group Limited, through its subsidiary Coolpad Investment, disposed of 81.8% of the Company’s shares. After this transaction, Coolpad Group Limited’s ownership in the Company decreased from indirect 100% control to indirect 18.8% ownership. As a result, subsequent to February 20, 2025, Coolpad Global Inc. and Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd are no longer related parties of the Company.

Other than as described above, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive and Director Compensation.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy. This written policy regarding related party transactions provides that a related party transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy also provides that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee has the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter provides that our audit committee shall review and approve or disapprove any related person transactions.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$10,000 divided into 1,000,000,000 shares with a par value of US$0.00001 each, comprised of (i) 900,000,000 Class A Ordinary Shares with a par value of US$0.00001 each; and (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. As of the date of this prospectus, 6,999,920 Class A Ordinary Shares and 10,000,080 Class B Ordinary Shares are issued and outstanding.

All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Class A Ordinary Shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

We have adopted an Amended and Restated Memorandum and Articles of Association, which became effective and replaced our prior Amended and Restated Memorandum and Articles of Association in its entirety effective August 12, 2025. The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association (our “M&A”) and of the Companies Act, insofar as they relate to the material terms of our shares.

Objects of Our Company. Under our M&A, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Share Rights. Our Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below:

(a) As regards conversion. A holder of Class B Ordinary Shares shall have the Conversion Right (as defined in our articles of association) in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issuance and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate as defined in our M&A. Such conversion shall take effect on the Conversion Date, as defined in our M&A.

(b) As regards voting rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with our articles of association), vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.

(c) As regards transfer. The Class A Ordinary Shares and Class B Ordinary Shares shall be freely transferable by any holder thereof to any person or entity in accordance with the provisions of our articles of association.

(d) As regards dividends. Each Class A Ordinary Share shall be entitled to such dividends as the Board may from time to time declare. The Class B Ordinary Shares shall not be entitled to any dividends or distributions (other than a distribution on a liquidation (see (e) below)).

(e) As regards a winding up or dissolution. In the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise, or upon any distribution of capital, the Class A Ordinary Shares and the Class B Ordinary Shares shall be entitled to the surplus assets of the Company on a pari passu basis.

Shares. Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our M&A provides that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation by its duly authorized representative), representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation by its duly authorised representative), and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the issued and outstanding shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our M&A, including a reduction of our share capital, and the winding up of our Company. The Company may, among other things, divide or combine its shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. However, as our M&A provides that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, then, if so required in the future, we will hold such meetings and will specify the meetings as such in the notices calling them. Any such annual general meetings shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our M&A provides that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our M&A does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions set out below and under “Shares Eligible for Future Shares,” any of our shareholders may transfer all or any of his, her or its shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up; (b) if such redemption or repurchase would result in there being no shares outstanding; or (c) if the Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our M&A authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our M&A has provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our M&A may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our M&A for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by 75% in value of the members or class of members, as the case may be, with whom the arrangement is to be made; and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (i) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (ii) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our M&A provides that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our M&A.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our M&A provides that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our M&A allows our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our M&A does not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our M&A does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an special resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our M&A.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our M&A may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.coolbittech.com or through phone number +852 3589-5718.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on the transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes or U.S. Holders that have a functional currency other than the US dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends and generally will be taxed as ordinary income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as and included in income from foreign sources for United States foreign tax credit purposes and will generally constitute passive income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a US dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into US dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that US dollar value. If such dividends are converted into US dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into US dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that is converted into US dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in US dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than US dollars on the disposition of our Ordinary Shares will realize an amount equal to the US dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the US dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the US dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income; or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares; and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC, and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [●] Class A Ordinary Shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option to purchase an additional [●] Class A Ordinary Shares and [●] Class A Ordinary Shares outstanding if the over-allotment option is exercised in full.

All of the Class A Ordinary Shares sold in this offering by the Company will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Class A Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rule 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. Persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Class A Ordinary Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares. In conjunction with this offering, we have applied for our Class A Ordinary Shares to be listed on the Nasdaq Capital Market, and we will not close this offering unless we have obtained approval from the Nasdaq Stock Market to list our Class A Ordinary Shares on the Nasdaq Capital Market.

Lock-Up Agreements

Each of our directors and executive officers and our 5% or greater shareholders has entered into a lock-up agreement with the underwriter in which they have agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise dispose of any Class A Ordinary Shares that they beneficially own or acquire, including securities that are convertible into or exercisable or exchangeable for our Class A Ordinary Shares, without the prior written consent of the Representative. Under the agreement, the lock-up extends for a period of six months from the date on which the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission (the “Effective Date”).

We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class A Ordinary Shares for more than six months but not more than one year may sell such Class A Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class A Ordinary Shares for more than one year may freely sell our Class A Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding Shares), and who have beneficially owned our Class A Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Class A Ordinary Shares; or

●	the average weekly trading volume of our Class A Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these Shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

UNDERWRITING

We have entered into an underwriting agreement dated [●], 2025 with Eddid Securities USA Inc. or the Representative. acting as the lead managing underwriter and book-runner with respect to the Class A Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the Representative, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of Class A Ordinary Shares
Eddid Securities USA Inc.

Total

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Representative has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts and Expenses

The underwriting discount is 7.5% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us.

	Per Share	Total
Initial public offering price(1)	US$	US$
Underwriting discounts and commissions:(2)	US$	US$
Proceeds to the Company before expenses(3)	US$	US$

(1)	Initial public offering price per share is assumed to be US$[●], being the mid-point of the initial public offering price range of US$[●] to US$[●].

(2)	We have agreed to pay the underwriter a discount equal to 7.5% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the underwriters.

(3)	Excludes up to US$300,000 in fees and expenses payable to the underwriters.

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of Class A Ordinary Shares.

We have agreed to reimburse the Representative up to a maximum of US$300,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). We agreed to pay US$135,000 as an advance towards the Representative’s accountable expenses (the “Advance”), all of which has been paid as of the date of this prospectus. Any portion of the Advance that is in excess of the amount of out-of-pocket accountable expenses actually incurred by the Representative will be returned to us in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including but not limited to (i) all filing fees and communication expenses relating to the registration of the Class A Ordinary Shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all fees and expenses relating to the listing of the Class A Ordinary Shares on Nasdaq; (iii) all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (iv) up to US$130,000 of legal fees, costs and expenses incurred by the Representative, including all reasonable travel and lodging expenses incurred by the Representative or its counsel in connection with visits to, and examinations of, the Company; (v) translation costs for due diligence purposes; (vi) all fees, expenses and disbursements relating to the registration or qualification of such Class A Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees and the reasonable fees and disbursements of Representative’s counsel); (vii) the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (viii) the costs of preparing, printing and delivering certificates representing the Class A Ordinary Shares and the fees and expenses of the transfer agent for such shares; (ix) stock transfer taxes, if any; (x) the fees and expenses of the Company’s accountants, legal counsel, public relations firm and other agents and representatives; (xi) all expenses, including without limitation, travel and lodging expenses for all road show meetings and preparation of a power point presentation; and (xii) the costs associated with “tombstone or Lucite” advertisements.

We estimate that the total expenses of the offering payable by us, excluding the underwriter’s discount and commissions and non-accountable expense allowance will be approximately US$[●] including a maximum aggregate reimbursement of US$300,000 of the Representative’s accountable expenses.

Over-allotment

If the underwriters sell more Class A Ordinary Shares than the total number set forth in the table above, the Company has granted to the underwriters a 45-day option following the effective date of this prospectus to purchase up to [●] additional Class A Ordinary Shares from us at the initial public offering price less the underwriting discounts and commissions, based on the assumed offering price of US$[●] per Class A Ordinary Share, the mid-point between the range of US$[●] and US$[●] per Class A Ordinary Share. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any Class A Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A Ordinary Shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell Class A Ordinary Shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A Ordinary Shares. They may also cause the price of the Class A Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Lock-Up Agreements

Our officers, directors and principal shareholders (5% or more shareholders) have agreed, subject to certain exceptions, to a six-month “lock-up” period, which will commence on the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission (the “Effective Date”), with respect to the Class A Ordinary Shares that they beneficially own or acquire, including the issuance of Shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six months following the Effective Date, such persons may not offer, sell, pledge or otherwise dispose of these securities, or any of our Class A Ordinary Shares, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreement may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

For a period of twelve months from the completion of this offering, we have granted the Representative the right of first refusal to act as lead manager and bookrunner or lead placement agent with respect to any public or private sale of the securities of the Company and/or any of its subsidiaries.

Tail Fee

We have also agreed to pay the Representative a tail fee equal to seven and one half percent (7.5%) of the consideration or proceeds received by us, or any of our shareholders from any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) that we, or any of our affiliates enter into with any investor actually introduced by the Representative to us during our engagement period with the Representative that was not-known to the Company or its subsidiaries or affiliates previously, in connection with any public or private financing or capital raise (each a “Tail Transaction”), and such Tail Transaction is consummated within the twelve (12) month period following the closing of this offering. Such right shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by us for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

Nasdaq Listing

We intend to apply to have our Class A Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “CBIT.” We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares are listed on the Nasdaq Capital Market at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the Underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our Class A Ordinary Shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of securities covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriters were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriters.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or retarding a decline in the market price of our Class Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on the Nasdaq Capital Market or another national securities exchange. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq Capital Market listing fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$
Nasdaq capital market listing fee		50,000
FINRA filing fee
Legal fees and expenses		560,000
Audit fees and expenses		382,000
Consultant’s fees		55,000
Underwriters’ expenses		300,000
Printing and engraving expenses		30,000
Miscellaneous expenses
Total	$

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for the Company by Conyers Dill & Pearman, 2901 One Exchange Square, 8 Connaught Place, Central, Hong Kong. Certain legal matters as to Canadian law will be passed upon for us by Aird & Berlis LLP, Brookfield Place, 181 Bay Street, Suite 1800, Toronto, ON Canada M5J 2T9; certain legal matters as to Hong Kong law will be passed upon for us by Robertsons, 57th Floor, The Center, 99 Queen’s Road Central, Hong Kong; and certain legal matters as to PRC law will be passed upon for us by Lifang & Partners, 1702, Aerospace 1702, Aerospace Science and Technology Square A, No. 168, Haide Road 3, Nanshan District, Shenzhen, Guang Dong Province, P. R. China 518054.

Certain legal matters of United States federal securities laws in connection with this offering will be passed upon for the Company by Schlueter & Associates, P.C., 5655 South Yosemite Street, Suite 350, Greenwood Village, CO 80111. Certain legal matters of United States federal securities laws in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Ference Carmel LLP, 1185 Avenue of the Americas, 31st Floor, New York, NY 10036.

EXPERTS

The financial statements of the Company included in this prospectus as of and for the fiscal years ended March 31, 2024 and 2025 have been included in reliance on the reports of WWC, P.C., our independent registered public accounting firm, given on the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and the exhibits and schedules thereto for further information with respect to us and our Class A Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 10-K, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

COOLBIT TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Coolbit Technologies Limited and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coolbit Technologies Limited and its subsidiaries (collectively the “Company”) as of March 31, 2024, and 2025, and the related consolidated statements of profit or loss, changes in shareholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended March 31 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had a working capital deficit and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of previously issued consolidated financial statements

As discussed in Note 2 to the consolidated financial statements, the consolidated financial statements as of and for the year ended March 31, 2025 have been restated to correct certain misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No.1171

We have served as the Company’s auditor since 2024.

San Mateo, California

November 21, 2025

COOLBIT TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND 2025

(Expressed in U.S. Dollars)

		As of March 31,
	Note	2024	2025
			(Restated)
ASSETS
Current assets:
Cash and cash equivalents	6	1,397,217	1,977,274
Crypto assets held	8	2,330,238	321,121
Accounts receivables	5	123,275	52,804
Deposits, prepayments and other receivables	7	819,885	1,254,387
Total current assets		4,670,615	3,605,586

Non-current assets:
Equipment, net	9	13,236,741	-
Right-of-use assets	10	-	6,600,703
Deferred offering costs		-	280,030
Prepayment of lease payments	7	-	2,383,290
Long-term deposits	7	4,090,070	4,482,999
Total non-current assets		17,326,811	13,747,022
TOTAL ASSETS		21,997,426	17,352,608

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable		64,099	85,799
Accounts payable – a related party		-	3,168,498
Amount due to a related party	17	82,275,025	-
Accrued expenses and other payables	11	298,038	379,236
Lease liabilities – a related party	10	-	2,966,771
Tax payable		315,951	988,763
Total current liabilities		82,953,113	7,589,067

Non-current liabilities:
Lease liabilities – a related party	10	-	6,481,557
Total non-current liabilities		-	6,481,557
TOTAL LIABILITIES		82,953,113	14,070,624

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Shareholders’ (deficit) equity
Share capital*	18	100	170
Capital reserve	18	-	62,628,817
Accumulated deficit	18	(61,136,247)	(59,411,754)
Accumulated other comprehensive income	18	180,460	64,751
Total shareholders’ (deficit) equity		(60,955,687)	3,281,984
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY		21,997,426	17,352,608

*	Retrospectively restated for effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

COOLBIT TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

(Expressed in U.S. Dollars, except for share and per share data)

		For the years ended March 31,
	Note	2024	2025
			(Restated)
Revenue	12	4,328,133	15,302,212
Cost of revenue
-External		(2,637,569)	(9,896,747)
-A related party		(766,288)	(3,551,224)
Total cost of revenue	13	(3,403,857)	(13,447,971)

Gross profit		924,276	1,854,241

Operating expenses
Sales and marketing expenses		(9,676)	(53,470)
General and administrative expenses	15	(668,928)	(787,049)
Total expenses		(678,604)	(840,519)

Other income (expenses)
Foreign exchange (loss) gain		(274,762)	218,330
Other income and expenses, net	14	671,676	1,794,203
Finance cost		-	(628,150)
Total other income and expenses, net		396,914	1,384,383

Profit before income tax expense		642,586	2,398,105

Income tax expenses	16	(306,396)	(673,612)

Profit for the year		336,190	1,724,493

Other comprehensive income
Foreign currency translation adjustment		114,680	(115,709)
Total comprehensive income for the year		450,870	1,608,784

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share*	20	0.03	0.15
Weighted average number of shares outstanding - basic and diluted*	20	10,000,000	11,750,000

*	Retrospectively restated for the effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

COOLBIT TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

(Expressed in U.S. Dollars, except for share and per share data)

		Ordinary shares				Accumulated other	Total shareholders’
	Note	No. of shares*	Amount	Capital reserve	Accumulated deficit	comprehensive income	(deficit) equity
BALANCE, April 1, 2023		5,882,400	100	-	(61,472,437)	65,780	(61,406,557)
Net profit		-	-	-	336,190	-	336,190
Foreign currency translation adjustment		-	-	-	-	114,680	114,680
BALANCE, March 31, 2024		10,000,000	100	-	(61,136,247)	180,460	(60,955,687)
Share issuance to new shareholder	8, 18	7,000,000	70	986,930	-	-	987,000
Capital contribution	18	-	-	61,641,887	-	-	61,641,887
Net profit		-	-	-	1,724,493	-	1,724,493
Foreign currency translation adjustment		-	-	-	-	(115,709)	(115,709)
BALANCE, March 31, 2025 (restated)		17,000,000	170	62,628,817	(59,411,754)	64,751	3,281,984

*	Retrospectively restated for the effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

COOLBIT TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

(Expressed in U.S. Dollars)

		For the years ended March 31,
	Note	2024	2025
			(Restated)
Cash flows from operating activities:
Profit before income tax expenses		642,586	2,398,105
Adjustment to reconcile net income to cash used in operating activities:
Revenue recognized from crypto assets earned	12	(3,612,995)	(15,302,212)
Realized gain on conversion of crypto assets held	8, 14	(635,222)	(703,529)
Bank interest income	14	(1,429)	(21,598)
Interest income generated and received from deposits in crypto exchange	8, 14	(35,025)	(2,343)
Administrative charge on cryptocurrency transaction	8	-	14,021
Finance cost on lease liabilities		-	628,150
Provision for (reversal of) expected credit losses	5	353	(339)
Provision for penalty on non-filing on income tax returns	11,14	-	218,369
Impairment loss on crypto assets held	8	-	36,191
Gain on sale-and-leaseback transactions	14	-	(1,321,293)
Lease expenses	13	-	1,191,645
Depreciation	9, 10	865,203	2,200,234
Change in operating assets and liabilities:
Change in accounts receivables		(85,403)	85,389
Change in deposits, prepayments and other receivables		(4,540,708)	81,214
Change in accounts payable		(48,909)	21,700
Change in accounts payable – a related party		-	3,168,498
Change in accrued expenses and other payables		(335,509)	(137,171)
Cash used in operating activities		(7,787,058)	(7,444,969)

Cash flows from investing activities:
Interest income received	14	1,429	21,598
Deposit paid for subscription of investments	7	(283,000)	-
Refund of the deposit for subscription of investments	7	-	283,000
Purchase of mining machines	9	(13,648,378)	-
Proceeds from sales of crypto assets	8	1,460,603	14,579,230
Cash (used in) provided by investing activities		(12,469,346)	14,883,828

Cash flows from financing activities:
Proceeds from a related party advances		20,646,721	882,363
Repayment to a related party		(500,000)	(3,918,579)
Payments for deferred offering costs		-	(280,030)
Lease payment – capital element		-	(2,797,896)
Lease payment – interest element		-	(628,150)
Cash provided by (used in) financing activities		20,146,721	(6,742,292)

Effect of exchange rate changes on cash and cash equivalents		169,090	(116,510)
Net change in cash and cash equivalents		59,407	580,057
Cash and cash equivalents at beginning of the year		1,337,810	1,397,217
Cash and cash equivalents at the end of the year		1,397,217	1,977,274

A reconciliation of liabilities arising from financing activities as follows:

			Non-cash changes
	As of April 1	Cash changes	Additions	Capital contribution	Others	As of March 31
2024
Amount due to a related party	62,128,304	20,146,721	-	-	-	82,275,025
Total	62,128,304	20,146,721	-	-	-	82,275,025

2025
Lease liabilities	-	-	9,448,328	-	-	9,448,328
Amount due to a related party	82,275,025	(3,036,216)	958,800	(61,641,887)	(18,555,722)	-
Total	82,275,025	(3,036,216)	10,407,128	(61,641,887)	(18,555,722)	9,448,328

The accompanying notes are an integral part of these consolidated financial statements.

COOLBIT TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

1. CORPORATE INFORMATION

1.1	General information

Coolbit Technologies Limited (collectively the “Company”) was incorporated in Cayman Island on October 17, 2023 under the Cayman Islands Companies Law as an exempted company. The Company does not conduct any substantive operations on its own but conducts its primary operations through its subsidiaries. The Company and its subsidiaries (together, the “Group”) are principally engaged in the following business activities: (i) crypto assets mining business in the United States (“U.S.”) and Canada; and (ii) sale of mobile phones and related accessories in U.S..

1.2	Reorganization of the Group

Coolpad Group Limited (“Coolpad Group”), directly or indirectly owned the following subsidiaries before the Reorganization:

(i)	Coolpad Technologies Inc. (“Coolpad USA”), a company incorporated in the U.S. with limited liability on August 22, 2011, is a subsidiary in the U.S.;

(ii)	Coolpad Technologies CA Inc. (“Coolpad CA”), a company incorporated in the Canada with limited liability on April 26, 2019, and is a subsidiary in Canada;

(iii)	Xcentz Inc. (“Xcentz USA”), a company incorporated in the USA with limited liability on August 14, 2018. It is a subsidiary in the US; and

(iv)	Xcentz Limited (“Xcentz HK”), a company incorporated in Hong Kong with limited liability on May 6, 2019, and is a subsidiary in Hong Kong.

In order to facilitate the Company’s initial public offering (“IPO”), the Group executed a series of reorganization transactions (the “Reorganization”), involved:

(1)	On December 5, 2023, the Company acquired all of the issued and outstanding shares of Xcentz USA and Xcentz HK from Coolpad Group.

(2)	On March 31, 2024, the Company acquired all of the issued and outstanding shares of Coolpad USA and Coolpad CA, from a wholly-owned subsidiary of Coolpad Group.

(3)	On May 12, 2025, the Company’s board of directors passed resolutions, which were approved by the shareholders on the same date, to (i) sub-divide each authorized and each issued share into 100,000 shares of par value US$0.00001 each, resulting in the Company’s authorized share capital becoming US$50,000 divided into 5,000,000,000 shares of par value US$0.00001 each, with 17,000,000 issued shares; (ii) cancel US$40,000 of authorized unissued shares, resulting in the Company’s authorized share capital becoming US$10,000 divided into 1,000,000,000 shares of par value US$0.00001 each, with 17,000,000 issued shares; (iii) re-designate the authorized and issued shares into US$100,000 divided into 1,000,000,000 shares with a par value of US$0.00001 each, comprised of (a) 900,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 100,000,000 Class B Ordinary Shares with a par value of US$0.00001 each, with the 17,000,000 currently outstanding shares re-designated into (a) 6,999,920 Class A Ordinary Shares, and (b) 10,000,080 Class B Ordinary Shares. These actions were effected in accordance with the laws of the Cayman Islands.

Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A ordinary shares is entitled to one (1) vote and each Class B ordinary shares is entitled to ten (10) votes. Each Class B ordinary shares shall not be entitled to any dividends or distributions.

The Reorganization was completed on May 12, 2025. As a result of the Reorganization, the Company became the holding company for a group of companies that will be referred to as the Company. Accordingly, the consolidated financial statements have been presented on a consolidated basis whereby the Company is shown as if it had been the holding company from the beginning of the first reporting period presented because all the companies in the Group were under common control.

The Group considered that the above share amendment was part of the Group’s recapitalization prior to completion of its initial public offering. The Group believed it is appropriate to reflect on the above transactions on a retroactive basis. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the above share amendment.

1.3	Subsidiaries

As on the date of these consolidated financial statements, details of the subsidiary companies are as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Effective ownership as of March 31, 2024	Effective ownership as of March 31, 2025
Coolbit Mining Holdings Limited (“Coolbit Mining”)	BVI	August 10, 2023	Dormant	100%	100%
Coolbit Mining PTE. Ltd (“Coolbit Mining PTE”)	Singapore	October 25, 2023	Dormant	100%	100%
Coolpad Technologies Inc. (“Coolpad USA”)	U.S.	August 22, 2011	Sale of mobile phones and its accessories	100%	100%
Coolpad Technologies CA Inc. (“Coolpad CA”)	Canada	April 26, 2019	Sale of mobile phones and its accessories	100%	100%
Magic Code Inc. (“Magic Code”)	Cayman Island	February 2, 2018	Investment holding	100%	100%
Xcentz Inc. (“Xcentz USA”)	U.S.	August 14, 2018	Sale of mobile phones and its accessories	100%	100%
Xcentz Limited (“Xcentz HK”)	Hong Kong	May 6, 2019	Provision of pool mining service and sale of mobile phones and its accessories	100%	100%

1.4	Liquidity and going concern

As of March 31, 2025, the Group had a working capital deficit of $3,983,481 and negative operating cash flows of $7,444,969. As of the date of these consolidated financial statements, there still exists substantial doubt that the Group will continue as a going concern. Management plans to continue to focus on improving operational efficiency and cost reductions. Additionally, the Group plans to raise capital via private placement or public offering in the event that the Group does not have adequate liquidity to meet its current obligations. However, there is no assurance that the Group will be successful in implementing the foregoing plans or additional financing will be available to the Group on commercially reasonable terms.

The accompanying audited consolidated financial statements have been prepared assuming the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Group be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

Compliance with International Financial Reporting Standards

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

The consolidated financial statements of the Group have been prepared on a historical cost basis, except as disclosed in the accounting policies below.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Inter-company transactions and balances between Company companies together with unrealized profits are eliminated in full in preparing the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred, in which case the loss is recognized in profit or loss.

Foreign currency translation and convenience translation

The Company uses United States dollar (“US$”) as reporting currency. The functional currency of the Company and its subsidiaries incorporated in the U.S., Cayman Islands and BVI is US$, the functional currency of its subsidiary in Hong Kong is Hong Kong dollar (“HK$”); the functional currency of its subsidiary in Canada is Canadian dollar (“CAD”). The determination of the respective functional currency is based on the criteria of International Standard on Auditing (IAS) 21 The Effects of Changes in Foreign Exchange Rate.

The Group’s assets and liabilities are translated into US$ has been made at the following year-end exchange rates. Its revenue and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Exchange gains and losses resulting from currency translation are recorded as other comprehensive income (losses) in the consolidated statements of profit or loss.

	As of March 31,
	2024	2025
Year-end HK$:US$ spot rate	0.1278	0.1285
Year-end CAD:US$ spot rate	0.7385	0.6950

	For the years ended March 31,
	2024	2025
Average HK$:US$ rate	0.1278	0.1283
Average CAD:US$ rate	0.7417	0.7190

2.2 New accounting pronouncement

(a) Adoption of new or amendments to IFRSs

The Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after April 1, 2023. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

(b) New or amendments to IFRSs that have been issued but are not yet effective

Description	Effective for annual periods beginning on or after
Amendments to IAS 21: Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7: Contracts referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027

At the date of authorisation of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Group and Company in the period of their initial adoption.

The above new and amendments to existing standards do not expect to have a material impact on the consolidated financial statements of the Group. The Group will adopt the new and amended IFRSs to existing standards when they become effective.

2.3 Material accounting policies

2.3.1	Subsidiaries

A subsidiary is an investee over which the Company is able to exercise control. The Company controls an investee if all three of the following elements are present: power over the investee; exposure, or rights, to variable returns from the investee; and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

In the Company’s statement of financial position, interests in subsidiaries are carried at cost less any impairment loss. The results of the subsidiaries are accounted for by the Company on the basis of the dividends received and receivable at the end of the reporting period.

2.3.2	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Group has not experienced any losses in such accounts. The Group’s cash is held at well capitalized financial institutions, but they are not FDIC insured; however, management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

2.3.3	Crypto assets held

Crypto assets held are included in current assets in the consolidated statements of financial position as an indefinite lived intangible asset. Crypto assets consist of Bitcoin and USDT. By their nature, crypto assets are identifiable non-monetary assets that lack physical substance. Future economic benefits attributable to these cryptocurrencies are expected to flow to the Group because these cryptocurrencies can be exchanged for fiat currencies. Furthermore, the cost of the Group’s crypto assets can be measured using the quoted price of such cryptocurrencies at the time the fair value is being measured, which the Group considers to be primarily a Level 1 fair value input under the IFRS 13, Fair Value Measurement fair value hierarchy.

Crypto assets held are initially recognized based on the fair value of the crypto assets on the date of receipt. Crypto assets that are purchased in exchange for one digital asset for another digital asset are recognized at the fair value of the digital asset received. The Group recognizes realized gains or losses when crypto assets are sold on an exchange for other crypto assets or for cash consideration using a weighted average method of accounting. Sales of crypto assets to obtain fiat currency are presented as investing activities in the consolidated statements of cash flows.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired in accordance with IAS 38 Intangible Assets. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto assets in the principal market at the time its fair value is being measured, and the Group recognized an impairment loss in an amount equal to that excess. The Group monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. The Group recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

2.3.4	Accounts receivables

Accounts receivables are recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. Accounts receivables are stated at amortized cost, less a loss allowance based on expected credit losses at each reporting date.

2.3.5	Deposits, prepayments and other receivables

Deposits, prepayments and other receivables consist of prepayment of hosting service fee and deposits paid to hosting service providers which are classified as non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

2.3.6	Equipment, net

Equipment is stated at cost less accumulated depreciation charges and accumulated impairment charges. Generally, depreciation is calculated using a straight-line basis over the estimated useful life of the asset. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss in the year the asset is derecognized. Residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.

All costs that are directly attributable to bringing an asset to the location and condition necessary for it to be capable of operating in the manner intended by management, will be capitalized. These costs include direct employee benefits, rent and testing costs. Capitalization will be done until the asset is capable of operating in the manner intended by management. Repairs and maintenance costs are charged to the consolidated statements of profit or loss during the period which they are incurred.

The depreciation periods for property and equipment are:

Classification	Estimated useful life
Mining machines	3 years

2.3.7	Deferred offering costs

IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital upon the completion of the proposed IPO. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs. As of March 31, 2024 and 2025, the Group recorded deferred offering costs of nil and $280,030 related to the IPO, respectively.

2.3.8	Accounts payables and other payables and accruals

Accounts payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Other payables and accruals primarily represent obligations to pay staff costs, surtaxes and value-added tax, and other operating service providers.

Accounts payables and other payables and accruals are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.3.9	Revenue recognition

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Revenue is recognized applying the following five steps:

i)	Identify the contract with a customer;
ii)	Identify the performance obligations in the contract;
iii)	Determine the transaction price;
iv)	Allocate the transaction price to the performance obligations in the contract; and
v)	Recognize revenue when (or as) the Group satisfies a performance obligation.

(a) Crypto assets mining revenue

The Group has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Group has concluded that the duration of the contract is less than 24 hours and that the contract is continuously renewed throughout the day. The Group has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Group any amount due that is related to previously satisfied performance obligations.

The Group’s enforceable right to compensation only begins once the Group commences performing hash calculations for the Mining pool operators. The Group is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in the Group’s arrangements with mining pool operators and is an output of the Group’s ordinary activities.

The Group is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been Mined using the hash calculations performed by the Group according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain Difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which the Group participated is the Full-Pay-Per-Share (“FPPS”) method. The Group’s total compensation is calculated using the following formula: the sum of the Group’s share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

(1) Block rewards represent the Group’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by the Group is calculated by dividing (a) the total amount of hash calculations the Group provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network Difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Group is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2) Transaction fees represent the Group’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to the Group is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) the Group’s block rewards earned as calculated in (1) above.

(3) Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Group receives and are only incurred to the extent that the Group has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration received in exchange for the Group’s performing hash calculations, including block rewards and transaction fees, is variable because it depends, in part, on the amount of hash calculations the Group performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Group is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Group provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. The performance obligation of transaction verification services is fulfilled over time as the Group provides computing power. However, the Group is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, the Group measures the non-cash consideration using the closing of daily quoted spot rate of Bitcoin on the date of contract inception for the operations in both Canada and U.S.. For each contract, the Group recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

(b) Sale of mobile phones and its accessories

The Group recognizes revenue from sale of mobile phones and accessories when the customer obtains control of the Group’s product based on the contractual shipping terms, at which time the performance obligation is deemed to be completed. The Group is primarily responsible for fulfilling the promise to deliver the product and bears risk of loss while the inventory is in-transit to the purchaser.

The Group only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 10-30 days upon receipt of products by the customers. For the years ended March 31, 2024 and 2025, the Group is not aware of any material claims against the Company in relation to sale of mobile phones.

Principal vs agent considerations

When another party is involved in providing goods to the customer, the Group will apply the principal versus agent guidance in IFRS 15 Revenue from Contracts with Customers to determine if the Group is acting as the principal or an agent to the transaction. This evaluation determined that the Group is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Group’s evaluation of the control model, it is determined that all the Group’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenue are reported on a gross basis.

Principal vs agent considerations - crypto assets mining

The Company is a principal and records revenue on a gross basis as (i) the Company is primarily responsible for fulfilling the goods or services to the customers, which the Company are responsible for sourcing the machines, ensuring they are powered on, maintained, and connected to the pool; (ii) is subject to the profitability risk between the rewards earned and costs (such as hosting and variable lease expenses); and (iii) have discretion in choosing which mining pool to sell its hashing power to based on which mining pool’s reward structure is most profitable.

Principal vs agent considerations - sale of mobile phones and its accessories

The Company reports revenue on a gross basis based on management’s assessment that (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified goods.

2.3.10	Cost of revenue

(a) Crypto assets mining revenue

It consists primarily of hosting service fees including power supply service, maintenance and technical support service incurred for operating the Group’s mining machines in its revenue-generating activities, depreciation expense from the mining machines and leases expenses for the use of mining machines.

(b) Sale of mobile phones and its accessories

It represents the cost of purchasing mobile phones and accessories. The Company shifted its main business from sale of mobile phones and related accessories to digital assets mining business. No cost of mobile phones for the year ended March 31, 2025.

2.3.11	Other income (expenses)

Other income (expenses) is recognized when it is probable that the economic benefits will flow to the Group (or out of the Group), and the amount of income (expenses) can be reliably measured. Other income is measured at the fair value of the consideration received or receivable.

Exchange gain on foreign currency translation, net was mainly derived from foreign exchange differences resulting from the unrealized gain on conversion of crypto assets held.

2.3.12	Taxation

Taxation represents the sum of the tax paid or currently payable and deferred tax. The tax currently paid and payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the consolidated statements of profit or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

Deferred income tax is provided on temporary differences arising on interests in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed in the foreseeable future.

2.3.13	Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are recognized when the Group becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets expire, or if the Group transfers the financial asset to another party and does not retain control or substantially all risks and rewards of the asset. Purchases and sales of financial assets in the normal course of business are accounted for at settlement date (i.e., the date that the asset is delivered to or by the Group).

At initial recognition, the Group measures its financial assets at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.

Subsequent measurement

After initial recognition, the Group classifies its financial assets as subsequently measured at either i) amortized cost, ii) fair value through other comprehensive income or iii) fair value through profit or loss on basis of both:

●	The Group’s business model for managing the financial assets;

●	The contractual cash flow characteristics of the financial asset.

Subsequent to initial recognition, financial assets are measured as described below. At each consolidated statements of financial position date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognizes a loss allowance for expected credit losses for financial assets measured at either amortized costs or at fair value through other comprehensive income. If, at the reporting date, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12 months of expected credit losses. If, at the reporting date, the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures the loss allowance for the financial instrument at an amount equal to the lifetime expected credit losses.

Financial assets at amortized cost

Financial assets are measured at amortized cost if both i) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest of on the principal amount outstanding.

A financial asset measured at amortized cost is initially recognized at fair value plus transaction cost directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, less any impairment losses.

Financial assets at fair value through other comprehensive income (“FVTOCI”)

On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs.

Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the legal reserve fair value revaluation. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity investments, instead, it is transferred to retained earnings.

Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘fair value gain (loss) on revaluation’ line item.

Derecognized

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as either financial liabilities at fair value through profit or loss (derivative financial liabilities) or financial liabilities at amortized cost (accounts and other payables). All financial liabilities at amortized cost are initially recognized at the fair value of the consideration received less directly attributable transaction costs; transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

Subsequent measurement

After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statements of profit or loss and comprehensive income when the liabilities are paid off or otherwise eliminated as well as through the amortization process. Purchases and sales of financial liabilities are recognized at settlement date.

Derecognition

A financial asset is derecognized when the obligation under the liability is discharged or cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of profit or loss.

2.3.14	Credit losses and impairment of assets

The Group recognizes a loss allowance for expected credit losses (“ECLs”) on financial assets, such as cash and cash equivalents and accounts receivables, which are measured at amortized cost;

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e., the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

●	fixed-rate financial assets, trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

●	variable-rate financial assets: current effective interest rate.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

●	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

●	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for accounts receivables are measured at an amount equal to lifetime ECLs. ECL on this type of financial asset is estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in the credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full and without recourse. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

●	failure to make payments of principal or interest on their contractually due dates;

●	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

●	an actual or expected significant deterioration in the operating results of the debtor; and

●	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor ’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past-due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss.

The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Impairment and write-off policy

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

●	significant financial difficulties of the debtor;

●	a breach of contract, such as a default or delinquency in interest or principal payments;

●	is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

●	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

●	the disappearance of an active market for security because of financial difficulties of the issuer.

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

Credit losses from accounts receivables

The Group recognizes an allowance for accounts receivables using the general expected credit losses model in manner a similar to the model and consideration used for assessing credit losses from financial instruments discussed above. Under this model, the Group calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference between the quantity of cryptocurrency due to the Group in accordance with the contract and the quantity of cryptocurrency that the Group expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.

The Group considers both internal and external, and quantitative and qualitative factors when estimating ECL for accounts receivables such as the creditworthiness of the counterparty, the result of the historical transactions with the counterparty, the business practice of the counterparty, regulatory development relating to the industry, liquidity of the underlying digital asset, and the trend of the general economy.

The Group recognizes an impairment gain or loss for expected credit losses from accounts receivables with a corresponding adjustment to their carrying amount through a loss allowance account. Subsequent recoveries of cryptocurrency receivables previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

As of March 31, 2024 and 2025, the balance of accounts receivables was $123,275 and $52,804, respectively. No accounts receivables were past due. Allowance of $353 and reversal of $339 were recognized against receivables for the years ended March 31, 2024 and 2025, respectively.

2.3.15	Impairment of assets (other than financial assets)

Assets that have an indefinite useful life and assets not yet available for use are not subject to depreciation or amortization and are tested at least annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Non-financial assets for which an impairment loss is recorded, are reviewed for possible reversal of the impairment at each reporting date.

2.3.16	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As of March 31, 2024 and 2025, all of the Group’s financial assets and financial liabilities are carried at amortized costs and the carrying amounts approximate their fair values. There were no transfers between levels during the years ended March 31, 2024 and 2025.

2.3.17	Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle that obligation and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of an outflow of economic benefits is remote.

2.3.18	Employee benefits

Short-term employee benefits

Short-term employee benefits including salaries, bonuses and paid annual leave that are expected to be settled wholly within 12 months after the end of the reporting periods, are expensed as the related service is provided. A liability is recognized at the amounts expected to be paid when the liabilities are settled if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by employees and the obligation can be estimated reliably.

Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted to their present value.

2.3.19	Leases

The Group assesses whether a contract is or contains a lease at the inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which the economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments;

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date.

The lease liability is presented as a separate line in the consolidated statements of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case, a revised discount rate is used).

●	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statements of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property and equipment’ policy.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payment is recognized as an expense in the period in which the event or condition triggers those payments occur.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements during the years ended March 31, 2024 and 2025 and has none at the date of this report.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense in cost of revenue and general and administrative expenses on a straight-line basis over the lease term.

Sale and leaseback transactions

The Group determines whether the transfer of an asset is accounted for as a sale by determining when a performance obligation is satisfied in IFRS 15 if an asset is sold and subsequently leased back by the Group. The Group measures the right-of-use asset resulting from the leaseback at the proportion of the previous carrying amount of the asset that pertains to the right of use retained, provided that the transfer of an asset satisfies the requirements of IFRS 15 to be accounted for as a sale. The Group recognizes only the amount of any gain or loss that pertains to the rights transferred to the buyer-lessor. The Group will continue to recognize the transferred asset and will recognize a financial liability equal to the transfer proceeds if the transfer of an asset does not meet the criteria of IFRS 15 to be accounted for as a sale. The Group will make modifications to ensure that the sale proceeds are calculated at a fair value if the amount obtained for selling an asset does not match the asset’s value or if the lease payments do not correspond with market rates. The difference will be considered a prepayment of future lease payments if the lease terms are less than market rates. On the other hand, if the lease terms exceed market rates, the difference will be seen as extra funding given to the seller-lessee by the buyer-lessor. The nature of the sale and leaseback arrangements is described in Note 10.

2.3.20	Equity

The Group only has ordinary shares, and these are classified within equity upon issue. Shares transferred in relation to settlement of (convertible) debt are measured at fair value with fair value based on the closing price of the shares on the trading day prior to the settlement date. Equity is recognized upon the recognition of share-based payment expenses; shares issued upon exercise of such options are measured at their exercise price.

Transaction costs associated with an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

2.3.21	Earnings per share

Basic earnings per share are calculated as profit attributable to owners of the Company, divided by the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share (earnings per share after adjustment for potential shares) are calculated after adjustment for the dilutive effects of all potential common shares.

2.3.22	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

2.3.23	Correction of error

The Company has identified the following errors on the consolidated balance sheet as of March 31, 2025, consolidated statements of profit or loss for the year ended March 31,2025, consolidated statements of changes in shareholders’ equity for the year ended March 31,2025 and consolidated statements of cash flows for the year ended March 31, 2025, as previously reported:

(i)	impairment of its crypto assets held;

(ii)	recognition of operating lease on sale-and-leaseback transactions; and

(iii)	classification of gain on conversion of crypto assets held.

The Company has restated its consolidated balance sheet as of March 31, 2025, consolidated statements of profit or loss for the year ended 31 March 2025, consolidated statements of changes in shareholders’ equity for the year ended March 31,2025 and consolidated statement of cash flow for the year ended March 31, 2025.

The effects of these items in the Company’s previously issued consolidated balance sheets as of March 31, 2025 are summarized as follows:

As of March 31, 2025	Previously Reported	Adjustments	As restated
Crypto assets held	357,312	(36,191)	321,121
Deposits, prepayments and other receivables	62,742	1,191,645	1,254,387
Total current asset	2,450,132	1,155,454	3,605,586
Right-of-use assets	-	6,600,703	6,600,703
Prepayment of lease payments	-	2,383,290	2,383,290
Total non-current asset	4,763,029	8,983,993	13,747,022
Accrued expenses and other payables	257,763	121,473	379,236
Lease liabilities – current portion	-	2,966,771	2,966,771
Tax payable	1,167,433	(178,670)	988,763
Total current liabilities	4,679,493	2,909,574	7,589,067
Lease liabilities – non-current portion	-	6,481,557	6,481,557
Total non-current liabilities	-	6,481,557	6,481,557
Accumulated deficit	(60,160,070)	748,316	(59,411,754)
Total shareholder’s equity	2,533,668	748,316	3,281,984

The effects of these items in the Company’s previously issued consolidated statements of profit or loss for the year ended March 31, 2025 are summarized as follows:

As of March 31, 2025	Previously Reported	Adjustments	As restated
Cost of revenue – a related party	(3,585,391)	34,167	(3,551,224)
Other income and expenses, net	630,574	1,163,629	1,794,203
Finance cost	-	(628,150)	(628,150)
Income tax expenses	(852,282)	178,670	(673,612)
Profit for the year	976,177	748,316	1,724,493

The effects of these items in the Company’s previously issued consolidated statements of changes in shareholders’ equity for the year ended March 31, 2025 are summarized as follows:

As of March 31, 2025	Previously Reported	Adjustments	As restated
Net profit	976,177	748,316	1,724,493
Accumulated deficit	(60,160,070)	748,316	(59,411,754)
Total shareholders’(deficit) equity	2,533,668	748,316	3,281,984

The effects of these items in the Company’s previously issued consolidated statements of cash flow for the year ended March 31, 2025 are summarized as follows:

As of March 31, 2025	Previously Reported	Adjustments	As restated
Cash used in operating activities
Profit before income tax expenses	1,828,459	569,646	2,398,105
Realized gain on conversion of crypto assets held	(133,248)	(570,281)	(703,529)
Administrative charge on cryptocurrency transaction	-	14,021	14,021
Finance cost on lease liability	-	628,150	628,150
Provision for penalty on non-filing on income tax returns	(96,896)	315,265	218,369
Impairment loss on crypto assets held	-	36,191	36,191
Gain on sale-and-leaseback transactions	-	(1,321,293)	(1,321,293)
Prepayment of lease payments	-	1,191,645	1,191,645
Depreciation	-	2,200,234	2,200,234
Change in accrued expenses and other payables	56,621	(193,792)	(137,171)
Cash used in operating activities	(10,314,755)	2,869,786	(7,444,969)

Cash flows from investing activities
Proceeds from sales of crypto assets	14,022,970	556,260	14,579,230
Cash used in investing activities	14,327,568	556,260	14,883,828

Cash flows from financing activities
Lease payment - capital element	-	(2,797,896)	(2,797,896)
Lease payment - interest elements	-	(628,150)	(628,150)
Cash used in financing activities	(3,316,246)	(3,426,046)	(6,742,292)

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

3.1 Depreciation of mining machines

Depreciation on the Group’s mining machines is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining machines. The Group estimates the useful lives of mining machines based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

3.2 Accounting for crypto assets held

IFRS Accounting Standards do not specifically address accounting for crypto assets. Accordingly, for the preparation of the consolidated financial statements, management needs to apply judgement in determining appropriate accounting policies based on the facts and circumstances of the Group’s holding of crypto assets.

With a view to the Group’s business, the Group expected to hold the crypto assets for capital gain and are included in current assets in the consolidated statements of financial position as an indefinite lived intangible asset under IAS 38. Crypto assets are initially recognized based on the fair value of the crypto assets on the date of receipt. Crypto assets that are purchased in exchange for one digital asset for another digital asset are recognized at the fair value of the digital asset received. The Group recognizes realized gains or losses when crypto assets are sold on an exchange for other crypto assets or for cash consideration using a weighted average method of accounting. Purchase of crypto assets using fiat currency or sales of crypto assets to obtain fiat currency is presented as investing activity in the consolidated cash flow of the Group.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto assets in the principal market at the time its fair value is being measured, and the Group recognized an impairment loss in an amount equal to that excess. The Group monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. The Group recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In determining fair values, management needs to apply judgement to identify the relevant available markets, and to consider accessibility to and activity within those markets in order to identify the crypto assets markets for the Group. In the event that new guidance is issued by the IASB, the Group may be required to change its accounting policies, which could have a material effect on the Group’s financial statements.

3.3 Revenue from the crypto assets mining business

There is currently limited guidance in IFRS or alternative accounting frameworks for the accounting for the revenue from the crypto assets mining business. The Group’s management has exercised significant judgment in determining appropriate accounting treatment for the recognition of revenue from the crypto assets mining business. Management has examined various factors surrounding the substance of the Group’s operations, such as the reliability of the measurement of the cryptocurrencies received. In the event that new guidance is issued by the IASB, the Group may be required to change its accounting policies, which could have a material effect on the Group’s financial statements.

3.4 Estimates of current tax

The Group is required to recognize a provision for income taxes based upon the taxable income and temporary differences for each of the tax jurisdictions in which it operates and for all discrete reportable income streams within those jurisdictions. Significant judgement is required in determining the amount of the taxation provision and the timing of the payment thereon. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.5 Going concern

The assessment of going concern requires management to make judgements based on projections of the operating cash flows generated by the Group, which is subject to a number of key assumptions. The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis. Refer to Note 1 for further information.

4. SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is the Chief Executive Officer of the Company, is responsible for allocating resources, assessing performance of the operating segments and making strategic decisions. The CODM reviews results of operations including net income or loss when making decisions about allocating resources and assessing performance of the Group.

For the purpose of internal reporting and management’s operation review, the Group has two reportable segments for years ended March 31, 2024 and 2025, (i) sale of mobile phones and related accessories; and (ii) crypto assets mining business. Segments were identified based on the Group’s internal reporting and how the CODM assesses the performance of the business.

Major customers

The Group generated 83% and 100% of crypto assets mining revenue through the provision of computing power to one and two Bitcoin mining pools for the years ended March 31, 2024 and 2025, respectively.

Geographical information

Total assets by geographical region within the operating segment are as follows:

	As of March 31,
	2024	2025
Total assets		(Restated)
Hong Kong	3,591,946	12,799,483
U.S.	12,094,547	3,738,817
Canada	6,310,933	814,308
Total	21,997,426	17,352,608

Key financial performance measures of the segments are as follows:

For the year ended March 31, 2024

	Sale of mobile phones and related accessories	Crypto assets mining business	Total
Revenue	715,138	3,612,995	4,328,133

Segment (loss) profit	(152,986)	1,166,300	1,013,314

Unallocated corporate expenses			(95,966)
Foreign exchange loss			(274,762)
Income before income tax expense			642,586

Other items:
Depreciation	-	865,203	865,203
Capital expenditures	-	14,102,554	14,102,554

For the year ended March 31, 2025 (restated)

	Sale of mobile phones and related accessories	Crypto assets mining business	Total
Revenue	-	15,302,212	15,302,212

Segment (loss) profit	(261,828)	3,401,489	3,139,661

Unallocated corporate expenses			(331,736)
Finance cost			(628,150)
Foreign exchange gain			218,330
Income before income tax expense			2,398,105

Other items:
Depreciation	-	-	-
Capital expenditures	-	-	-

5. ACCOUNTS RECEIVABLES

Accounts receivables consisted of the following:

	As of March 31,
	2024	2025
Accounts receivables	123,628	52,818
Allowance for expected credit losses	(353)	(14)
Accounts receivables, net	123,275	52,804

Note:

(a)	The accounts receivable includes receivables from sale of mobile phones and related accessories. The Group offered these customers with a credit period of 90 days.

(b)	The accounts receivable includes receivables from crypto assets mining business. Crypto asset mining rewards are typically transferred 1 day after the mining date. The accounts receivables generally have a credit period of 1 day.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due to the Group of various customer segments with similar loss patterns (i.e., customer type and rating, and forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents mainly consist of bank deposits. They are demand deposits and held for the purpose of meeting short-term cash commitments. Cash and cash equivalents in the statements of cash flows equals cash and cash equivalents in the statements of financial position.

The currency profiles of the Group’s cash and bank balances as of the end of each reporting period are as follows:

	As of March 31,
	2024	2025
U.S. Dollar	272,388	1,944,454
Hong Kong Dollar	1,057,172	1,194
Canadian Dollar	56,581	20,438
Others	11,076	11,188
Total	1,397,217	1,977,274

The Group’s cash and cash equivalents were held at well capitalized financial institutions in the U.S., Hong Kong and Canada.

7. DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of March 31,
	2024	2025
		(Restated)
Deposit for hosting service fee	4,090,070	4,482,999
Prepayment of hosting services fee	516,688	42,545
Deposit for subscription of investments (note (a))	283,000	-
Prepayment of lease payments (note (b))	-	3,574,935
Others	20,197	20,197
Total	4,909,955	8,120,676
Less: non-current (note (c))	(4,090,070)	(6,866,289)
Current	819,885	1,254,387

Note:

(a)	On March 15, 2024, the Group placed a deposit of $283,000 for an initial public offering share subscription for a listed equity. The Group was unable to subscribe to an initial public offering share and the deposit was refunded in October 2024.

(b)	It represents the prepayment of lease payments in the sale and leaseback transaction of crypto mining machines. Please refer to Note 10 for the details.

(c)	It includes long-term deposits of $4,090,070 as of March 31, 2024, and prepayment of lease payments of $2,383,290 and long-term deposits of $4,482,999 as of March 31, 2025.

8. CRYPTO ASSETS HELD

Crypto assets held are accounted for as an indefinite lived intangible asset and are initially measured at cost. The Group assigns costs to transactions on a weighted-average basis. When performing impairment test, the fair value is measured using the quoted price of the crypto assets in the industry recognized cryptocurrency exchange, HashKey Exchange, at the time its fair value is being measured. Management considers the prices quoted on HashKey Exchange to be a level 1 input under IFRS 13, Fair Value Measurement.

The balance of crypto assets held by the Group consisted of the following:

	As of March 31,
	2024	2025
		(Restated)
Bitcoin	1,313,515	321,121
USDT	1,016,723	-
Total	2,330,238	321,121

The following table presents the movement of crypto assets of the Group for the years ended March 31, 2024 and 2025:

	Note	Bitcoin	USDT	Total
At April 1, 2023	(a)	-	-	-
Revenue generated from crypto assets mining business		3,574,770	-	3,574,770
Converted (to) from other crypto assets		(2,261,067)	2,896,289	635,222
Converted to fiat		-	(1,460,000)	(1,460,000)
Interest income generated and received from deposits in crypto exchange	21	412	34,613	35,025
Payment for purchase of mining machines	21	-	(454,176)	(454,176)
Other charges		(600)	(3)	(603)
At March 31, 2024		1,313,515	1,016,723	2,330,238

At April 1, 2024		1,313,515	1,016,723	2,330,238
Revenue generated from crypto assets mining business		15,287,634	-	15,287,634
Converted (to) from other crypto assets		(10,911,298)	11,044,546	133,248
Converted from (to) fiat		(5,329,606)	(8,679,343)	(14,008,949)
Interest income generated and received from deposits in crypto exchange	21	-	2,343	2,343
Repayment to a related party	21	-	(4,360,181)	(4,360,181)
Cryptocurrencies received in issuance of ordinary shares to new shareholders	18, 21	-	987,000	987,000
Impairment		(36,191)	-	(36,191)
Other charges		(2,933)	(11,088)	(14,021)
At March 31, 2025 (restated)		321,121	-	321,121

Note:

(a)	The Group started the bitcoin mining business on April 1, 2023. No crypto assets were held by the Group before April 1, 2023.

The following table provides the reconciliation between net income and the movement of crypto assets of the Group for the years ended March 31, 2024 and 2025:

	As of March 31,
	2024	2025
		(Restated)
Crypto assets from operating activities
Revenue recognized from crypto assets mining business	3,612,995	15,302,212
Net income to be received by crypto assets	(38,225)	(14,578)
Fair value gain on conversion of other crypto assets	635,222	133,248
Interest income generated and received from deposits in crypto exchange	35,025	2,343
Impairment	-	(36,191)
Other charges	(603)	(14,021)
Net crypto assets provided by operating activities	4,244,414	15,373,013

Crypto assets from investing activities:
Proceeds from sales of crypto assets	(1,460,000)	(14,008,949)
Fund transfer paid on behalf for a related party	-	(5,318,981)
Fund transfer receipt on behalf from a related party	-	958,800
Cryptocurrencies received in issuance of ordinary shares to new shareholders	-	987,000
Payment for purchase of equipment	(454,176)	-
Net crypto assets used in investing activities	(1,914,176)	(17,382,130)

Net increase in crypto assets	2,330,238	(2,009,117)
Crypto assets at beginning of year	-	2,330,238
Crypto assets at end of year	2,330,238	321,121

Impairment on crypto assets held for the year ended March 31, 2024 and 2025 were nil and $36,191, respectively. The management’s estimates of impairment provision of cryptocurrencies are made based on the current market prices of cryptocurrencies as of each balance sheet date. Fluctuations in the market price of cryptocurrencies after the balance sheet date are not considered in determining the provision for impairment of cryptocurrencies.

9. EQUIPMENT, NET

	Mining
	machine	Total
Cost
As of April 1, 2023	-	-
Additions	14,102,554	14,102,554
Exchange realignment	(610)	(610)
As of March 31, 2024	14,101,944	14,101,944
Disposal	(14,101,944)	(14,101,944)
As of March 31, 2025	-	-

Accumulated depreciation
As of April 1, 2023	-	-
Depreciation for the year	865,203	865,203
As of March 31, 2024	865,203	865,203
Disposal	(865,203)	(865,203)
As of March 31, 2025	-	-

Net carrying amount
As of March 31, 2025	-	-
As of March 31, 2024	13,236,741	13,236,741

Please refer to Note 10 for the sale and leaseback of mining machines arrangement.

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Group entered the sales and purchase agreement with its related party on April 1, 2024 for disposal of all of the mining machines to a related party, Coolpad Global Inc., to settle part of the amount due to Coolpad Global Inc.. On the same day, the Group entered into a mining machine lease agreement with Coolpad Global Inc. for the use of the mining machine for four years and the Group has a right to renew one more year. As the lease payment was calculated based on the number of mining machines in operation and the daily market price of bitcoin, the lease payment is variable lease payment. The transaction qualified as a sale under IFRS 15. The arrangement is qualified as a sale and leaseback transaction in accordance with IFRS 16.

The Company measured the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the Company. Accordingly, the Company recognised only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. The Group recognized a right-of-use asset of $8,800,937 and a lease liability of $12,246,224. The gain recognized on the sale portion was $1,321,293, representing the portion of the rights transferred to the buyer-lessor. The Company made adjustments to measure the sale proceeds at fair value and any below-market terms was accounted for as a prepayment of lease payments. As such, the Company recorded $4,766,579 as a prepayment of lease payments.

Operating lease right-of-use-assets

The following table provides a reconciliation of the carrying amounts of operating lease right-of-use assets for the years ended March 31, 2024 and 2025:

	As of March 31,
	2024	2025
Carrying value at April 1	-	-
Addition	-	8,800,937
Depreciation expense of right-of-use assets	-	(2,200,234)
Carrying value as of March 31	-	6,600,703

Operating lease liabilities

The Company recognizes operating lease liabilities in accordance with IFRS 16, which are measured at the present value of future lease payments. Operating lease liabilities for the years ended March 31, 2024 and 2025, are detailed as follows:

	As of March 31,
	2024	2025
Balance as of April 1	-	-
Addition	-	12,246,224
Payments of lease liabilities	-	(2,797,896)
Balance as of March 31	-	9,448,328

The following is a schedule of future minimum lease payments under operating lease agreements as of March 31, 2025:

Years ending March 31,
2026	3,426,046
2027	3,426,046
2028 and thereafter	3,426,046
Total undiscounted lease payments	10,278,138
Less: imputed interest	(829,810)
Present value of operating lease liabilities	9,448,328

The following are the amounts recognized in consolidated statements of profit or loss and comprehensive income:

	For the years ended March 31,
	2024	2025
Depreciation expense of operating lease right-of-use assets	-	2,200,234
Interest expense on operating lease liabilities	-	628,150

The weighted average interest rate applied to the lease liabilities recognized in the consolidated statements of financial position was 5.875% per annum as of March 31, 2025. The weighted average remaining lease term was 3 years as of March 31, 2025.

11. ACCRUED EXPENSES AND OTHER PAYABLES

	As of March 31,
	2024	2025
Accrued payroll and welfare expenses	226,568	102,002
Other accrued expenses and payables	11,470	18,865
Other payables	60,000	40,000
Provision of income tax penalty (note a)	-	218,369
Total	298,038	379,236

Note:

(a)	The Company’s subsidiaries had not filed income tax returns from years ended March 31, 2024 to respective tax authorities in U.S. and Canada. Accumulated late tax filing interest and penalty was accrued.

(b)	Other payables and accruals are non-interest bearing and repayable on demand.

12. REVENUE

(a)	An analysis of revenue is as follows:

	For the years ended March 31,
	2024	2025
Revenue from contracts with customers
Sales of mobile phones and related accessories – point in time	715,138	-
Crypto assets mining service – over time	3,612,995	15,302,212
Total	4,328,133	15,302,212

(b)	Disaggregated revenue data by geographical region in terms of the mining machine’s location and location of customers is as follows:

	For the years ended March 31,
	2024	2025

U.S.	715,138	8,905,041
Canada	3,612,995	6,397,171
Total	4,328,133	15,302,212

13. COST OF REVENUE

An analysis of cost of revenue is as follows:

	For the years ended March 31,
	2024	2025
		(Restated)
Hosting service fee	1,731,117	9,731,337
Depreciation of property and equipment	865,203	-
Cost of mobile phones	766,288	-
Consumables expense	23,867	50,526
Depreciation of Right-of-use asset	-	2,200,234
Lease expense	-	1,350,990
Employee compensation and benefits	17,382	114,884
Total	3,403,857	13,447,971

Source of cost of revenue is as follows:

	For the years ended March 31,
	2024	2025
		(Restated)
Related parties	766,288	3,551,224
Third parties	2,637,569	9,896,747
Total	3,403,857	13,447,971

14. OTHER INCOME AND EXPENSES, NET

Other income and expense, net consisted of the following:

	For the years ended March 31,
	2024	2025
		(Restated)
Realized gain on conversion of crypto assets held	635,222	703,529
Bank interest income	1,429	21,598
Interest income generated and received from deposits in crypto exchange (note (a))	35,025	2,343
Impairment loss on crypto assets held	-	(36,191)
Gain on sale-and-leaseback	-	1,321,293
Provision for penalty on non-filing on income tax returns (note (b))	-	(218,369)
Total	671,676	1,794,203

Note:

(a)	The Group placed crypto asset in a short-term deposit on crypto exchange to receive interest which is variable and redeemable on demand.

(b)	The Company’s subsidiary had not filed income tax returns for years ended March 31, 2024 to respective tax authorities in U.S. and Canada. $218,369 annual late tax filing interest and penalty was accrued during the year ended March 31, 2025.

15. GENERAL AND ADMINISTRATIVE EXPENSES

	For the years ended March 31,
	2024	2025
Legal and professional fees (note (a))	185,667	259,988
Transportation expenses	2,536	6,620
Office expenses	31,067	580
Management fees	4,816	10,415
Wages and salaries	53,934	206,517
Pension scheme contributions	1,214	4,591
Outsourcing service fees	304,323	202,944
Short-term lease expenses	10,247	43,320
Others	75,124	52,074
Total	668,928	787,049

Note:

(a)	It mainly represents the audit fee expense for the years ended March 31, 2024 and 2025.

16. INCOME TAXES

The Company, Coolbit Mining and Magic Code are domiciled in the Cayman Islands and the BVI, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company, Coolbit Mining and Magic Code do not accrue income taxes.

Coolpad USA and Xcentz USA is incorporated in the U.S. and is subject to U.S. federal corporate income taxes with tax rate of 21%.

Coolbit Mining PTE Ltd is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 taxable income and 50% of the next SGD190,000 taxable income are exempted from income tax. Coolbit Mining PTE Ltd did not generate any operating income during the years ended March 31, 2024 and 2025, hence, no income tax expense is provided.

Xcentz HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

The Company’s subsidiaries are subject to the below income tax rate under the respective governing jurisdiction:

Jurisdiction	Income tax rate

Hong Kong	8.25% to 16.5%, under two-tiered tax regime
Singapore	17%
U.S.	21% to 55%
Canada	15% to 32%

The income tax provision consists of the following components:

	For the years ended March 31,
	2024	2025
		(Restated)
Current tax expense	306,396	673,612
Total income tax	306,396	673,612

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and (loss) profit before income tax presented in the consolidated financial statements:

	For the years ended March 31,
	2024		2025
			(Restated)
Profit before income tax expense	642,586		2,398,105

Tax at Cayman Island statutory tax rate*	-	-	-	-
Tax at Hong Kong statutory tax rate at 16.50%	106,027	16.5%	395,687	16.5%
Differential of local statutory tax rates	(41,948)	(6.5)%	396,890	16.6%
Tax effect on non-assessable income	(104,812)	(16.3)%	(370,507)	(15.4)%
Tax effect on non-deductible expenses	-	-	145,649	6.1%
Tax loss not recognised	347,129	54.0%	166,024	6.9%
Tax loss on utilisation of previously unrecognised tax losses	-	-	(60,131)	(2.5)%
Income tax credit	306,396	47.7%	673,612	28.2%

*	As the Group’s business operation mainly concentrated in Hong Kong, the Group determined to apply Hong Kong statutory tax rate in reconciliation of the statutory tax rate to the effective tax rate.

As of March 31, 2024 and 2025, the Group had $342,017 and $343,392 respectively, of net operating loss carryforwards available to reduce future taxable income, respectively. All the net operating loss carryforwards will carryforward indefinitely. No deferred tax has been recognised on the losses carried forward given the uncertainty on the generation of future profits.

17. RELATED PARTY TRANSACTIONS

(a)	Balance with related parties

The related party of the Group with whom transactions are reported in these unaudited condensed consolidated financial statements are as follows:

Name of Individual	Relationship with the Group

Coolpad Investment Limited	A shareholder of the Company
Coolpad Global Inc.	An affiliate of Coolpad Investment Limited
Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd	An affiliate of Coolpad Investment Limited

		March 31,
Name	Nature	2024	2025

Coolpad Investment Limited	Amount due to a related party	82,275,025	-
Coolpad Global Inc.	Accounts payable	-	3,168,498

(b)	Transactions with related parties

The amount due to Coolpad Investment Limited represented the fund advances made to the Group for operation purpose. The amount is unsecured, interest-free and due on demand. Please refer to the Note 21 for the non-cash fund advances and repayment for the details.

The following table provides the transactions with these parties for the years presented:

		For the years ended March 31,
Name	Nature	2024	2025
			(Restated)
Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd	Purchase of mobile phones and its accessories	766,288	-
Coolpad Global Inc.	Lease expenses for mining machines included in cost of revenue	-	3,551,224
Coolpad Investment Limited	Debt waiver as a capital contribution	-	61,641,887
Coolpad Global Inc.	Disposal of mining machines	-	13,236,741

(c)	Compensation for key management personnel of the Group

Compensation for key management personnel of the Group is set out below:

	As of March 31,
	2024	2025
Salaries, allowances and benefits in kind	-	101,000
Pension scheme contributions	-	-
Total	-	101,000

18. SHAREHOLDERS’ (DEFICIT) EQUITY AND RESERVES

Ordinary shares

The Company was established under the laws of the Cayman Islands on October 17, 2023.

For the sake of undertaking a public offering of the Company’s ordinary shares, on May 12, 2025, the Group completed a re-organizing transaction resulting in 17,000,000 ordinary shares comprised of (a) 6,999,920 Class A Ordinary Shares and (b) 10,000,080 Class B Ordinary Share outstanding that have been retroactively restated to the beginning of the first period presented.

Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A ordinary shares is entitled to one (1) vote and each Class B ordinary shares is entitled to ten (10) votes. Each Class B ordinary shares shall not be entitled to any dividends or distributions

	For the years ended March 31,
	2024	2025
Number of shares authorized
Ordinary share	1,000,000,000	1,000,000,000

Number of shares issued
Beginning balance	10,000,000	10,000,000
Issuance of shares for the year	-	7,000,000
Ending balance	10,000,000	17,000,000

During the year ended March 31, 2025, the Company allotted 7,000,000 ordinary shares at $0.14 per share to an investor. The consideration was settled by USDT to the Group.

Capital reserve

Capital reserve represents the share premium which is the consideration received by the Company over the par value of the share when it was issued. During the year ended March 31, 2025, amount due to Coolpad Investment Limited of US$61,641,887 was waived by Coolpad Investment Limited and recorded as a capital contribution to the Group.

Accumulated deficit

Accumulated deficit represents the cumulative amount of net loss the Company incurred in history.

Accumulated other comprehensive income

Exchange differences arising from the translation of the net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e. US$) are recognized directly in other comprehensive income and accumulated in the translation reserve. Such exchange differences accumulated in the foreign currency translation reserve are reclassified to profit or loss on the disposal of the foreign operations.

19. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks from its operation include (i) credit risk, (ii) liquidity risk, (iii) market risk, (iv) price risk and (v) operational risk.

The directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial period/years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

(i)	Credit risk

Credit risk is the risk of financial loss arising from the non-performance of a counterparty to an agreement. Credit risk arises primarily from risks related to customers and other counterparties.

The carrying amounts of financial assets after impairment are presented in the statements of financial position and are the amounts of maximum exposure of the Group to financial asset credit risks.

Spot transactions are traded within the limit of the amounts received in advance from customers. Therefore, the Group does not take excessive credit risks with any specific customers.

The Group’s cash, cash equivalents and crypto assets for facilitating customer transactions are exposed to credit risk because they are deposited in financial institutions and/or cryptocurrency exchange brokers. Those financial institutions are highly credit worthy, and the cryptocurrency exchange brokers are well-established domestic and overseas exchange brokers. Thus, although the credit risk is concentrated in a small number of counterparties, it is considered to be limited. In addition, customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers. There is also a concentration of credit risk related to customer accounts receivable, as the Group uses a small number of payment processors. However, since the settlement period is short, the credit risk associated with those processors is considered to be limited.

As part of the risk management process, the Group evaluates the financial positions of financial institutions before selecting them and subsequently reviews them on a periodic basis. In selecting and dealing with cryptocurrency exchange brokers, the Group monitors the up-to-date information of such brokers via social media and other news sources in order to be informed about any changes in their businesses. In addition, if the Group obtains information related to their credit uncertainty, such as a downgrade of their credit ratings, necessary measures are taken by collaborating with all divisions concerned to avoid such risks.

The exposure to credit risk of the Group is as follows:

		As of March 31, 2024
	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
Assets
Cash and cash equivalents	Lifetime ECL (Simplified)	1,397,217	-	1,397,217
Accounts receivables	Lifetime ECL (Simplified)	123,628	(353)	123,275
Other receivables	12 – month ECL	303,197	-	303,197
Total		1,824,042	(353)	1,823,689

		As of March 31, 2025
	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
Assets
Cash and cash equivalents	Lifetime ECL (Simplified)	1,977,274	-	1,977,274
Accounts receivables	Lifetime ECL (Simplified)	52,818	(14)	52,804
Other receivables	12 – month ECL	20,197	-	20,197
Total		2,050,289	(14)	2,050,275

Exposure to credit risk

The Group has no significant concentration of credit risk except for those significant customers disclosed below. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of individual customers who represent 10% or more of the Group’s revenue:

	As of March 31,
	2024	2025
Customer A	715,050	-
Customer B	3,612,995	15,255,075

(ii)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Group.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

As of March 31, 2024

	Carrying amount	With one year
Accounts payable	64,099	64,099
Accrued expenses and other payables	298,038	298,038
Due to a related party	82,275,025	82,275,025
Total	82,637,162	82,637,162

As of March 31, 2025

	Carrying amount	With one year		2 to 4 years
Accounts payables	85,799	85,799	85,799	-
Accounts payable – a related party	3,168,498	3,168,498	3,168,498	-
Accrued expenses and other payables	379,236	379,236	379,236	-
Lease liabilities – a related party	9,448,328	2,966,771	2,966,771	6,481,557
Total	13,081,861	6,600,304	6,600,304	6,481,557

The maturity analysis of financial liabilities and the corresponding financial assets for managing liquidity risk are as follows. The contractual cash flow below reflects cash flows presented on an undiscounted cash flow basis, including contractual interest payments.

(iii)	Market risk

Market risk is the risk of fluctuations in the fair value of cryptocurrencies or future cash flows as a result of changes in market price. The objective of market risk management is to manage and control market risk exposure within acceptable parameters while optimizing the return. Market risk mainly includes price fluctuation risk of cryptocurrencies.

Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in the Group’s operation are currently primarily based on Bitcoin and USDT. The Group currently does not use any derivative contracts to hedge its exposure to cryptocurrency risk, but management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency.

(iv) Price risk

The Group is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are typically liquidated on a daily basis.

Bitcoin currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Group is directly related to the current and future market price of digital currencies. A decline in the market prices for digital currencies could negatively impact the Group’s future operations. The Group has not hedged the conversion of any of its sales of Bitcoin.

(iv)	Operational risk

The Group is exposed to operational risk arising from a wide variety of factors associated with business processes, personnel, technology and infrastructure, and from external factors other than credit, market and liquidity risks, such as changes in legal and regulatory requirements. Especially, if any of the private keys relating to the Group’s hot or cold wallets containing cryptocurrencies for its own accounts or for customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, the Group will lose access to the cryptocurrencies in the related wallet and there will be a devastating impact on the Group’s operation. Furthermore, the Group cannot provide assurance that the wallet will not be hacked or compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. The customers’ ability to access or sell their cryptocurrencies could be affected adversely due to any loss of private keys relating to, or hack or other compromise of, digital wallets used to store cryptocurrencies deposited by customers.

The Group is also exposed to vendor concentration risk. Ensuring the sufficiency of mining machine capacity and service providers are critical to the Company’s operations as a crypto mining company. As of March 31, 2025, the Company depends on a related party to lease mining machines to the Company and an independent vendor to support the operation of the Company’s activities in U.S. and Canada.

(v)	Foreign exchange risk management

Payables denominated primarily in foreign currencies are exposed to foreign exchange risks. Our foreign exchange risks arise primarily from fluctuations in the U.S. dollar. The Group manages foreign exchange risks by continuously monitoring trends in foreign exchange rates and managing its exposure to foreign exchange rate fluctuations.

20. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit or loss attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares in issue for the year ended March 31, 2024 and 2025.

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.

The following reflects the income and shares data used in the basic and diluted earnings per ordinary share computations:

	As of March 31,
	2024	2025
Profit for the year attributable to owners of the Company		(Restated)
Basic and diluted	336,190	1,724,493

Weighted average number of shares
Basic	10,000,000	11,750,000

21. SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities are as follows:

	For the years ended March 31,
	2024	2025
Cryptocurrencies received from issuance of ordinary shares to new shareholders	-	987,000
Payment for purchase of mining machines in form of cryptocurrencies	454,176	-
Interest income received in form of cryptocurrencies	35,025	2,343
Fund transfer paid on behalf for a related party in form of cryptocurrencies	-	5,318,981
Fund transfer receipt on behalf from a related party in form of cryptocurrencies	-	958,800
Disposal of equipment to a related party to settle the amount due	-	13,236,741
Capital contribution in exchange for settlement of amount due to related party	-	61,641,887

22. CONTINGENT LIABILITIES

Xcentz HK, the company incorporated in Hong Kong with business operation in U.S. and Canada, did not report the current year tax to the tax authority till the reporting date. The late tax filing may lead to contingent tax penalty as of March 31, 2025. The tax return is not yet filed so it is not possible to give the Company evaluation of the likelihood of the outcome or estimate the possible amount of tax penalty. The contingent tax penalty is estimated at $218,369 and provision was made as of March 31, 2025. Except the potential tax issue, the Company concludes that there was no contingent liability, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, consolidated financial condition, or cash flows.

23. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2025 up through November 21, 2025, which is the date that these consolidated financial statements are available to be issued. Saved as the event below, there were no other material subsequent events that require disclosure in these consolidated financial statements.

On May 12, 2025, the Company’s board of directors passed resolutions, which were approved by the shareholders on the same date, to (i) sub-divide each authorized and each issued share into 100,000 shares of par value US$0.00001 each, resulting in the Company’s authorized share capital becoming US$50,000 divided into 5,000,000,000 shares of par value US$0.00001 each, with 17,000,000 issued shares; (ii) cancel US$40,000 of authorized unissued shares, resulting in the Company’s authorized share capital becoming US$10,000 divided into 1,000,000,000 shares of par value US$0.00001 each, with 17,000,000 issued shares; (iii) re-designate the authorized and issued shares into US$100,000 divided into 1,000,000,000 shares with a par value of US$0.00001 each, comprised of (a) 900,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 100,000,000 Class B Ordinary Shares with a par value of US$0.00001 each, with the 17,000,000 currently outstanding shares re-designated into (a) 6,999,920 Class A Ordinary Shares, and (b) 10,000,080 Class B Ordinary Shares. These actions were effected in accordance with the laws of the Cayman Islands.

24. PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Coolbit Technologies Limited.

Condensed Statement of Financial Position

	As of March 31,
	2024	2025
ASSETS
Non-current assets:
Interests in subsidiaries	2,300,010	2,300,010
Deferred offering costs	-	280,030
Total non-current assets	2,300,010	2,580,040
TOTAL ASSETS	2,300,010	2,580,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties	2,309,910	1,918,219
Accrual	-	5,000
Total current liabilities	2,309,910	1,923,219

SHAREHOLDERS’ (DEFICIT) EQUITY
Shareholders’ equity
Share capital*	100	170
Capital reserve	-	986,930
Accumulated deficit	(10,000)	(330,279)
Total shareholders’ (deficit) equity	(9,900)	656,821

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	2,300,010	2,580,040

*	Retrospectively restated for the effect of share reorganization (see Note 1).

Condensed Statements of Profit or Loss

	For the years ended March 31,
	2024	2025
Expenses
Legal and professional fees	(10,000)	(213,405)
Management fee expenses	-	(6,283)
Wages and salaries	-	(101,000)
Total expenses	(10,000)	(320,688)

Other income
Foreign exchange gain	-	409

Loss before income tax expense	(10,000)	(320,279)

Income tax expense	-	-

Net loss	(10,000)	(320,279)

Condensed statements of cash flows

	For the years ended March 31,
	2024	2025

Cash flows from operating activities:
Profit before income tax expenses	(10,000)	(320,279)
Change in operating assets and liabilities:
Accrual	-	5,000
Cash provided by operating activities	(10,000)	(315,279)

Cash flows from financing activities:
Proceeds from a related party advances	10,000	595,309
Payments for deferred offering costs	-	(280,030)
Cash used in financing activities	10,000	(315,279)

Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of the year	-	-
Cash and cash equivalents at the end of the year	-	-

(i)	Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as a limited company on October 17, 2023 and as a holding company.

In the condensed parent company only financial statements, the Company’s investment in a subsidiary stated at cost of acquisition in Coolbit Mining, Coolpad USA, Coolpad CA and Magic Code. Those condensed parent company only financial statements should be read in connection with the consolidated financial statements and notes hereto.

The condensed parent company only financial statements are presented as if the incorporation of the Company and its acquisition of subsidiaries had taken place.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company only financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Coolbit Technologies Limited exceed 25% of the consolidated net assets of Coolbit Technologies Limited. The Company generates revenue from its wholly owned subsidiary in Hong Kong. The abilities of the Company’s subsidiaries in Hong Kong to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of Coolbit Technologies Limited do not exceed 25% of the consolidated net assets of Coolbit Technologies Limited and accordingly the above condensed parent company only financial information of Coolbit Technologies Limited is presented for supplementary reference.

As of March 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

COOLBIT TECHNOLOGIES LIMITED

PRELIMINARY PROSPECTUS

Through and including [ ], 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred in connection with the execution of their duties, powers, authorities or discretions as a director or officer of the Company, unless such losses or damages arise through the willful neglect or default of such directors or officers.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that the director or officer is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent sales of unregistered securities.

During the past three years, the Company has issued the following securities. We believe that each of the following issuances was exempt from registration under Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Regulation S promulgated thereunder regarding offshore offers and sales. No underwriters were involved in these issuances of securities.

On February 20, 2025, the Company issued 70 Ordinary Shares to Prime Palace Investment Limited pursuant to a Share Purchase and Share Subscription Agreement dated December 27, 2024, by and between the Company, Coolpad Investment Limited and Prime Palace Investment Limited at a price of US$14,100 per share. The transaction was part of a reorganization undertaken in preparation for the initial public offering and listing on Nasdaq of the Company’s Ordinary Shares.

On May 12, 2025, the Company effected a forward stock split whereby it issued 100,000 Ordinary Shares in exchange for each outstanding Ordinary Share. Pursuant to the stock split, the Company issued an aggregate of 17,000,000 Ordinary Shares. The stock split was effected in preparation for the initial public offering and listing on Nasdaq of the Company’s Ordinary Shares.

Item 8. Exhibits and financial statement schedules.

(a) Exhibits.

See “Exhibit Index” beginning on page II-4 of this registration statement.

(b) Financial statement schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by section 10(a)(3) of the Securities Act;

ii.	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

b.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

e.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

f.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Memorandum and Articles of Association effective August 12, 2025**
4.1	Specimen Stock Certificate**
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the shares being registered**
8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)**
10.1	Form of Independent Director’s Agreement**
10.2	Form of Indemnification Agreement**
10.3	Form of Audit Committee Charter**
10.4	Form of Nomination Committee Charter**
10.5	Form of Compensation Committee Charter**
10.6	Director’s Service Agreement between Coolbit Technologies Limited and Jiajun Chen **
10.7	Director’s Service Agreement between Coolbit Technologies Limited and Sze Wah Sam Cheung**
10.8	Procurement Contract between Xcentz Limited and Yongxudigitalco., Limited dated August 9, 2023**^
10.9	Procurement Contract between Xcentz Limited and Digital Treasures Assets Pte. Ltd. dated August 11, 2023**^
10.10	Procurement Contract between Xcentz Limited And Yongxudigitalco., Limited dated September 28, 2023**^
10.11	Future Sales and Purchase Agreement between Xcentz Limited and JingYun Intelligent Technology Limited dated November 3, 2023**^
10.12	Procurement Contract between Xcentz Limited and Yongxudigitalco., Limited**^
10.13	Sales and Purchase Agreement between Xcentz Limited and JingYun Intelligent Technology Limited dated June 12, 2024**^
10.14	Mining Pool Services Agreement between Xcentz Limited and Fram Farm Inc. (dba F2Pool) dated November 15, 2024**^
10.15	Mining Services Agreement between Xcentz Limited and Antpool Technologies (BVI) Limited dated August 30, 2023**^
10.16	Hosting Services Agreement between Xcentz Limited and 10139882 Manitoba Ltd. dated August 7, 2023**^
10.17	Hosting Services Agreement between Xcentz Limited and 10139882 Manitoba Ltd. dated September 5, 2023**^
10.18	Hosting Services Agreement between Xcentz Limited and 10139882 Manitoba Ltd. dated December 15, 2023**^
10.19	Hosting Services Agreement between Xcentz Limited and Octagon Energy Ltd. dated November 3, 2023**^
10.20	Hosting Services Agreement between Xcentz Limited and Octagon Power USA Inc. dated December 15, 2023**^
10.21	Computer Server Lease Agreement dated April 1, 2024**^
10.22	Hashkey Agreement and associated Hashkey Investor Business Terms, as amended for the Addition of Dormant Account Clause between Xcentz Limited and Hashkey Exchange dated October 9, 2024**
10.23	Coinbase Agreement and associated Coinbase Wallet Dapp Terms of Service Agreement between Xcentz Limited and Coinbase Global Inc. dated October 9, 2024**
10.24	Mining Services Agreement between Xcentz Limited and Antpool Technologies Pte. Ltd dated January 23, 2024**^
10.25	Asset Transfer Agreement between Xcentz Limited and Coolpad Global Inc. dated March 30, 2024**
14.1	Code of Ethics**
21.1	List of Subsidiaries of the Registrant**
23.1	Consent of WWC, PC**
23.2	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.1)**
23.3	Consent of Frost & Sullivan**
23.4	Consent of Liang & Partners Shenzhen Office**
23.5	Consent of Aird & Berlis LLP**
24.1	Form of Power of Attorney (included on signature page)**
107	Filing Fee Table**

^	Portions of this exhibit (indicated by asterisks) have been omitted under the rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

*	Submitted herewith
**	To be submitted by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form F-1/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________________ on _____________, 2025.

COOLBIT TECHNOLOGIES LIMITED

By:
Jiajun Chen
Chief Executive Officer
(Principal Executive Officer)

We, the undersigned directors and executive officers of Coolbit Technologies Limited and its subsidiaries hereby severally constitute and appoint Jiajun Chen, singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him, for him and in his name, place and stead, and in any and all capacities, to sign this registration statement on Form F-1 and any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-1/A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jiajun Chen	Chief Executive Officer and Director
Jiajun Chen	(Principal Executive Officer)	________, 2025

/s/ Fei Ma	Chief Financial Officer
Fei Ma	(Principal Financial and Accounting Officer)	________, 2025

/s/ Sze Wah Sam Cheung	Director	________, 2025
Sze Wah Sam Cheung

/s/ Fuwing Lau *	Director	________, 2025
Fuwing Lau

/s/ Kingyin Wong *	Director	________, 2025
Kingyin Wong

/s/Guan Wang *	Director	________, 2025
Guan Wang

*By:	/s/ Jiajun Chen
Jiajun Chen, Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in Newark, Delaware, United States of America on [●], 2025.

,
Authorized U.S. Representative

By:
Name:
Title: